As filed with the Securities and Exchange Commission on May 24, 2011.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Latrobe Specialty Metals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3310	20-5927926
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

2626 Ligonier Street

Latrobe, Pennsylvania 15650

(724) 537-7711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

B. Christopher DiSantis

President and Chief Executive Officer

Latrobe Specialty Metals, Inc.

2626 Ligonier Street

Latrobe, Pennsylvania 15650

(724) 537-7711

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd R. Chandler, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10013 Telephone: 212-310-8000 Facsimile: 212-310-8007	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: 212-906-1200 Facsimile: 212-751-4864

Approximate date of commencement of proposed sale to public:

As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.01 par value	$175,000,000	$20,318

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes amounts attributable to shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2011

             Shares

Latrobe Specialty Metals, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling              shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “LAT.”

The underwriters have a 30-day option to purchase on a pro rata basis up to an aggregate of              additional shares from the selling stockholders to cover over-allotments of shares. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Latrobe Specialty Metals, Inc. (Before expenses)	Proceeds to Selling Stockholders (assuming full exercise of the over-allotment option) (Before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of our common stock will be made on or about                     , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
FBR Capital Markets
Jefferies
KeyBanc Capital Markets

Cowen and Company

The date of this prospectus is                     , 2011

You should rely only on information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities, and this prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where an offer or sale of shares would be unlawful. The information in this prospectus and any free writing prospectus prepared by us may be accurate only as of their respective dates.

“Latrobe Steel,” “Specialty Steel Supply” and their respective logos are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, we refer to our trademarks, service marks and trade names in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Dealer Prospectus Delivery Obligation

Until                     , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to unsold allotments or subscriptions.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, “Risk Factors” beginning on page 16 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 42 of this prospectus and the financial statements and related notes included elsewhere in this prospectus. In this prospectus, the “Company,” “Latrobe,” “ we,” “us” and “our” refer to Latrobe Specialty Metals, Inc., a Delaware corporation and the issuer of the common stock offered hereby, and its consolidated subsidiaries, including Latrobe Specialty Metals Company.

Our Company

We are one of the largest manufacturers and a global distributor of high-performance specialty metals and alloys. We serve a diversified group of end markets, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets. We develop, produce and market over 350 grades of specialty metals and alloys that are used in demanding applications such as the manufacture of: (i) landing gear, helicopter shafts, jet engine fasteners and jet engine bearings for the commercial aerospace and defense markets; (ii) downhole logging tools, completion tubes and valves for the oil and gas exploration and production market; (iii) turbine bolts, shafts, pins and blades for the power generation market; and (iv) metal cutting, punching, sawing and stamping dies for the industrial market. To meet the exacting requirements of our customers, we produce materials that possess specific metallurgical properties, including high-strength, corrosion resistance, hardness, fatigue resistance, fracture toughness and temperature resistance. We are able to produce these advanced materials as a result of the highly specialized equipment we have installed at our facilities, the talented team of metallurgists and engineers that we employ and the knowledge we have gained from decades of manufacturing specialty metals.

We have been in continuous operation since 1913 and have manufactured specialty metals for the commercial aerospace and defense industries for over 50 years. We were acquired by our current stockholders in December 2006 from The Timken Company (“Timken”), which had owned our Company since 1975. Since our acquisition from Timken, we have implemented a strategy to increase our production of higher value-added specialty metals and to target underserved end markets and customers that require difficult-to-produce grades of metals. As part of this strategy, we have invested approximately $60 million in state-of-the-art equipment and facilities to, among other things, increase our vacuum induction melting (“VIM”) furnace capacity by approximately 200% and to increase the number of our vacuum arc remelting (“VAR”) furnaces by approximately 30%. This new equipment was placed into service in September 2008 on schedule and on budget, and received subsequent certifications in 2009. This increased capacity provides the basis for our aggressive expansion into new products, such as nickel-based super alloys, and new end markets, such as oil and gas exploration and production and power generation. We have received a wide assortment of critical end-user qualifications and certifications on this new equipment that are required to generate commercial sales.

We operate through two segments: Manufacturing and Distribution. We conduct our manufacturing activities at facilities in Latrobe, Pennsylvania; Franklin, Pennsylvania; and Wauseon, Ohio. We also operate warehouse facilities in Germany and the United Kingdom to fulfill the needs of our Manufacturing customers. The centerpiece of our Manufacturing facilities are two of the largest operating VIM furnaces in the world and 17 VAR furnaces, including four of the largest in the world. Our Manufacturing facilities also include equipment and other assets used for primary melting, forging, rolling, finishing and metallurgical testing, all of which allow us to meet the specific needs of our customers. For the fiscal year ended September 30, 2010, our Manufacturing segment accounted for approximately 64% of our net sales and 79% of our operating income.

Our Distribution segment globally sources and distributes corrosion resistant steels, tool steels and powder metals for a wide range of industries. We are a leading distributor of tool steels in North America, and we operate eight service centers that are strategically located in the United States and Canada to fulfill the needs of our Distribution customers. We believe our Distribution segment is differentiated from its competitors by the breadth and depth of our value-added machining services. Over 70% of the products we distribute undergo a value-added process such as cutting, milling, grinding, precision straightening, center-less grinding to exact tolerances or computer numerical control (“CNC”) machining to meet our customers’ specific requirements. Like our Manufacturing segment, our Distribution segment continually targets opportunities to distribute and process higher value-added metals to new end markets and new customers. An example of our implementation of this strategy was our 2010 agreement with Crucible Industries to become its exclusive North American distributor for the majority of its Crucible Particle Metallurgy or Powder Metal (“CPM”) branded products. These products are used by a large base of industrial, medical and aerospace companies in attractive, growing applications, and CPM is one of the most well-respected brands in the powder metal market. In addition, in September 2008, we acquired Specialty Steel Supply, Inc. (“Specialty Steel Supply”), a Houston, Texas-based distributor of nickel-based super alloys and high-end corrosion resistant alloys, to gain entry into the oil and gas exploration and production market. For the fiscal year ended September 30, 2010, our Distribution segment accounted for 36% of our net sales and 21% of our operating income.

Our direct customers, which typically include forgers, machine shops and distributors, further process the specialty metals and alloys that we manufacture for ultimate use by a variety of original equipment manufacturers (“OEMs”) and end users. Direct Manufacturing customers include Canton Drop Forge, Firth Rixson Limited, SIFCO Industries, Inc., Specialty Ring Products, Inc. and Wyman-Gordon Company. The end users of the specialty metals and alloys that we manufacture include the U.S. Army Aviation and Missile Command (“AMCOM”), Airbus S.A.S. (“Airbus”), Augusta Engine Parts Inc., Bell Helicopter Textron Inc., The Boeing Company (“Boeing”), Caterpillar Inc., Central Wire, FAG Kugelfischer Georg Schaefer AG, General Electric Company, Halliburton Company (“Halliburton”), Kennametal Inc., Lockheed Martin Corporation, National Oilwell Varco, Inc. (“National Oilwell Varco”), Newell Rubbermaid Inc., Rolls-Royce Plc, Schlumberger Ltd., SKF Group, Snecma S.A. and United Technologies Corporation. The end users of the specialty metals and alloys sold through our Distribution segment include Alcoa Inc., Cummins Inc., Eaton Corporation, General Dynamics Corporation, GKN plc, Halliburton, Timken and Weatherford International Ltd.

The specialty metals industry is undergoing a period of significant growth since its downturn in 2008 and 2009, driven by an improved outlook for manufacturing globally and higher growth forecasts in various end markets in which specialty metals are used, most notably commercial aerospace, oil and gas exploration and production and power generation. For the fiscal year ended September 30, 2010, we generated net sales of $309.2 million, a 6.9% increase over net sales of $289.2 million for the fiscal year ended September 30, 2009. For the fiscal year ended September 30, 2010, we generated net income of $7.3 million versus a net loss of $14.8 million for the fiscal year ended September 30, 2009. For the fiscal year ended September 30, 2010, we generated Adjusted EBITDA of $32.9 million versus Adjusted EBITDA of $15.2 million for the fiscal year ended September 30, 2009. See footnote 4 of “Summary Historical Consolidated Financial and Other Data” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

For the six month period ended March 31, 2011, net sales, net income and Adjusted EBITDA were $202.7 million, $10.4 million and $27.4 million, respectively, compared to net sales, net loss and Adjusted EBITDA of $132.9 million, $(3.6) million and $5.6 million, respectively, for the six month period ended March 31, 2010. As of March 31, 2011, our order backlog was approximately $181.8 million, a 98% increase compared to our backlog of $91.7 million as of March 31, 2010. See “Business—Backlog” for a description of how we calculate backlog.

Our Markets

We expect to continue to increase revenue and earnings by targeting high-margin end markets with attractive growth characteristics, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets.

For the fiscal year ended September 30, 2010, 52% of net sales for our Manufacturing segment was derived from the commercial aerospace industry, which encompasses both the construction of new aircraft and the manufacture of replacement parts that are utilized in routine maintenance. Currently, the global commercial aerospace market is expanding due to increased passenger travel worldwide (as measured by revenue passenger kilometers (“RPKs”)) and a surge in aircraft orders from carriers in high-growth regions such as Brazil, Russia, India and China as well as in the Middle East. Furthermore, recent high oil prices, and consequently high jet fuel prices, have created incentives for airlines, primarily in the United States and Western Europe, to replace their aging fleets with new, more fuel-efficient aircraft. These conditions have resulted in a significant order backlog stretching to 2017 for aircraft manufacturers such as Airbus and Boeing and have prompted both airplane manufacturers to announce several production rate increases that are planned for 2011, 2012 and 2013. Each aircraft that is placed into service adds to a steady order stream for replacement parts due to regular wear and tear, creating a recurring revenue stream for us.

We believe that demand for our products from the defense industry will remain steady with ongoing military operations in harsh physical environments throughout the world accelerating the maintenance and replacement of military stock. The specialty metals that we produce are used, among other things, in the manufacture of military helicopters, armored vehicles, missile casings and gun barrels. We believe that the specialty metals that we manufacture are critical to the readiness of the U.S. military and the safety of our nation and that we are a key member of the supply chain to the U.S. Department of Defense (“DoD”). In September 2008, we signed a Strategic Buffer Contract with the DoD to ensure that specific grades and quantities of metal are available to meet the military’s surge and sustainment requirements, and in December 2008 and August 2010, we executed agreements with the DoD that provided for us to receive up to $25.7 million to invest in our facilities to increase production capacity. While some defense industry experts are projecting decreases in the annual U.S. defense budget in 2012 and beyond, we believe the segment of the defense industry that we serve will be less affected due to the U.S. military’s need to restock after a decade of fighting in harsh physical environments. For the fiscal year ended September 30, 2010, 15% of net sales for our Manufacturing segment were derived from the defense industry.

Oil and gas exploration and production is a high-margin end market with strong demand characteristics that we have recently targeted as part of our growth strategy. The recent increase in oil prices combined with important technological advances in horizontal drilling and hydraulic fracturing have led to a sharp increase in North American drilling activity as measured by rig counts. According to data from Baker Hughes Incorporated (“Baker Hughes”), North American rig counts have increased from 916 rigs as of July 27, 2009 to 1,830 rigs as of April 29, 2011, an increase of 99% in less than two years, with horizontal drilling rigs accounting for nearly 60% of the rig count, up from just 7% as recently as 2003. Other trends affecting the oil and gas exploration and production market are: (i) increased drilling activity in harsher and more remote environments; (ii) a steady increase in well depths; (iii) more prevalent use of hydraulic fracturing techniques; and (iv) an increase in lateral drilling per well. We expect these trends to result in higher demand for, and increased consumption of, specialty metals such as those that we manufacture and distribute. To support our entry into this end market, (i) we have hired experienced metallurgists to enable us to manufacture new grades of materials such as nickel-based super alloys, an example of which is a grade known as 718 that is used in downhole drilling tools and blow out preventors; (ii) we have hired sales professionals to cultivate or deepen relationships with oil field services companies, particularly in Houston, Texas; and (iii) we acquired a Houston, Texas-based distributor, Specialty Steel Supply, in September 2008 to fulfill and process customer orders. To date, we believe this strategy has been successful. For the fiscal year ended September 30, 2010, 7% of net sales for our Manufacturing segment were derived from the oil and gas industry versus 3% of net sales for our Manufacturing segment for the fiscal year ended September 30, 2007.

Beginning in late 2007, we also expanded into the power generation market by developing relationships with key power generation parts makers, forgers and OEMs, including GE Energy and Grupo Frisa, S.A. de C.V. (“Grupo Frisa”) of Mexico. We believe our entry into this market has been well-received by customers due to our status as a U.S. domestic producer of specialty metals, our ample VIM and VAR production capacity and our proven quality systems. We believe our power generation customers value the rigor of our commercial aerospace processes and choose to do business with us because they would like that same rigor applied to the specialty metals that we manufacture for them. Over the last three years, we have been awarded many end-user and customer qualifications for power generation products, such as turbine blade materials, pins, shaft, veins and critical high-temperature, high-strength bolting materials. We believe we have two competitive advantages versus our peers in serving the power generation end market. First, we believe that having our own, captive distribution network enables us to more effectively service these customers. Second, we believe our wide product portfolio, which encompasses several specialty metals, differentiates us from our peers. Our portfolio of specialty metals includes iron-based remelted alloys for pins, specialty niche stainless remelt materials for bolts and blades and nickel-based super alloys for the high-temperature sections of steam and gas turbines. By comparison, most of our peers only focus on a subset of these materials.

Business Strengths

We believe that we have the following competitive strengths:

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Extensive Product Portfolio Serving Attractive End Markets. We are one of the largest manufacturers of specialty metals and alloys, producing over 350 grades of metals that are used in healthy, growing end markets such as commercial aerospace and defense, oil and gas exploration and production and power generation. We have been a supplier to the commercial aerospace industry over the last 50 years and have a leading market position supplying mission critical specialty metals for the defense industry. We have recently expanded our market position in other attractive, high-margin end markets such as oil and gas exploration and production and power generation.

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Strong Competitive Position and High Barriers to Entry. Many of our customers, OEMs and other end users in the markets we serve require us to complete rigorous qualification processes. These qualification processes are expensive both for the end user and the company seeking qualification. They often require two to three years to complete, and they require a high degree of metallurgical and technical expertise. We believe these qualifications cannot be achieved easily by new market entrants, leading to high barriers to entry. For example, we are one of only three globally qualified producers of specialty metal for the Airbus A380 landing gear. We are also the only qualified supplier of specialty metals for the solid rocket boosters used by NASA. Additionally, we have undergone numerous certification processes to be eligible to supply metals for mission critical parts to the commercial aerospace and defense markets, including ISO 9001:2000, AS9100 and the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”). We also benefit from the fact that the United States military, an important end user of our specialty metals, is required by statute to maintain a preferential supplier policy for domestic manufacturers, which enhances our position with the U.S. military relative to foreign competitors.

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Value-Added Production Process. We own and operate state-of-the-art manufacturing assets that enable us to produce high value-added specialty metals and alloys. From June 2007 to March 2010, we invested approximately $60 million into our Latrobe and Franklin, Pennsylvania facilities to increase the production capacity for our highest margin products, to expand our market share, to shorten our lead times to customers and to enable us to manufacture new, difficult-to-produce materials such as nickel-based super alloys that earn attractive profit margins. Our new VIM furnace was placed into service in

September 2008 on schedule and on budget and received the rigorous, critical end-user qualifications in 2009 that are necessary for manufacturing commercial aerospace, oil and gas exploration and production and power generation specialty metal grades. This additional capacity provides the basis for our future growth.

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Critical Technical Expertise. Our manufacturing assets are complemented by a staff of well-trained, talented and experienced engineers and metallurgists. Our engineering and metallurgical expertise enables us to design and manufacture specialty metals and alloys that meet or exceed our customers’ needs for quality, consistency and process control. Since our materials are often used in applications with no tolerance for failure, a key requirement of our customers and the end markets they serve is our ability to document each detail of our manufacturing process to demonstrate conformity to standards. These process controls are not replicated easily by new market entrants. As a result, we believe we are recognized among our customers for our ability to consistently meet or exceed their technical specifications and those of the end users in the markets we serve.

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Diversified Customer Base with Long-Standing Relationships. We believe that the high quality of our products, our high level of customer service and our ability to serve as a one-stop supplier for a wide range of products and value-added services enables us to achieve a high rate of customer retention and to win new business. We have long-standing relationships with many of our customers and have supplied our top ten Manufacturing customers (based on net sales for the last twelve months ended March 31, 2011) for over 25 years on average. We have a diversified customer base and no significant revenue concentration with any one customer. In the aggregate, our top ten customers accounted for approximately 18% of our net sales for the last twelve months ended March 31, 2011, and none of our customers accounted for more than 3.5% of our net sales during that period.

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Strong Distribution and Value-Added Services Capabilities. Through our Distribution segment, we distribute corrosion resistant steels, tool steels and powder metals and we provide rapid, on-time delivery, excellent customer service and a wide product selection. We also provide value-added processing services including cutting, grinding and CNC machining to meet our customers’ specific requirements. We believe we derive competitive benefits from our participation in both the manufacturing and distribution of specialty metals and alloys. Our manufacturing capability gives us the flexibility to source specialty metals and alloys either internally or from our broad range of global suppliers, depending on availability, and thus to adjust our mix of distribution products. In addition, the ability to source products from our Manufacturing segment allows our Distribution segment to offer our customers shorter lead times and to ensure adequate inventory levels. Similar to our efforts in our Manufacturing segment, we constantly strive to improve our product mix by distributing and processing higher value-added products.

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Seasoned Management Team and Experienced Workforce. We are led by an experienced management team whose members have an average tenure of over 15 years in the specialty metals manufacturing industry. Our senior management team has extensive experience in managing capital expenditure projects on time and on budget and was responsible for Latrobe winning the 2010 American Metal Market Steel Excellence Award for Best Operational Improvement related to the capacity expansion of our Manufacturing operations. Our current management team is largely responsible for leading our strategic transformation since 2007. Furthermore, their efforts during the economic downturn positioned us to increase market share, to profit from the current favorable market conditions and to increase operating efficiency through the implementation of continuous process improvement programs. Our workforce numbered approximately 800 employees as of March 31, 2011. We are able to attract and retain qualified employees due to our reputation in the marketplace, our good standing within the communities in which we operate, our ability to continue to operate through economic cycles and the emphasis we place upon operating safety.

Business Strategy

We intend to expand our business and to increase stockholder value by pursuing the following strategies:

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Strengthen Our Existing Position in Commercial Aerospace and Defense. To strengthen our leading position within the commercial aerospace and defense industries, we intend to meet the needs of our customers by reducing lead times and supplying metals for innovative applications. We are leveraging the installation of the largest VIM capacity in North America by introducing high technology alloys that support the commercial aerospace and defense industries. These nickel-based super alloys are difficult to produce and are characterized by their high-temperature and high-strength attributes resulting from the manufacturing process path they follow. Our ability to produce these metals in large, 30-ton batch sizes allows greater responsiveness to customer needs by producing larger quantities of material with more reliable lead times. Comparatively, our competitors typically melt in batch sizes of 20 tons or less.

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Expand to New, High-Margin Markets Through New Product Development. We plan to continue Latrobe’s long history of manufacturing innovation and to enhance our product mix by manufacturing new, complex and higher value-added specialty metals that fulfill our customers’ needs. The key aspects of this strategy include identifying new customers that are underserved, addressing end markets with attractive long-term growth dynamics and developing the required metallurgical expertise. Target markets for our product development portfolio are global oil and gas exploration and production, power generation and precision cutting applications. Since 2007, we have formed new relationships with Grupo Frisa, National Oilwell Varco, Halliburton and GE Energy, enabling us to increase significantly our exposure to these target markets. We believe the rapid industry acceptance of our recent entry into the nickel-based super alloy business demonstrates our ability to introduce new products successfully. These new metals address the most demanding applications, such as for downhole production tools in oil and gas, land-based gas turbine blades and shaft materials for power generation and commercial aerospace components. These new materials are designed to meet the needs of the largest OEMs such as GE Energy, Siemens, Airbus, Boeing, Commercial Aircraft Corporation of China, Ltd. (“COMAC”), Firth Rixson Limited and Timken Aerospace, and they demonstrate Latrobe’s commitment and ability to continue to expand its product offerings.

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Extend Participation in Global Markets. From 1995 to 2004, commercial aircraft orders from emerging markets rarely exceeded 50 planes and generally (with a few exceptions) accounted for 5% or less of Boeing’s total annual orders. However, beginning in 2005, demand from emerging market economies increased significantly, representing aircraft orders of roughly 200 planes or more and between 15% to 25% share of total global aircraft orders from Airbus and Boeing, before falling in 2008 and 2009. In 2010, emerging market demand returned to roughly 150 planes and 25% of total global aircraft orders from Airbus and Boeing. As a result of this increased demand, commercial aerospace production has begun to expand to developing nations. In anticipation of this shift, we made an initial investment in China and have begun to develop deeper customer relationships in Asia. For example, we have recently expanded our China and Asia platforms by winning key approvals for China’s COMAC C919 single aisle aircraft that enable us to supply its specialty metals. Additionally, we have extended our global reach by competing in the South Korean helicopter and fighter jet markets. During the current fiscal year, we are scheduled to open a Chinese service center that will enable us to supply existing and new aerospace customers more effectively. We are also evaluating additional global investments in Asia that would increase our service capabilities.

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Continue to Expand Critical Technical Expertise and Technology. We are expanding capacity and improving operating efficiencies through ongoing staff development and capital investments in our manufacturing facilities and equipment. To augment our metallurgical and operating expertise, we have increased the number of our metallurgists by 15% and our engineers by 14% since the prior calendar year.

Since March 2007, we have increased the number of our metallurgists by 43% in conjunction with our expansion of manufacturing capacity and our business development initiatives. This has enabled us to broaden our product offerings, such as nickel-based super alloys, and to selectively forward integrate with products such as edgewire, a highly technical product used in the manufacture of industrial bandsaws. Although a substantial portion of our new production capacity will be utilized to meet the needs of current customers for our existing products, a meaningful amount of this new capacity will be available to develop and manufacture new products for new customers. As demonstrated by our recent installation of new VIM and VAR capacity, we intend to anticipate the needs of our customers by implementing new technology and capacity enhancement projects ahead of our peers.

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Maintain Financial Strength. Upon completion of this offering and the resulting reduction of our debt, we will have $             million of debt and a financial leverage ratio of less than             x, as measured by debt divided by $             million of EBITDA for the trailing twelve month period ended March 31, 2011. Additionally, upon completion of this offering, we will have $             million of excess availability under our senior secured revolving credit facility. We believe that having a strong balance sheet will give us a favorable position versus our competition, enable us to remain strong financially throughout business cycles and permit us to pursue acquisitions and fund capital expenditures that may enhance our strategic position within the industry.

Risk Factors

Our financial performance and ability to execute our strategy are subject to numerous risks as discussed more fully under “Risk Factors” in this prospectus. You should read and consider carefully the information set forth under “Risk Factors” and all other information set forth in this prospectus before deciding whether to invest in our common stock.

Our Principal Stockholders

Prior to this offering, Toolrock Investment, LLC (“Toolrock”) controlled approximately 90.5% of our common equity on a fully diluted basis, with substantially all the balance owned by management and certain other key employees. HHEP-Latrobe, L.P. (“Hicks”), affiliates of The Watermill Group (consisting of Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P. and Watermill- Toolrock Enterprises, LLC (collectively, “Watermill”)) and funds managed or advised by Sankaty Advisors, LLC (consisting of Sankaty Credit Opportunities II, L.P., Prospect Harbor Credit Partners, L.P. and Sankaty High Yield Partners III, L.P. (collectively, “Sankaty”)) have a membership interest of 51.5%, 32.5% and 15.9%, respectively, in Toolrock.

After the corporate recapitalization described below and upon completion of this offering, Toolrock will hold approximately     % of our common stock. Immediately following the completion of this offering, Toolrock will be dissolved under a plan of dissolution pursuant to which the cash and shares of our common stock received by Toolrock in the recapitalization will be distributed to the members of Toolrock. See “Corporate Recapitalization.” As a result, Hicks, Watermill and Sankaty will control              shares of our common stock (representing approximately     % of all common stock outstanding) or              shares (representing approximately     % of all common stock outstanding) if the underwriters exercise their over-allotment option in full. If the underwriters exercise their over-allotment option in full, the selling stockholders will receive net proceeds of approximately $             million.

Hicks is a limited partnership whose limited partners include Thomas O. Hicks and his family and several other third-party investors and whose general partner is an entity controlled by Mr. Hicks. Mr. Hicks controls a number of entities that hold the private equity and real estate investments of Mr. Hicks and his family. In addition to Latrobe, these other private equity investments include: Ocular LCD, Inc., a designer, manufacturer and marketer of high-performance liquid crystal displays, modules and systems; Grupo Pilar, an animal feed and pet food company in Argentina; and Anvita Health, a provider of clinical decision support systems for healthcare professionals. In September 2007, Mr. Hicks founded and served as Chairman of Hicks Acquisition Company I, Inc., a $552 million Special Purpose Acquisition Company (“SPAC”) which completed a successful merger with Resolute Natural Resources on September 25, 2009, to form Resolute Energy Corporation, which is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “REN.” Based on the success of this transaction, in October 2010, an entity controlled by Mr. Hicks founded Hicks Acquisition Company II, Inc., a $150 million SPAC that has 21 months from the date of its initial public offering to consummate a merger or acquisition, a search that is still underway as of the date of this filing.

Watermill-Toolrock Partners, L.P. and Watermill-Toolrock Partners II, L.P. are limited partnerships whose partners include Steven E. Karol and several other third-party investors and whose general partner is an entity controlled by Mr. Karol. Mr. Karol is the founder, chairman and CEO of The Watermill Group, a Boston, Massachusetts-based private investment group with over 30 years of experience acquiring and operating middle-market companies where there is an opportunity to enhance performance through a combination of strategic change, operating improvements and balance sheet realignments. Mr. Karol’s other unaffiliated investment limited partnerships own several other operating companies including MultiLayer Coating Technologies, LLC, a leader in high precision roll to roll coating of flexible substrates; FutureMark Paper Company, an environmental paper manufacturer that produces high-quality paper with an unmatched level of recycled content; and C&M Corporation, a leading worldwide designer and manufacturer of high-performance cable, coil cords and custom cable assemblies.

Sankaty Advisors, LLC, the credit affiliate of Bain Capital, LLC, is one of the nation’s leading private managers of fixed income and credit instruments. With approximately $18 billion assets under management, Sankaty Advisors, LLC invests in a wide variety of securities and investments, including leveraged loans, high-yield bonds, distressed/stressed debt, mezzanine debt, structured products and equities.

Corporate Recapitalization

Prior to the completion of this offering, our principal stockholder was Toolrock. Immediately prior to the completion of this offering, we will enter into a corporate recapitalization, whereby all of our Series A Preferred Stock, Series B Preferred Stock and outstanding warrants will be converted into common stock. In addition, we will effect a one-for-                          reverse stock split. See “Corporate Recapitalization.” Immediately following the completion of this offering, Toolrock will be dissolved under a plan of dissolution pursuant to which the cash and shares of our common stock received by Toolrock in the recapitalization will be distributed to the members of Toolrock. As a result, Hicks, Watermill and Sankaty will become our direct stockholders. See “—Our Principal Stockholders.”

Corporate Structure

The following chart illustrates our ownership structure after giving effect to the corporate recapitalization and immediately following the completion of this offering:

Corporate Information

Latrobe Specialty Metals, Inc. was incorporated in Delaware on November 13, 2006. Latrobe’s primary asset is 100% of the capital stock of Latrobe Specialty Metals Company and its subsidiaries, through which we operate our business. Our company was founded in 1913. Our principal offices are located at 2626 Ligonier Street, Latrobe, Pennsylvania 15650. The telephone number at our principal office is (724) 537-7711. Our website address is www.latrobemetals.com. Information on our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	The underwriters have an option to purchase a maximum of additional shares of common stock from the selling stockholders to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Ownership after this offering	Upon completion of this offering and the dissolution of Toolrock, Hicks, Watermill and Sankaty, our principal stockholders, will collectively control shares of our common stock (representing approximately % of all common stock outstanding) or shares (representing approximately % of all common stock outstanding) if the underwriters exercise their over-allotment option in full, and our directors and named executive officers will control shares of our common stock (representing approximately % of all common stock outstanding) or shares (representing approximately % of all common stock outstanding) if the underwriters exercise their over-allotment option in full.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

With the net proceeds received by us, we intend to use:

•	approximately $ million to reduce the outstanding balance of our senior secured revolving credit facility;

•	$ million to pay off in entirety our senior secured term loan and an associated pre-payment penalty;

•	$ million to pay the dividends on our Series A Preferred Stock;

•	$ million to pay the dividends on our Series B Preferred Stock;

•	$ million to terminate our monitoring and oversight agreements with Hicks and Watermill;

•	$ for fees and expenses associated with this offering; and

•	the balance for general corporate purposes.

See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Proposed NYSE symbol	“LAT”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock outstanding after this offering is based on              shares of common stock outstanding as of March 31, 2011. Unless otherwise indicated, this number:

•

excludes 1,884,927 shares of our common stock issuable upon exercise of stock options that will be outstanding upon completion of this offering, at a weighted average exercise price of $2.82 per share; and

•	excludes shares of our common stock reserved for future grants under our existing compensation plans.

Unless otherwise indicated, all information in this prospectus:

•	assumes the filing of our amended and restated articles of incorporation and the amended and restated by-laws upon completion of this offering;

•	assumes no exercise of stock options that will be outstanding upon completion of this offering;

•

gives effect to the conversion of our outstanding Series A Preferred Stock (assuming the exercise of all outstanding Series A Preferred Stock warrants) into 32,014,832 shares of common stock prior to the completion of this offering;

•	gives effect to the conversion of our outstanding Series B Preferred Stock into 12,114,815 shares of common stock prior to the completion of this offering;

•	gives effect to a one-to- reverse stock split of our common stock, which will be effected immediately prior to the completion of this offering; and

•	does not give effect to the exercise of the underwriters’ over-allotment option to purchase up to additional shares of common stock from the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary historical consolidated financial and other data as of the dates and for the periods indicated.

We derived the summary consolidated financial data for the fiscal years ended September 30, 2010, 2009 and 2008 and as of September 30, 2010 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated financial data for the six months ended and as of March 31, 2011 and 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Six Months Ended March 31,
(dollars in thousands, except per share data and other data)	2010	2009	2008	2011	2010
	(Audited)			(Unaudited)
Statement of Operations Data:

Net sales	$309,229	$289,181	$433,104	$202,742	$132,919
Cost of sales	254,431	267,832	328,411	161,578	118,331
Selling, general and administrative expenses	26,219	28,549	37,115	16,412	13,285

Income (loss) from operations	28,579	(7,200)	67,578	24,752	1,303
Other expense (income)	1,161	665	(1,465)	663	490
Interest expense	11,655	14,205	15,773	7,278	5,469
Loss on extinguishment of debt	4,076	—	3,264	—	1,105

Income (loss) before income taxes	11,687	(22,070)	50,006	16,811	(5,761)
Income tax expense (benefit)	4,417	(7,259)	17,859	6,391	(2,189)

Net income (loss)	$7,270	$(14,811)	$32,147	$10,420	$(3,572)

Income (loss) per share:
Income (loss) per share—basic	$0.16	$(20.88)	$0.98	$0.21	$(3.44)
Income (loss) per share—diluted	$0.16	$(20.88)	$0.98	$0.21	$(3.44)
Number of common shares used in the per share calculations:
Basic	1,107	710	7,875	1,160	1,053
Diluted	34,122	710	31,515	33,274	1,053

Balance Sheet Data (at period end):

Cash and cash equivalents(1)	—	—	—	—	—
Working capital(2)	$154,206	$155,368	$221,297	$213,784	$135,204
Property, plant & equipment, net	69,321	66,588	63,196	70,780	66,409
Intangible assets, net and goodwill	5,705	7,467	8,409	5,044	6,740
Total assets	338,147	299,789	370,220	409,219	292,342
Revolving line of credit	71,140	102,971	163,076	119,709	59,397
Long-term debt, less current portion	47,500	32,449	30,612	45,000	43,853
Stockholders’ equity	48,240	39,457	75,863	59,007	47,520

	Fiscal Year Ended September 30,			Six Months Ended March 31,
(dollars in thousands, except per share data and other data)	2010	2009	2008	2011	2010
	(Audited)			(Unaudited)

Statement of Cash Flows Data:

Net cash provided by (used in) operating activities	18,796	67,102	32,293	(44,236)	24,943
Net cash used in investing activities	(7,586)	(6,997)	(53,496)	(3,170)	(2,091)
Net cash provided by (used in) financing activities	(11,210)	(60,105)	21,203	47,406	(22,852)

Other Financial Data:

EBITDA(3)	34,657	(1,734)	73,420	27,613	4,276

Adjusted EBITDA(4)	32,915	15,225	94,052	27,356	4,525

Capital expenditures(5)	7,611	6,951	44,710	3,170	(2,116)
Cash interest expense	13,986	10,578	14,513	6,105	3,935

Other Data:

Total pounds sold	95,605	83,158	113,890	56,913	44,165

(1)	Cash and cash equivalents are zero because under our senior secured revolving credit facility, we are subject to a daily cash sweep to pay down amounts outstanding under our senior secured revolving credit facility.
(2)	Working capital is calculated as current assets (excluding cash) less current liabilities (excluding the current portion of long-term debt of $73.6 million, $104.0 million, and $163.1 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively, and $123.5 million and $60.4 million for the six months ended March 31, 2011 and 2010, respectively).
(3)	EBITDA as used in this prospectus is defined as net income (loss) plus depreciation and amortization, interest expense and income tax expense (benefit). EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). We present EBITDA as our management uses it:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis;

•	for planning purposes, including the preparation of our internal annual operating budget;

•

in monitoring compliance with our senior secured revolving credit facility and our senior secured term loan (which uses EBITDA with further adjustments as a measure in calculating certain financial ratios);

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	to measure performance under certain compensation arrangements with our executives, which are derived from EBITDA.

In addition, EBITDA is a commonly used measure of financial performance for companies comparable to us and we believe it assists investors and analysts in evaluating comparable companies on a consistent basis. Other companies may calculate EBITDA differently than we do. In evaluating EBITDA, investors should be aware that EBITDA:

•	does not represent net income or cash flows from operating activities as defined by GAAP;

•	is not necessarily indicative of cash available to fund our cash flow needs; and

•	should not be considered as an alternative to net income, income from operations, cash provided by operating activities or other financial measures as determined under GAAP.

The following table sets forth a reconciliation of EBITDA to net income (loss), the most comparable GAAP financial measure, for the periods presented:

	Fiscal Year Ended September 30,			Six Months Ended March 31,
(dollars in thousands)	2010	2009	2008	2011	2010
	(Audited)			(Unaudited)
EBITDA Reconciliation:
Net income (loss)	$7,270	$(14,811)	$32,147	$10,420	$(3,572)
Depreciation and amortization	7,239	6,131	4,377	3,524	3,463
Loss on extinguishment of debt	4,076	—	3,264	—	1,105
Interest expense	11,655	14,205	15,773	7,278	5,469
Income tax expense (benefit)	4,417	(7,259)	17,859	6,391	(2,189)

EBITDA	$34,657	$(1,734)	$73,420	$27,613	$4,276

(4)	Adjusted EBITDA as used in this prospectus is defined as EBITDA as adjusted for inventory purchase adjustments, stock option and grant expense, amortization of capitalized variances, refinance-bank and consulting costs and adjustments to inventory reserves. Adjusted EBITDA is not a financial measure calculated in accordance with GAAP. We present Adjusted EBITDA as our management uses it:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	in monitoring compliance with our senior secured revolving credit facility (which uses EBITDA with further adjustments as a measure in calculating certain financial ratios);

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	to measure performance under certain compensation arrangements with our executives, which are derived from Adjusted EBITDA.

Other companies may calculate Adjusted EBITDA differently than we do. In evaluating Adjusted EBITDA, investors should be aware that Adjusted EBITDA:

•	does not represent net income or cash flows from operating activities as defined by GAAP;

•	is not necessarily indicative of cash available to fund our cash flow needs; and

•	should not be considered as an alternative to net income, income from operations, cash provided by operating activities or other financial measures as determined under GAAP.

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA for the periods presented, which should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus:

	Fiscal Year Ended September 30,			Six Months Ended March 31,
(dollars in thousands)	2010	2009	2008	2011	2010
	(Audited)			(Unaudited)
Adjusted EBITDA Reconciliation:
EBITDA	$34,657	$(1,734)	$73,420	$27,613	$4,276
Stock options and grant expense(a)	400	—	—	675	100
Restricted stock(b)	(797)	1,525	5,636	501	(797)
Inventory adjustments related to purchase accounting(c)	—	1,253	—	—	—
Legal fees(d)	—	813	—	—	—
Strike costs(e)	427	2,091	14,996	—	241
Refinance-bank and consulting costs(f)	705	1,152	—	—	705
Adjustments to inventory reserves(g)	(2,477)	10,125	—	(1,433)	—

Adjusted EBITDA	$32,915	$15,225	$94,052	$27,356	$4,525

(a)	We have issued stock options under the 2006 Employee, Director and Consultant Stock Plan (the “2006 Equity Plan”) to certain key employees. The amount of stock compensation expense recognized is based upon the grant date fair value. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with assumptions on dividend yield, risk-free interest rate, expected volatilities, expected forfeiture rates and expected lives of options.

The stock compensation expense related to options granted was approximately $0.4 million, $0.7 million and $0.1 million for the fiscal year ended September 30, 2010, the six months ended March 31, 2011 and 2010, respectively.

Due to the non-cash nature of the stock compensation expense, these amounts were included in the reconciliation of EBITDA to Adjusted EBITDA.

(b)	Shares of restricted Non-Voting Common Stock totaling 1,558,000 were granted to certain members of management in December 2007 and vested 50% at December 31, 2008 and 2009, respectively. Included in stock compensation expense is approximately $(0.8) million, $1.5 million and $5.6 million, which includes $3.3 million in cash to satisfy the related income tax, for the fiscal years ended September 30, 2010, 2009 and 2008, respectively, and $0.5 million and $(0.8) million for the six months ended March 31, 2011 and 2010, respectively. Stock compensation expense in 2010 includes compensation expense of approximately $0.2 million and income of $1.0 million, related to the forfeiture of shares by a former officer upon his resignation.

Due to the non-cash nature and non-recurring nature of the stock compensation expense, and non-recurring and non-cash income pertaining to the forfeiture shares, these amounts were included in the reconciliation of EBITDA to Adjusted EBITDA.

(c)	On September 11, 2008, we acquired Specialty Steel Supply, a distributor in Houston, Texas. The aggregate purchase price, including transaction costs, was approximately $13.9 million. Following an election under Section 338(h)(10) of the Internal Revenue Code, the transaction was treated as a purchase/sale of assets and accounted for under purchase accounting. The impact resulted in a write-up of inventory of approximately $1.3 million. As this inventory was sold in the fiscal year ended September 30, 2009, EBITDA was negatively impacted by this amount.

Due to the non-cash nature of the step-up in basis of inventories, this amount was included in the reconciliation of EBITDA to Adjusted EBITDA.

(d)	In the fiscal years ended September 30, 2007 and 2008, we evaluated an initial public offering (“IPO”) that was not executed due to market conditions. In the fiscal year ended September 30, 2009, we paid for legal costs of $0.8 million associated with the terminated IPO. Due to the non-recurring nature of this event, we included this amount in the reconciliation of EBITDA to Adjusted EBITDA.

(e)	During the fiscal year 2008, we encountered a work stoppage at our Latrobe, Pennsylvania facility. During the strike, we incurred incremental costs of approximately $17.5 million due to added security, replacement workers, overtime for salaried workforce and other costs. Those costs were recognized over the fiscal years ended September 30, 2008, 2009 and 2010, as a portion of the costs were included in capitalized inventory costs and recognized as inventories were sold.

Due to the non-recurring nature of this event, we included this amount in the reconciliation of EBITDA to Adjusted EBITDA.

(f)	During the fiscal year ended September 30, 2009, inventory appraisal levels and corresponding advance rates fell, causing us to fail to meet the minimum excess availability requirement in our senior secured revolving credit facility. We engaged consultants to execute an acceptable amendment with the lenders under our loan agreements to waive the event of default.

We incurred approximately $1.2 million and $0.7 million for the fiscal years ended September 30, 2009 and 2010, respectively, and approximately $0.7 million during the six months ended March 31, 2010, pertaining to refinancing consulting banking costs.

Due to the non-recurring nature of these costs, we included them in the reconciliation of EBITDA to Adjusted EBITDA.

(g)	For the fiscal year ended September 30, 2009, we recorded unusual charges totaling approximately $10.1 million due to the deepening recession and economic uncertainty.

Included in the unusual charge was:

•	$5.9 million in excess fixed overhead costs absorbed in inventory attributable to reductions of operating levels (i.e., idle capacity); and

•	$4.2 million in write-down of inventory to reflect a lower of cost or market adjustment.

As the inventory was sold in subsequent periods, we realized the benefit of this lower priced inventory. These benefits were approximately $2.5 million and $1.4 million in the fiscal year ended September 30, 2010 and the six months ended March 31, 2011, respectively.

Due to the unusual and non-recurring nature of these items, we included them in the reconciliation of EBITDA to Adjusted EBITDA.

(5)	Capital expenditures is net of funding received from the DoD.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. In such an event, the value of our common stock could decline and you could lose some or all of your investment.

Risk Factors Relating to Our Business

Global and domestic economic conditions can materially adversely affect demand for our products.

The level of demand from our customers can be adversely affected by global economic conditions impacting the markets and economies in which they operate. As has been widely reported, the financial markets and overall economies in the United States and abroad are currently undergoing a period of significant uncertainty and volatility. Economic slowdowns in certain markets, particularly in the United States, and the availability of financing and other credit may adversely impact overall demand for our products, which could have a negative effect on our results of operations and financial condition. Further, there can be no assurance that any governmental responses to disruptions in the markets or to economic slowdowns ultimately will stabilize the markets or result in improved economies. As a result, there can be no assurance that global economic and market conditions will not adversely impact our business, results of operations and financial condition in the future. In addition, protracted declines in the demand for our products caused by poor economic conditions or by the deterioration of the financial condition of our key customers could adversely affect our business, results of operations and financial condition.

While the U.S. economy generally follows the trends of the global economy, the U.S. economy could decline without a coinciding decline of the global economy. This could be the result of a number of different scenarios, including shifts in exchange rates which reduce the competitiveness of the U.S. manufacturing industry. The U.S. economy could also be adversely affected by changes in legal and regulatory requirements, such as environmental laws or tax laws, which ultimately impact our customers and could reduce their demand for our products. As a result, there can be no assurances that domestic economic and market conditions will not adversely impact our results of operations or financial position in the future. In addition, protracted declines in the demand for our products caused by poor domestic economic conditions or by the deterioration of the financial condition of our key customers could adversely affect our business, results of operations and financial condition.

Fluctuations in demand for specialty metals and alloys can result in fluctuations in our level of production, our net sales and our earnings.

Demand for specialty metals and alloys is cyclical and may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our net sales and earnings. Demand for our high-strength alloy steel, corrosion-resistant steel, high-temperature resistant alloys, high-performance bearing steel, nickel-based super alloys, high-speed steel, powder metal and tool steel is affected by conditions in the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets. Demand for our high-speed steel and tool steel is also affected by conditions in the overall domestic manufacturing economy. A downturn in any of these markets or in the domestic manufacturing economy can result in weakened demand for our products, which may lead to both pricing weakness and decreased production and sales volumes. For example, as a result of the economic slowdown in 2009, many of our customers implemented inventory destocking measures, resulting in reduced demand for our products. In the event of future economic slowdowns, our customers could implement similar destocking measures. These factors can adversely affect our business, results of operations and financial condition.

The industry in which we participate is highly competitive, and our failure to compete successfully could adversely affect our results of operations and financial condition.

The specialty metals and alloys industry is a highly competitive global market, and we compete with domestic and foreign suppliers of specialty metals and alloy products. In addition to the domestic competition that we face, there has been increased competition in the industry from Europe, China, Taiwan and Brazil. Some of the steel producers with which we compete have the advantage of low-cost labor, inexpensive capital and newer, more efficient manufacturing processes. Additionally, consolidation among participants in the specialty steel manufacturing industry has resulted in fewer competitors but several which are significantly larger. Further consolidation could result in increased competition against companies with greater resources and more diverse businesses than we have. There can be no assurance that we will be able to compete successfully in the future, and our failure to do so could adversely affect our business, results of operations and financial condition.

Competition resulting in decreased demand for our customers’ products could adversely affect demand for our products.

A significant portion of the specialty metals and alloys that we produce is sold to OEMs and others who use it to produce the products they sell (e.g., engines, landing gear, downhole logging tools, gear boxes for helicopters and military vehicles). Many of the finished products sold by these OEMs and others are in direct competition with finished products manufactured by other sources, both domestic and foreign, which may affect the demand for the products of our customers’ customers. Any competitive factors that adversely affect the market for finished products manufactured by OEMs or others who use our products could indirectly adversely affect the demand for our products.

In addition, OEMs or others in the supply chain could choose to source their products or components from manufacturers located in other countries. The reasons for the change in sourcing could be due to overall cost reductions or agreements reached to source some of their necessary components in foreign countries in order to sell their final products in those countries. These purchases could be individual components or complete final assemblies. These manufacturers may choose to not buy their raw materials from us, which has happened in the past. As a result, there can be no assurance that our customers or other parts of the supply chains we operate in will continue to buy from us. Reduced demand for our products could adversely affect our business, results of operations and financial condition.

A substantial portion of our net sales is derived from the commercial aerospace and defense markets, and our net sales and earnings may be adversely affected by the cyclical nature of those markets.

Approximately 52% and 55% of net sales for our Manufacturing net sales in the fiscal year ended September 30, 2010 and the six months ended March 31, 2011, respectively, were ultimately derived from the commercial aerospace industry. The commercial aerospace industry is historically cyclical due to both external and internal market factors. These factors include general economic conditions, airline profitability, demand for air travel, age of fleets, the availability of aircraft financing, varying fuel and labor costs, price competition, aircraft production cycles and international and domestic political conditions such as military conflicts and the threat of terrorism. The length and degree of cyclical fluctuations can be influenced by any one or a combination of these factors and are difficult to predict with certainty. A downturn in the commercial aerospace market would adversely affect the demand for our products and/or the prices at which we are able to sell our products, which could adversely affect our business, results of operations and financial condition.

Additionally, approximately 15% and 12% of net sales for our Manufacturing segment in the fiscal year ended September 30, 2010 and the six months ended March 31, 2011, respectively, were ultimately derived from the defense industry, including by manufacturers of military aircraft such as helicopters and armored fighting vehicles. Defense market demand is impacted by a variety of factors, which include international and domestic political conditions, military conflicts, the threat of terrorism, accelerated wear of military equipment due to harsh physical environments and budget approval by the U.S. Congress. Reduced demand from the defense market would adversely affect the demand for our products and/or the prices at which we are able to sell our products, which could adversely affect our business, results of operations and financial condition.

A growing portion of our net sales are derived from the oil and gas exploration and production and power generation markets, and our net sales and earnings may be adversely affected by a reduction in demand from these markets.

Approximately 7% and 8% of net sales for our Manufacturing segment in the fiscal year ended September 30, 2010 and the six months ended March 31, 2011, respectively, were ultimately used in oil and gas exploration and production and power generation markets. In addition, a significant amount of our planned growth over the next four years is based upon expanding our net sales in these markets.

These markets can be highly cyclical. The activity in the oil and gas exploration and production market is directly correlated to the market price for oil and natural gas. Any reduction in oil and gas pricing will reduce drilling activity, which in turn will reduce the demand for specialty metals sold into the oil and gas exploration market. Any potential moratorium on offshore drilling could also adversely affect demand for specialty metals in the oil and gas exploration market. The power generation market is directly related to demand for electricity in the United States and abroad and is particularly influenced by the growing demand in emerging market economies such as China and India. In the event that such demand declines due to economic factors, the demand for specialty metals in this market will decrease. In addition, the growth of alternative energy sources could reduce demand for land-based gas turbines in which our materials are utilized. As such, our business, results of operations and financial condition could be adversely affected.

Any increase in the cost of raw materials could materially reduce our earnings and any delay in, or loss of, availability of raw materials could adversely affect our business.

We rely largely on third parties to supply raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility, and we currently do not hedge any of the costs of our raw materials. We purchase raw materials from suppliers on a spot basis, with the actual monthly purchase price of the raw materials based, in most cases, upon a negotiated formula using published commodity market prices for each raw material. If there is an increase in the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing fixed price sales contracts, we may be unable to raise the price of products to cover some or all of the increased cost of raw materials. Typically, our customer agreements contain a raw material surcharge mechanism where we calculate a surcharge based on the average price of the raw materials for the three months prior to the month preceding shipment. However, to the extent that the prices of raw materials decline during the period from the date of our purchase of raw materials to the date we ship the finished product to our customers, our raw materials surcharge may not compensate us entirely for our actual cost.

We acquire certain key raw materials, including nickel, chromium and cobalt, from foreign suppliers. Some of these suppliers operate in countries that may be subject to unstable political and economic conditions. In addition, one of our suppliers could experience a reduction in output due to work stoppages, equipment failures or various other reasons. These conditions may disrupt supplies or affect the prices of these materials. We may experience delays or shortages in the supply of raw materials. If we are unable to obtain adequate, cost efficient or timely deliveries of required raw materials, we may be unable to manufacture sufficient quantities of products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or harm our reputation within the specialty metals industry. As such, our business, results of operations and financial condition could be negatively affected.

The demand for specialty metals and alloys may decrease further during economic downturns due to the destocking of the supply chain.

Generally, we are two to four levels away from the ultimate end user, and between us and the end user there may be multiple distributors, such as a forge shop, a machine shop and a component manufacturer. Each level of the supply chain aims to have sufficient inventory to meet customer demands and, in many cases, maintains a buffer inventory in excess of their customer demands. When one of our end markets declines, the reduced end-user demand impacts the entire supply chain. Each level of the supply chain will reduce the amount of material it needs for its customer demands and generally will also reduce its buffer inventory. For example, if each member of a four level supply chain was producing ten units per month and maintained a buffer inventory of two units, an economic downturn resulting in a decline in end-user demand of 50% would also likely reduce buffer inventory by 50% for each member of the supply chain. The raw material supplier to this supply chain, who was producing at ten units per month, would experience a two to three month period of zero demand before returning production to the new end-user demand level of five units per month. As this example shows, such a scenario may result in a greater impact on the demand for the raw material supplier’s products than to the demand for the end user’s products. Historically, we have observed this multiplying effect in economic downturns. As a result, potential future economic slowdowns would adversely affect the demand for our products further and/or the prices at which we are able to sell our products, which could adversely affect our business, results of operations and financial condition.

Political or social turmoil or other external factors that we cannot control could reduce or disrupt demand for our products and may significantly impact our net sales, costs and expenses and financial condition.

Political and social turmoil, including the ongoing conflict in Afghanistan and unrest in the Middle East and Africa, could put pressure on economic conditions in the United States and worldwide, potentially impacting demand for our products. For example, demand for our products in the commercial aerospace market could be negatively impacted by political and social turmoil in countries in Asia. These political, social and economic conditions could make it difficult for us, our suppliers and our customers to forecast demand accurately and plan future business activities. This could adversely affect the financial condition of our suppliers and customers and affect customer decisions as to the amount and timing of purchases from us.

In addition, other external factors such as terrorist attacks, military actions, civil conflict, natural disasters and public health issues, including domestic or international pandemic, have caused and could cause damage or disruption to domestic or international commerce by creating economic or political uncertainties. These events could result in a decrease in demand for our products, make it difficult or impossible to deliver orders to customers or receive materials from suppliers, affect the availability or pricing of energy sources or result in other adverse consequences that may not be predictable.

As a result, our business, net sales, costs and expenses and consequently, our results of operations and financial condition could be adversely affected.

We may not be able to successfully develop and market new products.

Without the timely introduction of new products or enhancements, our products could become obsolete over time, in which case our business, results of operations and financial condition could be adversely affected. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of enhancements to, or new versions of, our products. We may be unable to develop or acquire marketable products in a timely manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. As the market and technology related to specialty metals and alloys expands, we may modify our business model to take advantage of new business opportunities, including end-markets in which we do not have extensive experience. Failure to develop these or other businesses successfully could be harmful to our business, results of operations and financial condition.

The substitution of other materials for specialty metals and alloys, particularly for so-called “composite materials” in the aerospace market, could result in reduced demand for our products.

Products made from our specialty metals and alloys, which are used in the commercial aerospace end-user market, particularly many newer aircraft models, compete with products fashioned from alternative materials such as titanium and carbon fiber composites, which enjoy certain advantages over specialty metals and alloys. For example, composites offer the advantage of being lighter than most steel alloys and titanium has improved corrosion resistant properties compared to steel alloys. The use of titanium and composites results in lighter weight planes that require less fuel and are cheaper to operate, particularly for large-sized aircraft such as the Boeing 787 and the Airbus A380. A further extension of the use of alternative materials could reduce the demand for specialty metals and alloys in the future, including for our products, which could adversely affect our business, results of operations and financial condition.

We may experience a shortage in the supply of energy, an increase in energy costs or exposure to credit and market risks as a result of our attempts to protect the company from price fluctuations of certain energy costs.

The manufacturing of our products is an energy intensive process. We rely upon third parties for the supply of energy that we consume in the manufacturing of our products. The availability of, and prices for, electricity and natural gas are subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control. Disruptions in the supply of energy could temporarily impair the ability to manufacture our products. Further, increases in energy costs, or changes in costs relative to energy costs paid by domestic and global competitors, have adversely affected and may continue to adversely affect our business, results of operations and financial condition.

We have, and may continue to have in the future, natural gas commitments to manage our exposure to natural gas price fluctuations. As of March 31, 2011, we were party to 20 contracts to purchase natural gas for the months of April 2011 through December 2011. The contracts range between 10,000 and 20,000 thousand cubic feet (“mcf”) per month each at fixed prices of $3.985 to $4.810 per mcf. We are obligated to purchase the agreed upon amount at the agreed upon prices plus a basis cost of $0.19 per mcf, a transportation cost of $0.36 per mcf and a pool fee of $0.08 per mcf. While we attempt to manage our exposure to energy costs through these natural gas commitments, we are unable to eliminate our exposure entirely. As such, an increase in energy costs could negatively impact our business, results of operations and financial condition.

We may be subject to work stoppages that could cause interruptions in the manufacturing of our products.

Approximately 40% of our employees are represented by labor unions. Labor organizing activities could result in additional employees becoming unionized and higher ongoing labor costs. We have collective bargaining agreements with the United Steelworkers Union of America (“USWA”) in Latrobe, Pennsylvania and the Teamsters Union (“Teamsters”) in Detroit, Michigan. Our collective bargaining agreements with the USWA and the Teamsters expire on August 1, 2013 and March 31, 2014, respectively. In addition, on August 1, 2011, our collective bargaining agreement with the USWA allows employees to renegotiate wages set by the collective bargaining agreement. If an agreement is not reached, the USWA workers have a limited right to engage in a strike as of this date. We expect that negotiations with the USWA will begin in July 2011. Although we do not currently anticipate workers engaging in a strike, there can be no assurance that we will be able to renegotiate wages in a manner acceptable to us and our unionized workers. Additionally, there can be no assurances that we will be able to negotiate the terms of any other expiring or expired agreement in a manner acceptable to us.

On May 1, 2008, our unionized workers in Latrobe, Pennsylvania engaged in a strike for 81 days. This strike resulted in significant extra temporary costs and reduced our profitability. If our unionized workers were to engage in a strike, work stoppage or other slowdown again in the future, we could experience a significant disruption to our operations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various safety and health laws and regulations, and our failure to comply with them could result in costs, fines, sanctions and claims.

Various federal, state, local and international worker safety and health laws and regulations are applicable to our operations. We have used, and currently use and manufacture, substantial quantities of substances that are considered hazardous, extremely hazardous or toxic under worker safety and health laws and regulations. Ensuring the safety of our employees is of paramount importance to us. Although we implement controls and procedures designed to reduce the risk of health and safety issues, we could incur substantial costs, fines and civil or criminal sanctions, or personal injury and workers’ compensation claims as a result of violations or liabilities under these laws, which could adversely affect our business, results of operations and financial condition.

We are subject to environmental laws and regulations, and our failure to comply with them could result in costs, fines, sanctions and claims.

We are subject to numerous domestic and international environmental laws and regulations that govern, among other things, the generation, use, handling, treatment, storage and disposal of hazardous substances and wastes, the discharge of pollutants, including air emissions and wastewaters and the investigation and remediation of contaminated soil and groundwater. These laws are constantly evolving and many are becoming increasingly stringent. Under certain environmental laws, we could be required to investigate and remediate the effects of the release or disposal of materials both at sites associated with past and present operations and at third-party sites where wastes generated by our operations were disposed. Historically, we have been involved in the investigation and remediation of some of our sites and have previously been identified as a potentially responsible party (“PRP”). We cannot assure you that we will not be named as a PRP at third-party sites in the future or that the costs associated with such an investigation or remediation of current or future sites would not have a material adverse effect on our business, results of operations and financial condition.

Certain environmental laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. Violations of these laws, regulations or permits can also result in the imposition of substantial penalties and permit revocations. In addition, we could incur substantial cleanup costs, fines and civil or criminal sanctions or third-party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. Although we strive to operate and maintain our facilities in compliance with applicable environmental laws and regulations, we may in the future fail to comply, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we are a party to lawsuits and other proceedings involving alleged violations of, or liabilities arising from, environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. In many cases, we are not able to determine whether we are liable, or if liability is probable, to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required and the participation, number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. We intend to adjust our accruals to reflect new information as appropriate. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At March 31, 2011, we had reserves of $0.2 million for environmental matters.

Additionally, future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our business, results of operations and financial condition.

New and pending legislation or regulation of carbon dioxide and other greenhouse gas emissions may have a material adverse impact on our results of operations, financial condition and cash flows.

Our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are energy intensive and generate carbon dioxide and other greenhouse gases. Political and scientific debates related to the impacts of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. On January 2, 2011, new United States Environmental Protection Agency rules regulating greenhouse gas emissions from certain large industrial plants came into effect. While the ultimate impact of the new greenhouse gas emissions rules is not yet known, it is possible that these new rules could have a material adverse effect on our results of operations and financial condition. Additional regulation or legislation aimed at reducing carbon dioxide and greenhouse gas emissions, such as a “cap-and-trade program,” is currently being considered in the United States and globally. Such regulation or legislation, if adopted or enacted in a more demanding form, could also have a material adverse effect on our business, results of operations and financial condition.

We have significant fixed costs and our profitability is highly sensitive to changes in sales volumes and production levels.

We have made substantial capital investments in our plants and equipment and have significant fixed costs. In addition, many of our other manufacturing costs, such as labor, maintenance and supplies, which are often thought of as variable, have a significant fixed cost element. Our profitability is dependent on our ability to produce sufficient volumes to recover our fixed costs and to spread those costs across the greatest possible volume of product sales and production levels. Therefore, profitability is very sensitive to changes in sales volumes and production levels, and relatively small changes in sales volumes and production levels can result in significant variations in earnings, both upward and downward. Consequently, small decreases in our sales volume and production levels may adversely affect our business, results of operations and financial condition.

We are reliant upon critical manufacturing equipment and sufficient capacity for certain testing procedures, the failure of which could disrupt our operations and adversely affect our results of operations and financial condition.

Our manufacturing processes are complex. These processes are dependent upon certain critical equipment and testing procedures that are used to manufacture specialty metals and alloys, for which there may be limited or no production alternatives. This risk is particularly relevant for our 30-ton VIM furnaces that are critical to the manufacture of products for commercial aerospace and defense applications. We have experienced in the past, and we may possibly experience in the future, prolonged periods of reduced production due to unplanned equipment failures and insufficient capacity for certain testing procedures. We could incur significant repair or replacement costs in the event of those failures. Any equipment failures or the cost to repair or replace our equipment could result in lost sales or increased costs and consequently could adversely affect our business, results of operations and financial conditions.

We are dependent on third-party services that are subject to price and availability fluctuations and variations in quality.

We often depend on third parties to provide outside material processing services that may be critical to the manufacture of our products, including certain testing procedures and additional melting, forging and other processes when we do not have sufficient capacity. Purchase prices and availability of these services are subject to volatility. At any given time, we may be unable to obtain these critical services on a timely basis, at acceptable prices, or on other acceptable terms, if at all. Further, if an outside processor is unable to produce to required specifications, our additional cost to cure such a deficiency may negatively impact our margins, which could negatively affect our business, results of operations and financial condition. Additionally, the quality of these third-party manufacturing processes may vary from the quality of our internal manufacturing processes, which could lead to product quality claims and could harm our reputation within the specialty metals industry. See “—Product liability and product quality claims could adversely affect our operating results.”

We may fail to implement our strategic capital projects successfully, which could adversely impact our results of operations and keep us from achieving our goals.

From time to time, we undertake strategic capital projects in order to expand and upgrade our facilities and operational capabilities. Our ability to achieve the anticipated increase in net sales and capacity or otherwise realize acceptable returns on these investments or other strategic capital projects that we may undertake is subject to a number of risks, many of which are beyond our control, including a variety of market, operational, permitting and labor related factors. In addition, the cost to implement any given strategic capital project ultimately may prove to be greater than originally anticipated. If we are not able to achieve the anticipated results from the implementation of any of our strategic capital projects, such as the expansion of our capacity to produce titanium wire and edgewire, or if we incur unanticipated implementation costs, our business, results of operations and financial condition may be adversely affected and we may not achieve our goals.

Our business requires substantial capital investments and our failure or inability to make such investments could adversely affect our business.

We must make regular, substantial capital investments and changes to our manufacturing processes to lower production costs, improve productivity, satisfy customer demand, manufacture new or improved products and remain competitive. Several of our manufacturing steps are currently operating near maximum capacity due to heightened market demand and may require capital investments for expansion. We may not be in a position to take advantage of business opportunities or respond to competitive pressures if we fail to update, replace or make additions to our equipment or our manufacturing processes in a timely manner. We cannot be certain that we will have sufficient internally generated cash or acceptable external financing to make necessary capital expenditures in the future. Our inability to make investments could adversely affect our ability to compete, which could adversely affect our business, results of operations and financial condition.

We have a concentration of manufacturing locations in Latrobe, Pennsylvania.

A significant portion of our manufacturing and production facilities are located in Latrobe, Pennsylvania. It is possible that we could experience prolonged periods of reduced production due to unforeseen catastrophic events, such as power outages, explosions, fires, floods, accidents and severe weather conditions, occurring in or around our manufacturing facilities in Latrobe, Pennsylvania. In the event of a business interruption at our Latrobe facilities, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers or meet customer shipment needs, among other severe consequences. As a result, our business, results of operations and financial condition could be materially adversely affected.

Price volatility and availability of the products we globally source and distribute could affect the operating results of our Distribution segment.

In our Distribution segment, we purchase steels and other metals from our suppliers and apply value-added processing and finishing at our facilities prior to shipment to our customers. The prices for and availability of these products are subject to volatile market conditions. These market conditions often are affected by factors beyond our control, such as overall economic conditions. Significant disruptions in the supply of the necessary raw materials to other specialty metal manufacturers could impair their ability to manufacture the products we require in our Distribution segment. Additionally, while we are able to pass along any price increases by modifying the prices we charge our distribution customers, price increases could affect the amount of product that we sell. As a result, our business, results of operations and financial condition could be negatively affected.

We may incur costs and liabilities as a result of current or future litigation and claims.

We are defending various claims and legal actions that have been or may be asserted against us relating to the conduct of our businesses, including those pertaining to labor violations. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims based on labor, health and safety and environmental regulation violations or other matters will not be made against us in the future. The outcome of litigation cannot be predicted, and some of these lawsuits, claims or proceedings may be determined adversely to us. The cost of litigation or the resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. We can give no assurance that any other matters brought in the future will not have a material adverse effect on our business, results of operations and financial condition.

Product liability and product quality claims could adversely affect our operating results.

We produce high-performance, specialty metals and alloys that are frequently used in highly demanding applications within the commercial aerospace, industrial, defense, oil and gas exploration and production and power generation markets. Failure of the materials that are included in our customers’ applications could give rise to substantial product liability claims. There can be no assurance that our insurance coverage will be adequate or continue to be available on terms acceptable to us. We have a complex manufacturing process necessary to meet our customers’ product specifications. We are also required to adhere to various third-party quality certifications and qualifications and to perform sufficient internal quality reviews to ensure compliance with established standards. If we fail to meet a customer’s specifications for their products, we may be subject to product quality costs and claims. These costs are generally not insured. The impacts of product liability and quality claims could adversely affect our business, results of operations, financial condition and reputation within the specialty metals industry.

We may incur costs and liabilities due to liability retentions, exclusions or limitations in our insurance coverage.

We maintain various forms of insurance, including insurance covering claims related to our properties, risks associated with our operations and insurance for our directors and officers. Our existing property, pollution, legal liability and liability insurance coverages contain deductibles, self-insured retentions, exclusions and limitations on coverage. From time to time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our business, results of operations and financial condition.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We own patents in the United States relating to certain existing and proposed products and processes. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require certain employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered some of these trademarks. Third parties may challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights.

Any claims of intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	cause us to cease making or using products that incorporate the challenged intellectual property;

•	require us to reengineer or rebrand our products, if feasible;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third-party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

We may fail to implement our acquisition and strategic alliance strategy successfully.

We consider acquisition and other business combination opportunities as part of our overall business strategy. From time to time, our management may hold discussions with management of other companies to explore such opportunities. As a result, the relative makeup of our businesses is subject to change. Acquisitions and other business combinations involve various inherent risks, such as difficulties in integrating the operations, technologies, products and personnel of the acquired companies, diversion of management’s attention from existing operations, difficulties in entering markets in which we have limited or no direct prior experience, dependence on unfamiliar supply chains, insufficient net sales to offset increased expenses associated with acquisitions, loss of key employees of the acquired companies, inaccurate assessment of undisclosed liabilities, including environmental liabilities, difficulties in realizing projected efficiencies, synergies and cost savings, and increases in our debt or limitation in our ability to access additional capital when needed.

Defined benefit pension plans to which we contribute may become underfunded.

Our United States qualified defined benefit pension plan was fully funded in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Internal Revenue Code, as of March 31, 2011. A significant decline in the value of plan investments in the future or unfavorable changes in laws or regulations, including the Pension Protection Act of 2006, that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we change the contemplated funding of our defined benefit pension plan could adversely affect our cash flow and our business, results of operations and financial condition. Moreover, we cannot assure you that we will have the financial resources to fund any additional required contributions to our pension plan.

Our cost of providing retiree medical and life insurance benefits is unfunded and could adversely affect our cash flow and financial condition, which may place us at a competitive disadvantage.

We provide medical and life insurance benefits to some of our retired union employees. Most of the cost of these benefits is paid by us and is not covered by insurance. The cost of these benefits has not been funded in advance. Depending on the timing and amount, our funding of these costs could adversely affect our cash flow and financial condition. In addition, some domestic and many international competitors do not provide such benefits or have better funded defined benefit retiree health care and life insurance coverage. Other international competitors operate in jurisdictions with government sponsored health care plans that may offer them a cost advantage. Consequently, we may have to expend more funds than some of our competitors with respect to retiree benefits. As a result, we may not be able to pursue or we may have less flexibility in pursuing opportunities, strategies or acquisitions that our competitors can undertake, which could adversely affect our business, results of operations and financial condition.

The recently enacted legislation on healthcare reform and proposed amendments thereto could increase the healthcare benefits required to be provided by us and cause our compensation costs to increase.

The recently enacted healthcare legislation and proposed amendments thereto contain provisions which could materially increase our future healthcare costs. While the legislation’s ultimate impact is not yet known, it is possible that these changes could significantly increase our compensation costs, which would reduce our net income and adversely affect our cash flows, business, results of operations and financial condition.

Changes in the spending policies or budget priorities of the U.S. government, and the Department of Defense in particular, or delays in the passage of the U.S. government budget, could cause us to lose sales.

Changes in U.S. government spending could affect our operating performance and lead to an unexpected loss of sales. The loss or significant reduction in funding by the DoD for any of the large programs in which we participate could also result in a material decrease to our future sales, earnings and cash flows. Congress usually appropriates funds to agencies, such as the DoD, who then allocate funds for a given program or contract on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a program, the contract may be only partially funded, with additional funds committed to the contract by the agency only as appropriations are made by Congress for future fiscal years. The factors that could impact U.S. government spending and reduce our federal government contracting business include:

•	policy and/or spending changes implemented by the current administration;

•	a significant decline in, or reallocation of, spending by the U.S. government, in general, or by the DoD, in particular;

•	changes, delays or cancellations of U.S. government programs, requirements or policies;

•	the adoption of new laws or regulations that affect companies that provide products to the U.S. government;

•	U.S. government shutdowns or other delays in the government appropriations process;

•	changes in the political climate, including with regard to the funding or operation of the products we offer;

•	developments in Iraq or Afghanistan, including the sustained withdrawal of troops, or other geopolitical developments that affect demand for the products we offer; and

•	general economic conditions, including a slowdown in the economy or unstable economic conditions in the United States or in the countries in which we operate.

These or other factors could cause U.S. government agencies to reduce their purchases under our contracts, to exercise their right to terminate our contracts in whole or in part, or decline to exercise options to renew our contracts.

A delay in the passage of the U.S. government’s budget could delay procurement of the products we provide and could have an adverse effect on our future sales. In years when the U.S. government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. government to continue to operate but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, government agencies may delay or cancel funding we expect to receive from customers on work we are already performing. Additionally, new initiatives and programs are likely to be delayed or cancelled, which could materially adversely affect our business, results of operations and financial condition.

The loss of any key members of our senior management team could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant industry experience. If, for any reason, our senior executives do not continue to be active in management, our business, results of operations or financial condition could be adversely affected. We may not be able to attract and retain additional qualified senior personnel with significant specialty metals and alloys industry experience as needed in the future. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

We depend on our information technology infrastructure to support the current and future information requirements of our operations.

We rely on our information technology infrastructure, including hardware, network, software, people and processes, to provide useful information to support assessments and conclusions about operating performance. Our inability to produce relevant and/or reliable measures of operating performance in an efficient, cost-effective and well-controlled fashion could adversely affect our business, results of operations and financial condition.

Risks associated with export sales could materially adversely affect our results.

A portion of our net sales are to customers in foreign jurisdictions. Risks associated with export sales include: political and economic instability, including weak conditions in the world’s economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for our products; changes in tax laws and tariffs; and exchange rate fluctuations (which may affect sales to international customers and the value of profits earned on export sales when converted into U.S. dollars). Any of these factors could materially adversely affect our business, results of operations and financial condition.

We are subject to the Foreign Corrupt Practices Act and a determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we are subject to the regulations imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our business, results of operations and financial condition.

Risk Factors Relating to this Offering

Management may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

We plan to use our net proceeds from this offering for debt reduction and general corporate purposes. We will have broad discretion as to how we will spend the proceeds, and you will have no advance opportunity to evaluate our decisions and may not agree with the manner in which we spend the proceeds. We may not be successful investing the proceeds from this offering in either our operations or external investments.

There has been no prior market for our common stock. The market price for our common stock could be volatile, which could cause the value of your investment to decline.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of common stock at or above the initial offering price. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. The initial public offering price will be determined by negotiation between us and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	increased competition in the specialty metals and alloys industry;

•	the cyclical nature of the specialty metals and alloys industry and the end markets it serves;

•	the availability and cost of raw materials and energy;

•	environmental regulations;

•	equipment failures;

•	product failures;

•	the loss of key personnel;

•	labor stoppages or strikes;

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (the “SEC”);

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	strategic actions by us or our competitors, including the entrance to the market of new competition;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general economic conditions in the United States and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

•	sales of our common stock by us, our principal stockholders or members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in our industry. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of March 31, 2011, upon completion of this offering, we will have              shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market. The remaining              shares of our common stock will be restricted securities as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

We, each of our officers and directors and certain existing stockholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc., in their sole discretion, at any time without notice, may waive these restrictions and release any of the securities subject to these lock-up agreements. The 180-day lock-up period is subject to a limited extension in certain circumstances described under “Underwriting.”

Subject to the lock-up agreements, these              restricted securities may be sold into the public market from time to time without registration in accordance with the Securities Act to the extent permitted under Rule 144 and subject to Rule 144, limitations on sales by affiliates.              shares will be available for sale              days after the date of this prospectus pursuant to Rule 144; of these shares, approximately     % would be available for sale under Rule 144, which imposes no volume or other limits. All of these restricted shares will be eligible for sale under Rule 144 following expiration of the lock-up agreements described above subject to limitations on sales by affiliates. In addition, commencing              days after the date of this prospectus, stockholders holding              outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $             per share, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus. For additional information, see the section of this prospectus entitled “Dilution.”

As a public company, we will be required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive, and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the SEC’s reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

As a public company we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other SEC and NYSE rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, once we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. This process will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, there may be a negative impact on our business, results of operations and reputation.

Anti-takeover provisions in our certificate of incorporation and by-laws and Delaware law could prohibit a change of control that our stockholders may favor and could negatively affect our stock price.

Provisions in our certificate of incorporation and by-laws may make it more difficult and expensive for a third-party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our certificate of incorporation and by-laws:

•	permit our board of directors to issue preferred stock with such terms as they determine, without stockholder approval;

•	prohibit cumulative voting for directors;

•	prohibit stockholders from taking action by written consent;

•	provide that only one third of the members of the board are elected at each stockholders meeting and prohibit removal without cause;

•	require advance notice for stockholder proposals and director nominations; and

•	contain limitations on convening stockholder meetings.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation and could discourage potential takeover attempts and could adversely affect the market price of our common stock.

Risk Factors Relating to Our Capital Structure

Our indebtedness could adversely affect our financial health.

We have, and will continue to have, indebtedness. On March 31, 2011, after giving effect to this offering and the use of proceeds therefrom, we would have had total indebtedness of $             million.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior secured revolving credit facility are subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the agreements governing our outstanding indebtedness do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could increase.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our senior secured revolving credit facility and senior secured term loan contain negative and financial covenants that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on creating liens; engaging in mergers, consolidations, reorganizations and acquisitions or sales of assets; incurring additional indebtedness; providing guaranties; changing the nature of the business; making loans and investments; paying certain dividends; making certain prepayments of indebtedness; and engaging in certain transactions with affiliates. If we fail to satisfy the covenants set forth in our senior secured revolving credit facility and our senior secured term loan or another event of default occurs under either the credit facility or the term loan, the maturity of the loans could be accelerated or we could be prohibited from borrowing from the senior secured revolving credit facility for our working capital needs. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow under the senior secured revolving credit facility to meet our working capital needs, we would need to seek additional financing, if available, or curtail our operations.

Our existing indebtedness bears interest at a variable rate and as such, fluctuations in the interest rate affect our interest rate expense.

As of March 31, 2011, we had existing debt of approximately $168.5 million, consisting entirely of our senior secured revolving credit facility and senior secured term loan, each that bore interest at a variable rate. By its nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond our control. If interest rates increase, our interest expense could increase, affecting earnings and reducing cash flows available for working capital, capital expenditures and acquisitions.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends to stockholders in the foreseeable future. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. In addition, the terms of our senior secured revolving credit facility limit our ability to pay dividends on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Conflicts of interest may arise because some of our directors are principals of our principal stockholders.

Upon the completion of this offering, representatives of Hicks and Watermill will occupy four of the seven seats on our board of directors. Those entities and their respective affiliates may invest in entities that directly or indirectly compete with us or companies in which they are currently invested may already compete with us. As a result of these relationships, when conflicts arise between the interests of those entities or their respective affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of Hicks and Watermill on our board of directors, by the terms of our certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take advantage of any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our director.

After this offering, our principal stockholders will continue to have substantial control over us.

After the corporate recapitalization but prior to this offering, Toolrock controlled approximately 90.5% of our common equity on a fully diluted basis and, upon completion of the offering, will hold approximately             % of our common stock. Immediately following the completion of this offering, Toolrock will be dissolved under a plan of dissolution pursuant to which the cash and shares of our common stock received by Toolrock in the recapitalization will be distributed to the members of Toolrock. See “Corporate Recapitalization.” As a result, Hicks, Watermill and Sankaty will collectively hold approximately             % of all our common stock outstanding and will be able to exert a significant degree of influence or actual control over our management and affairs. Additionally, they will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of these stockholders may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include, the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the pricing of the products that we manufacture and distribute, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	current global and domestic economic conditions;

•	fluctuations in demand for specialty metals and alloys;

•	intense competition in the specialty metals and alloys industry;

•	decreased demand for our customers’ or their customers’ products;

•	unfavorable conditions in the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets;

•	adverse conditions in the availability and cost of raw materials;

•	potential destocking measures implemented by our customers during periods of economic downturns;

•	political or social turmoil, as well as other external factors that we may not be able to control;

•	developing and marketing new products;

•	substitution of other materials for specialty metals and alloys;

•	shortage of supply of energy, an increased cost of energy or exposure to credit and market risks as a result of attempts to hedge price fluctuations of certain energy costs;

•	work stoppages that cause interruptions in the manufacturing and distribution of our products;

•	safety, health and environmental regulations, including new and pending legislation related to greenhouse gas emissions;

•	significant fixed costs and sensitivity to changes in sales volume;

•	failure of critical manufacturing equipment and testing procedures;

•	our dependence on third-party services that are subject to price and availability fluctuations;

•	our level of capital investment and implementation of our capital expenditure projects;

•	our concentration of manufacturing locations in Latrobe, Pennsylvania;

•	pricing volatility and availability of the products we distribute in our Distribution segment;

•	litigation or other claims;

•	our exposure to product liability and product quality claims;

•	incurrence of costs and liabilities due to liability retentions, exclusions or limitations in our insurance coverage;

•	our inability to protect our intellectual property and the risk of claims that we have infringed on the intellectual property of others;

•	failure to implement our acquisition and strategic alliance strategy successfully;

•	underfunding of our defined benefit pension plans;

•	the costs of funding the medical and life insurance benefits we provide our retired union employees;

•	a potential impact on our future healthcare costs due to recently enacted legislation on healthcare reform and proposed amendments thereto;

•	changes in the spending or budget priorities of the U.S. government and the U.S. military;

•	loss of key personnel, including members of senior management;

•	our dependence on our information technology infrastructure and services that are subject to price and availability fluctuations;

•	risks related to our export sales, including potential violations of the FCPA; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and except as required by law, we undertake no obligation to update any of them in light of new information or future events.

CORPORATE RECAPITALIZATION

Prior to this offering, our principal stockholder, Toolrock, held approximately 90.5% of our common equity on a fully diluted basis in the form of Series A Preferred Stock and Series B Preferred Stock. Substantially all of our remaining common equity is owned by management and other key employees. Immediately prior to the completion of this offering, we will effect a recapitalization, including a reverse stock split. In the recapitalization, we anticipate the following transactions will occur.

Series A Preferred Stock. (i) All outstanding warrants for our Series A Preferred Stock, which are exercisable for 524,832 shares at a price of $0.01 per share, will be exercised, (ii) we will pay a preferential dividend on the Series A Preferred Stock in an aggregate amount of $             ($0.90 per share) and a special dividend on the Series A Preferred Stock in an aggregate amount of $             ($0.022635 per share), in each case in connection with the Series A Preferred Stock conversion, and (iii) the Series A Preferred Stock will be converted into voting common stock on a one-for-one basis.

Series B Preferred Stock. (i) We will pay $             million to the holders of Series B Preferred Stock pursuant to its terms, $             million of which represents accrued and unpaid dividends on the Series B Preferred Stock, and (ii) the Series B Preferred Stock will be converted into voting common stock on a one-for-one basis. In addition, pursuant to the terms of the Series B Securities Purchase Agreement, dated March 17, 2010, stockholders associated with Sankaty will receive fees payable in cash equal to $119,989.

Common Stock. All 1,620,993 outstanding shares of non-voting common stock outstanding will be converted into voting common stock on a one-for-one basis. All warrants to purchase 20,332 shares of voting common stock will be exercised.

Options. All 1,884,927 outstanding options to purchase shares of non-voting common stock will become exercisable for an equivalent number of shares of voting common stock at exercise prices ranging from $2.78 to $2.82 before giving effect to the reverse stock split discussed below.

Reverse Stock Split. Immediately following the exercise of the warrants and conversion of stock described above and prior to the completion of this offering we will effect a one-to-             reverse stock split. In connection with the reverse stock split, each outstanding option to purchase shares of voting common stock will be adjusted appropriately to give effect to the reverse stock split.

Dissolution of Toolrock. Immediately following the completion of this offering, Toolrock will be dissolved under a plan of dissolution pursuant to which the cash and shares of our common stock received by Toolrock in the recapitalization will be distributed to the members of Toolrock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of our common stock in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

The following table illustrates the estimated sources and uses of net proceeds received by us in connection with this offering. The actual amounts set forth in the table and in the accompanying footnotes may differ at the time of the completion of this offering.

Sources		Uses
(dollars in millions)

Net proceeds from this offering(1)	$	Repayment of senior secured revolving credit facility(2)	$

Repayment of senior secured term loan(3)

Payment upon conversion of Series A Preferred Stock(4)

Payment upon conversion of Series B Preferred Stock(5)

Termination of monitoring and oversight agreements(6)

Estimated fees and expenses

Total sources	$	Total uses	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of common shares offered by us as set forth on the cover page of this prospectus.
(2)	Represents the repayment of a portion of our senior secured revolving credit facility, which bears interest at our option of either the greater of (i) Prime Rate as used by Wells Fargo, National Association (“Wells Fargo”) or the federal funds open rate plus 0.5%, plus up to 3.25% per year, or (ii) the adjusted Eurodollar rate used by the lender, plus up to 4.50% per year. During the fiscal year ended September 30, 2010, our senior secured revolving credit facility bore interest at a weighted average interest rate of 4.13%. The amounts owed under our senior secured revolving credit facility mature on March 6, 2013. See “Description of Indebtedness—Senior Secured Revolving Credit Facility.”
(3)	Represents the payment of $ million to repay all outstanding principal and interest on our senior secured term loan and $ million of prepayment penalties associated with such repayment. Our senior secured term loan bears interest at the applicable margin of 13.5% plus the adjusted Eurodollar rate in effect with a minimum floor of 1.5%. Our senior secured term loan is payable in quarterly installments of $625,000, which commenced on December 31, 2010, and increases to $1.25 million quarterly installments starting on December 31, 2011, with the remaining balance due on September 6, 2013. See “Description of Indebtedness—Senior Secured Term Loan.”
(4)	Represents the payment of dividends on our Series A Preferred Stock (including Series A Preferred Stock purchased pursuant to the outstanding Series A Preferred Stock warrants) required to convert our Series A Preferred Stock into common stock, which consists of (i) $ (or $0.022635 per share) as a special dividend, (ii) $ (or $0.90 per share) as a preferential dividend and (iii) a fee of $ paid to stockholders associated with Sankaty. See “Corporate Recapitalization.”
(5)	Represents the payment of $ million plus $ million of accrued but unpaid dividends on our Series B Preferred Stock required to convert our Series B Preferred Stock into common stock. The holders of our Series B Preferred Stock are entitled to receive dividends, which accrues at a rate of 15.0% per year, whether or not declared. See “Corporate Recapitalization.”
(6)	Represents $ million to terminate and prepay our monitoring and oversight agreement with Hicks Holdings Operating LLC (“Hicks Operating”) and $ million to terminate and prepay our monitoring and oversight agreement with Watermill Management Company, LLC (“Watermill Management”). See “Certain Relationships and Related Party Transactions—Related Party Transactions—Hicks Monitoring and Oversight Agreement” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Watermill Monitoring and Oversight Agreement.”

DIVIDEND POLICY

We have not declared cash dividends on our common stock since our formation in November 2006. Upon completion of this offering, we intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Consequently, we do not anticipate paying cash dividends or making any other distributions on our common stock. The payment of dividends in the future, if any, will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements and other factors that our board of directors may deem relevant. We are subject to covenants under our current senior secured revolving credit facility that restrict us from paying cash dividends in certain situations.

MARKET PRICE OF COMMON STOCK

There is no established trading market for our common stock. In connection with this offering, we intend to apply to have our common stock listed on the NYSE and to reserve the symbol “LAT.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011, on an actual and as adjusted basis.

The “As Adjusted” column gives effect to (i) the corporate recapitalization as discussed further in “Corporate Recapitalization,” and (ii) the sale of our common stock in this offering at an initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the use of proceeds therefrom as if each had occurred on that date.

You should refer to “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus in evaluating the material presented below.

	As of March 31, 2011
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	—		—
Senior secured revolving credit facility(2)	$119,709	$

Long-term debt, including current portions:
Senior secured term loan(3)	48,750		—

Total long-term debt, including current portions	$168,459

Stockholders’ equity:
Series A Preferred Stock, $0.01 par value	315		—
Series B Preferred Stock, $0.01 par value	121		—
Common stock, $0.01 par value	16
Treasury stock	(38)
Note receivable—officer	(1,300)
Additional paid-in capital	49,400
Accumulated other comprehensive loss	(32,158)
Retained earnings	42,651

Total stockholders’ equity	59,007

Total capitalization	$227,466	$

(1)	Cash and cash equivalents are zero because we are subject to a daily cash sweep to pay down amounts outstanding under our senior secured revolving credit facility.
(2)	Reflects the repayment of a portion of the amounts outstanding under our senior secured revolving credit facility upon the completion of this offering. See “Use of Proceeds.”
(3)	Reflects the repayment of the entirety of our senior secured term loan upon the completion of this offering. See “Use of Proceeds.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

Our net tangible book value as of March 31, 2011 was $             million, or $             per share of common stock. Net tangible book value per share represents the amount of tangible assets less liabilities divided by the number of shares of common stock outstanding before giving effect to this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale by us of             shares of common stock in this offering at an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of March 31, 2011 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to investors purchasing common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2011
Increase per share attributable to the sale of shares in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value after this offering by $             million and (decrease) increase the dilution to new investors by $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of common shares offered by us as set forth on the cover page of this prospectus.

The following table presents the differences between the existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share as of March 31, 2011 as adjusted to give effect to our sale of              shares in this offering:

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to            , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares to be purchased by new investors to             , or approximately     % of the total shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by new investors by $             million and the total consideration paid by all stockholders by $             million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods and as of the dates indicated. We derived the selected consolidated financial data for the fiscal years ended September 30, 2010, 2009 and 2008 and as of September 30, 2010 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated financial data for the periods from January 1, 2007 to September 30, 2007, from December 1, 2006 to December 31, 2006 and from January 1, 2006 to November 30, 2006 and as of September 30, 2008 and 2007 and December 31, 2006 from our audited consolidated financial statements not included in this prospectus. We derived the consolidated financial data for the six months ended and as of March 31, 2011 and 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus.

For purposes of identification and description in our selected consolidated financial data, we refer to the Company as the “Predecessor” for all periods prior to our acquisition from Timken, which was accounted for as being effective as of the close of business on November 30, 2006. For all periods subsequent to this acquisition, we refer to the Company as the “Successor.” The consolidated financial data for all Successor periods is presented on a different cost basis than that for the Predecessor period and, therefore, is not comparable. In addition, pursuant to Rule 3-06 of Regulation S-X, our consolidated financial data for the fiscal year 2007 is represented by our results for the nine months ended September 30, 2007 as a result of a change in our fiscal year from a December 31 fiscal year end to a September 30 fiscal year end.

We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results are not indicative of results to be expected in any future periods.

	Successor					Predecessor	Successor
	Fiscal Year Ended September 30,			Nine Months Ended September 30, 2007(1)	One Month Ended December 31, 2006	Eleven Months Ended November 30, 2006	Six Months Ended March 31,
(dollars in thousands, except per share data)	2010	2009	2008				2011	2010
			(Audited)				(Unaudited)
Statement of Operations Data:
Net sales	$309,229	$289,181	$433,104	$318,743	$28,405	$347,011	$202,742	$132,919
Cost of sales	254,431	267,832	328,411	267,394	29,845	278,720	161,578	118,331
Selling, general and administrative expenses	26,219	28,549	37,115	18,390	3,230	15,106	16,412	13,285

Income (loss) from operations	28,579	(7,200)	67,578	32,959	(4,670)	53,185	24,752	1,303
Other expense (income)	1,161	665	(1,465)	454	46	46	663	490
Loss on extinguishment of debt	4,076	—	3,264	—	—	—	—	1,105
Interest expense	11,655	14,205	15,773	13,363	1,339	4,302	7,278	5,469

Income (loss) before income taxes	11,687	(22,070)	50,006	19,142	(6,055)	48,837	16,811	(5,761)
Income tax expense (benefit)	4,417	(7,259)	17,859	6,198	(2,382)	19,047	6,391	(2,189)

Net income (loss)	$7,270	$(14,811)	$32,147	$12,944	$(3,673)	$29,790	$10,420	$(3,572)

Income (loss) per share:
Income (loss) per share—basic	$0.16	$(20.88)	$0.98	$0.41	$(0.12)		$0.21	$(3.44)
Income (loss) per share—diluted	$0.16	$(20.88)	$0.98	$0.41	$(0.12)		$0.21	$(3.44)
Number of common shares used in the per share calculations:
Basic	1,107	710	7,875	31,500	31,500		1,160	1,053
Diluted	34,122	710	31,515	31,500	31,500		33,274	1,053

Balance Sheet Data (at period end):
Cash and cash equivalents(2)	—	—	—	—	—		—	—
Working capital(3)	$154,206	$155,368	$221,297	$205,582	$211,221		$213,784	$135,204
Property, plant & equipment, net	69,321	66,588	63,196	18,212	14,235		70,780	66,409
Intangible assets, net and goodwill	5,705	7,467	8,409	5,138	6,779		5,044	6,740
Total assets	338,147	299,789	370,220	301,873	323,914		409,219	292,342
Revolving line of credit	71,140	102,971	163,076	106,140	101,593		119,709	59,397
Long-term debt, less current portion	47,500	32,449	30,612	60,227	74,912		45,000	43,853
Stockholders’ equity	48,240	39,457	75,863	42,491	29,712		59,007	47,520

Statement of Cash Flows Data:
Net cash provided (used in) by operating activities	$18,796	$67,102	$32,293	$26,327	$8,576	$65,527	$(44,236)	$24,943
Net cash used in investing activities	(7,586)	(6,997)	(53,496)	(8,689)	(217,877)	(6,036)	(3,170)	(2,091)
Net cash provided by (used in) financing activities	(11,210)	(60,105)	21,203	(17,638)	209,301	(59,491)	47,406	(22,852)

Other Financial Data:
Capital expenditures(4)	$7,611	$6,951	$44,710	$7,258	$845	$6,036	$3,170	$2,116

(1)	We changed our fiscal year from a calendar year ending December 31 to fiscal year ended September 30. Consequently, our 2007 fiscal year consists of a transitional fiscal period of nine months from January 1, 2007 to September 30, 2007.
(2)	Cash and cash equivalents are zero because we are subject to a daily cash sweep to pay down amounts outstanding under our senior secured revolving credit facility.
(3)	Working capital is calculated as current assets (excluding cash) less current liabilities (excluding the current portion of long-term debt of $73.6 million, $104.0 million, and $163.1 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively, and $113.6 million and $107.2 million for the nine months ended September 30, 2007 and the one month ended December 31, 2006, respectively, and $123.5 million and $60.4 million for the six months ended March 31, 2011 and 2010, respectively).
(4)	Capital expenditures net of funding received from the DoD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements except as required by law.

Overview

We are one of the largest manufacturers and a global distributor of high-performance specialty metals and alloys. We serve a diversified group of end markets, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets. We develop, produce and market over 350 grades of specialty metals and alloys that are used in demanding applications such as the manufacture of: (i) landing gear, helicopter shafts, jet engine fasteners and jet engine bearings for the commercial aerospace and defense markets; (ii) downhole logging tools, completion tubes and valves for the oil and gas exploration and production market; (iii) turbine bolts, shafts, pins and blades for the power generation market; and (iv) metal cutting, punching, sawing and stamping dies for the industrial market. To meet the exacting requirements of our customers, we produce materials that possess specific metallurgical properties, including high-strength, corrosion resistance, hardness, fatigue resistance, fracture toughness and temperature resistance.

We operate through two segments: Manufacturing and Distribution. Our Manufacturing segment produces specialty metals and alloys, such as corrosion resistant steel, high-speed steel, alloy steels, nickel-based super alloys and high-temperature steels, by melting together scrap metal and raw materials and molding them into various sizes and shapes. Our Manufacturing segment also conducts finishing processes such as cutting, milling and grinding at our facilities in Latrobe and Franklin, Pennsylvania, and Wauseon, Ohio. The centerpiece of our manufacturing facilities are two of the largest operating VIM furnaces in the world and 17 VAR furnaces, including four of the largest in the world. Our manufacturing facilities also include equipment and other assets used for primary melting, forging, rolling, finishing and metallurgical testing, all of which allow us to meet the specific needs of our customers. We also have warehousing operations in Germany and the United Kingdom.

Our Distribution segment globally sources and distributes corrosion resistant steels, tool steels and powder metals for a wide range of industries. Our Distribution segment purchases steels and other metals from our suppliers and applies value-added processing and finishing at our facilities prior to shipment to our customers. We are a leading distributor of tool steels in North America, and we operate eight service centers that are strategically located in the United States and Canada to fulfill the needs of our Distribution customers.

Our products are sold to our direct customers, which include forgers, machine shops and distributors. Generally, we are two to four levels away from the ultimate end user, and between us and the end user there may be multiple distributors, such as a forge shop, a machine shop or a component manufacturer.

Key Factors Affecting Our Results

Our business and financial performance are affected by general economic conditions, industry demand in the end markets we serve, various operational factors and our level of backlog.

General Economic Conditions

Changes in global economic conditions have impacted, and will continue to impact, demand for our products. Weakened global and U.S. economic conditions in 2008 and 2009 had a significant impact on our business during this period. Factors that impacted our business included increased competition as a result of industry-wide competition for less demand for specialty metals and alloys, as well as our customers’ suspending, delaying or reducing purchases and instead using their existing inventory, a process commonly known as “inventory destocking.” In addition, raw material prices declined due to the weak economic environment resulting in a decrease in the value of the inventory held on our balance sheet at the time, thus decreasing our borrowing capacity. The extreme volatility in the global financial, foreign exchange, equity and credit markets, the sustained economic downturn and the prolonged recessionary period exacerbated the impact of these factors on our business. As global economic conditions began to improve in 2010, we experienced increased net sales as our customers began to replenish their inventories following the inventory destocking period that began in 2009. In particular, we began experiencing increased sales in our Distribution segment followed by increases in our Manufacturing segment. Economic conditions have improved further during the first three fiscal quarters of 2011. We believe based on conversations with our customer base that inventory replenishment has come to an end and that the increase in order activity is based on high levels of fundamental demand.

Industry Demand in End Markets

Net sales in our Manufacturing segment are driven by demand in the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial end markets. Net sales in our Distribution segment are primarily driven by demand in the industrial and oil and gas exploration and production end markets. The following is a summary of our net sales to each of the major end markets we serve:

(dollars in thousands)	Fiscal year ended September 30,			Six Months Ended March 31,
	2010	2009	2008	2011	2010
Manufacturing:
Commercial Aerospace	$103,209	$111,814	$163,747	72,766	43,589
Defense	29,772	40,855	55,674	14,823	12,574
Oil and Gas Exploration and Production	4,585	4,301	4,912	3,557	1,936
Power Generation	9,309	4,301	1,637	7,223	3,931
Industrial	35,726	34,404	75,324	25,603	15,089
Other	15,878	19,352	26,200	10,780	6,706
Distribution:
Commercial Aerospace	—	—	—	533	—
Oil and Gas Exploration and Production	13,903	7,874	486	10,135	5,479
Power Generation	2,848	1,968	162	2,076	1,122
Industrial	93,999	64,312	104,962	55,246	42,493

Total Net Sales	$309,229	$289,181	$433,104	202,742	132,919

The following is a discussion of certain trends in the major end markets we serve that we believe can affect demand for our products.

Commercial Aerospace

The commercial aerospace industry has demonstrated steady growth of 5% compound annual growth, as measured by RPKs, over the last 32 years driven by, among other factors, the emergence of an increasingly affluent middle class population who travel more frequently for business and pleasure and an increased level of demand for air travel in rapidly growing emerging regions such as Asia and the Middle East. Air traffic volume has grown steadily for most of the last two years after a period of decline during the global financial crisis of 2008 and 2009. Passenger air traffic, as measured by RPKs, has increased on a year over year basis in every month from September 2009 to March 2011 (except April 2010 due to the Icelandic volcano eruption). Freight air traffic has also increased on a year over year basis in every month from November 2009 to April 2011, with greater than 20% increases in each month from December 2009 to July 2010. In 2010, global passenger air travel, as measured by RPKs, increased by 6.3% over 2009, while cargo traffic increased by 6.7% versus 2009. The more aircraft fly, the greater the resulting wear and tear and the higher the demand for specialty metals and alloys used in replacement parts. We also expect that the aftermarket for replacement parts will improve in 2011 as airlines begin to carry out significant maintenance activity that was deferred during the severe economic downturn.

Within the industry, commercial aircraft orders are a closely watched indicator of future demand for, among other things, specialty metals, aerospace components, structures and, ultimately, replacement parts. In 2010, new aircraft orders from Airbus and Boeing rebounded substantially from 2009, a year which represented the lowest level of orders since 2002. Aggregate net commercial aircraft orders for 2010 were 1,104 planes, with aircraft orders of 574 and 530 for Airbus and Boeing, respectively. These orders represented a 146% increase over 2009 when Airbus and Boeing reported orders of 306 and 142, respectively. A rebound in order activity from emerging markets in Asia and the Middle East was a contributor to the higher level of demand. We believe the demand for replacement parts, the commencement of deferred maintenance and the increase in aircraft manufacturing will also translate into increased need for our products, such as bearing steel, alloy steels, high-temperature steels and structural steels. However, the commercial aerospace market may be adversely affected by future downturns in passenger traffic, freight traffic, order activity or other factors, which we may not be able to predict. See “Risk Factors—A substantial portion of our net sales is derived from the commercial aerospace and defense markets, and our net sales and earnings may be adversely affected by the cyclical nature of those markets.”

Defense

We anticipate continued demand for our products due to the fact that the United States military continues to commit troops and equipment to Iraq and Afghanistan and the military’s need to rebuild its military stock to the same level of readiness prior to the initiation of conflicts in these countries. Further, the nature of these conflicts creates strong demand for helicopters, which are ideal for rapid deployment of military personnel. The specialty metals and alloys that we manufacture can be found in helicopter shafts, bearings and gearboxes, as well as in missile casings and torsion bars for Bradley Fighting Vehicles. Even though on-the-ground personnel are declining, the military’s investment in equipment and vehicles remains strong due to the need to restock after years of fighting in the extreme physical conditions of Iraq and Afghanistan. However, more recently, budget cuts have been proposed by House Budget Committee Chairman Paul Ryan that call for overall spending to be limited to no more than 20% of annual GDP. Anticipated cuts related to these caps have focused primarily on non-defense spending. We cannot predict the effect that any future budget cuts could have on our business. In addition, we may be adversely affected due to the volatility of the defense end market, which can be impacted by a variety of factors, including international and domestic conditions, military conflicts and budget approval by Congress. See “Risk Factors—A substantial portion of our net sales is derived from the commercial aerospace and defense markets, and our net sales and earnings may be adversely affected by the cyclical nature of those markets.”

Oil and Gas Exploration and Production

We believe the demand outlook from this end market is favorable and that demand will be driven by: (i) the incentives created for increased drilling as a result of current high oil prices; (ii) new technologies such as directional drilling and hydraulic fracturing that have improved the economics of certain fields, particularly in North American shale formations; (iii) the ability to drill in more severe and remote environments, aided by these new technologies; and (iv) the concern that worldwide production could be curtailed in the future due to the ongoing political unrest in the Middle East and North Africa, causing a shift in drilling to regions such as North America. However, the oil and gas exploration and production markets can be highly cyclical, with a variety of factors influencing demand such as oil and natural gas pricing and demand for electricity. See “Risk Factors—A growing portion of our net sales are derived from the oil and gas exploration and production and power generation markets, and our net sales and earnings may be adversely affected by a reduction in demand from these markets.”

Power Generation

We believe that the global growth in the construction of gas turbines, which require the use of high-temperature alloys, will continue to support the future demand for our products. Gas turbine demand is expected to increase due to the environmental and operational benefits that gas turbines provide, as well as the increasing availability of low-priced natural gas. According to the U.S. Department of Energy, gas turbines accounted for 15% of the U.S. power generation industry’s installed capacity in 1998 and are expected to account for 40% of the U.S. power generation industry’s installed capacity by 2020. Furthermore, the supply of natural gas is relatively abundant in North America and annual production is growing. The U.S. Energy Information Administration (“EIA”) expects North American natural gas production to increase from 19.2 trillion cubic feet in 2007 to 23.4 trillion cubic feet in 2035 due, in part, to the increased use of horizontal drilling and hydraulic fracturing. However, power generation markets can be highly cyclical, with a variety of factors influencing demand. See “Risk Factors—A growing portion of our net sales are derived from the oil and gas exploration market and power generation, and our net sales and earnings may be adversely affected by a reduction in demand from these markets.”

Industrial

Demand for high-speed and tool steels are highly correlated to the overall health of the industrial economy. Based on several key indicators such as industrial production, capacity utilization and manufacturers’ new orders that signal the current health of the industrial economy is improving, we believe demand for our products in the industrial market will strengthen in the near term.

Operational Factors Affecting Our Results

Various operational factors can affect our results of operations, many of which are outside of our control. During the last three years, our results of operations have been affected by the inclusion of raw material surcharges in our selling prices, cost reduction initiatives and growth initiatives. These factors may continue to affect our results in the future.

Raw Material Surcharges

Raw material surcharges are a pricing mechanism built into many of our customer agreements that are designed to pass through fluctuations, both upward and downward, in the price of our raw materials to our customers. For substantially all finished products, which represent significantly all of our net sales, the surcharge is calculated based on the monthly average of raw material prices determined from external market data during the three months prior to the month preceding shipment.

In the fiscal year ended September 30, 2008, our total net sales were higher than in the fiscal years ended September 30, 2010 and 2009 in part due to the inclusion of approximately $97.9 million of such raw material surcharges, which are included as part of our net sales. In the fiscal year ended September 30, 2009, as global economic conditions worsened, our net sales decreased due to our customers choosing to reduce their inventory levels instead of buying our products given weak end-market demand throughout the year. Additionally, our net sales were not as favorably impacted by raw material surcharges because raw material prices decreased from the fiscal year ended September 30, 2008. Raw material surcharges totaled approximately $42.9 million in the fiscal year ended September 30, 2009. In the fiscal year ended September 30, 2010, our net sales increased from the fiscal year ended September 30, 2009 as our customers replenished their inventory holdings following the inventory destocking period in the previous fiscal year. Raw material prices in the fiscal year ended September 30, 2010 also increased from the fiscal year ended September 30, 2009, which resulted in raw material surcharges that amounted to approximately $43.7 million in the fiscal year ended September 30, 2010.

Cost Reduction Initiatives

Beginning in the fiscal year ended September 30, 2009 and continuing through the fiscal year ended September 30, 2010, we implemented several cost reduction initiatives, some as temporary measures, to realign our cost structure to better match the decrease in order activity, production volumes and net sales that occurred during the period. Temporary measures included: (i) an employee furlough program that began on May 1, 2009; (ii) a 12.5% salary reduction for members of senior management; (iii) the elimination of our 401(k) matching contribution program for our employees that began on May 1, 2009; and (iv) a shift in our manufacturing schedule from weekdays to nights in order to take advantage of “off-peak” pricing for electricity. We ended these temporary measures by the end of the fiscal year ended September 30, 2010. Permanent initiatives that will result in ongoing decreased costs include entering into certain arrangements that reduced fees with our insurance carriers and data infrastructure providers. These initiatives resulted in a direct reduction in our costs in the fiscal years ended September 30, 2010 and 2009.

Growth Initiatives

Our results of operation have been positively influenced by the growth initiatives we undertook in the past three years, including: (i) investing in increasing the production capacity for our highest margin products such as bearing steel, structural steels, nickel alloy and nickel-based super alloys; (ii) expanding our product portfolio to other high-margin end markets, including oil and gas exploration and production and power generation; (iii) extending our participation in global markets such as China; and (iv) increasing the number of metallurgists and engineers we employ.

Backlog

We define backlog in our Manufacturing segment as firm commitments from customers for delivery of product. Our Distribution segment processes orders on a “spot” basis for near immediate delivery, and as such, the concept of a backlog is not relevant for this segment. As of March 31, 2011, our order backlog was approximately $181.8 million, a 64% increase when compared to $110.7 million as of September 30, 2010. See “Business—Backlog” for a description of how we calculate backlog.

Key Line Items

Net Sales

We generate net sales through our two business segments: Manufacturing and Distribution. In both segments, we charge our customers by pounds sold. In our Manufacturing segment, net sales consist of the sale of specialty metals and alloys to our customers and raw material surcharges. In our Distribution segment, net sales consist of the sale of corrosion resistant steels, tool steels and powder metals to a combination of distributors and end users, and include charges for any value-added processing costs. Net sales in both segments are net of sales returns, collection allowances and customer rebates.

Cost of Sales

In our Manufacturing segment, cost of sales consists of direct raw material costs, labor costs and fixed and variable overhead costs, including costs associated with plant operation needed to get products to their final sellable condition. Our primary raw materials include molybdenum, nickel, scrap steel, cobalt, vanadium, tungsten and chromium. These raw materials are commodities that are available from a variety of sources in the marketplace. Molybdenum and nickel are our largest raw material costs. Our customer agreements contain a raw material surcharge mechanism to allow us to pass along increases or decreases in the price of raw materials to our customers. See “—Key Factors Affecting Our Results—Operational Factors Affecting Our Results—Raw Material Surcharges.”

Plant operation costs include, among other costs, electricity and natural gas costs. We purchase electricity under a fixed rate cap agreement, which will expire in December 2013, at which time we will be subject to market pricing unless we reach agreement on a new long-term supply arrangement. We have long-term supply and delivery contracts for natural gas. These contracts do not contain minimum purchase obligations but contain an indexed pricing mechanism. Our pricing policy with our Manufacturing customers allows us to collect a surcharge for natural gas costs in order to offset any price increases.

In our Distribution segment, cost of sales consists of direct raw material costs, labor costs and fixed overhead costs, including costs associated with service center operations, warehousing and shipping. Very few customer agreements contain a raw material surcharge mechanism due to the short time between the receipt of an order and shipment. Instead, prices are routinely updated to reflect market prices for raw materials. Service center operating costs include utilities, support personnel, depreciation and general supplies and support.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of sales commissions, agency costs, stock based compensation, and corporate overhead. Corporate overhead costs includes costs associated with corporate staff, corporate management, human resources, information technology, finance and other corporate support services. We expect our expenses to increase in future periods as a result of incurring additional expenses associated with being a public company, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, insurance premiums and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the NYSE.

Interest Expense

Interest expense represents amounts accrued and paid on the outstanding balances under our senior secured revolving credit facility, senior secured term loan and senior subordinated notes plus amortization of deferred financing costs. Our senior subordinated notes were repaid in full on July 30, 2010.

Income Tax Expense (Benefit)

We and our subsidiaries file a single consolidated income tax return. Income tax expense is comprised of federal and state taxes based on income in multiple jurisdictions. Our effective tax rate was 38.0% for each of the six months ended March 31, 2011 and 2010, and 37.8%, (32.9)% and 35.7% for the fiscal years ended September 30, 2010, 2009 and 2008, respectively. For the fiscal year ended September 30, 2010, our effective tax rate was comprised of federal tax rates, state income taxes and a credit for research and development costs and a deduction for qualifying domestic production activities. For the fiscal year ended September 30, 2009, our effective tax rate was comprised of federal tax rates, state income taxes, a credit for research and development costs and a deduction for qualifying domestic production activities taken in earlier years, which was reversed as a result of our election to carryback the 2009 taxable loss to prior years. For the fiscal year ended September 30, 2008, our effective tax rate was comprised of federal tax rates and state income taxes, reduced by the deduction for qualifying domestic production activities.

Other Expense (Income), Net

Other expense consists of the sale of assets, other than in the ordinary course of business, and foreign currency exchange gains and losses.

Business Segment Results

The following table sets forth our net sales, operating income and total assets on a segment basis for the periods presented. For more detailed segment information, see “Note 18—Segment Information, Geographic and Product Data” to the Consolidated Financial Statements and “Note 14—Business Segments” to the Consolidated Unaudited Financial Statements.

(dollars in thousands)	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2010	2009	2008	2011	2010
Net sales:
Manufacturing	$198,480	$215,027	$327,494	$134,753	$83,824
Distribution	110,749	74,154	105,610	67,989	49,095

Total net sales	$309,229	$289,181	$433,104	$202,742	$132,919

Operating income (loss):
Manufacturing	$22,464	$(5,109)	$53,303	$18,254	$754
Distribution	6,115	(2,091)	14,275	6,498	549

Total operating income (loss)	$28,579	$(7,200)	$67,578	$24,752	$1,303

Total assets:
Manufacturing	$248,230	$226,753	$293,354	$316,588	$216,356
Distribution	89,917	73,036	76,866	92,631	75,986

Total assets	$338,147	$299,789	$370,220	$409,219	$292,342

Results of Operations

The following table sets forth selected statement of operations data for the periods presented.

(dollars in thousands)	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2010	2009	2008	2011	2010
Net sales	$309,229	$289,181	$433,104	$202,742	$132,919
Cost of sales	254,431	267,832	328,411	161,578	118,331
Selling, general and administrative expenses	26,219	28,549	37,115	16,412	13,285

Income (loss) from operations	28,579	(7,200)	67,578	24,752	1,303

Interest expense and other financing costs	11,655	14,205	15,773	7,278	5,469

Income tax expense (benefit)	4,417	(7,259)	17,859	6,391	(2,189)

Six Months Ended March 31, 2011 Compared to Six Months Ended March 31, 2010

Net Sales

Consolidated net sales increased by $69.8 million, or 52.5%, to $202.7 million for the six months ended March 31, 2011 from $132.9 million for the six months ended March 31, 2010. The increase for the six months ended March 31, 2011 is primarily attributable to an increase in consolidated pounds sold as well as an increase in the average selling price per pound. Consolidated pounds sold increased by 12.7 million pounds, or 28.7%, to 56.9 million pounds for the six months ended March 31, 2011 from 44.2 million pounds for the six months ended March 31, 2010. The aggregate average selling price per pound increased by $0.53, or 17.4%, to $3.57 for the six months ended March 31, 2011 from $3.04 per pound for the six months ended March 31, 2010. The increase in shipments and average selling price was attributable to improved economic conditions, which resulted in market demand recovery in the six months ended March 31, 2011, as well as an increase in pounds sold from our new business development initiatives. These efforts are targeted at serving new and existing customers in the commercial aerospace, oil and gas exploration and production and power generation industries with difficult-to-produce specialty metals such as nickel-based super alloys. In addition, selling prices in the six months ended March 31, 2011 were impacted favorably by increased raw material surcharges.

Net sales for our Manufacturing segment increased by $51.0 million, or 60.8%, to $134.8 million for the six months ended March 31, 2011 from $83.8 million for the six months ended March 31, 2010. The increase was attributable to a 36.2% increase in pounds sold as well as an improvement in the average selling price per pound. These aggregate average selling prices were favorably impacted by raw material surcharges that increased by $17.7 million, or 112.7%, to $33.4 million for the six months ended March 31, 2011 from $15.7 million for the six months ended March 31, 2010. The increase resulted from the general economic recovery that began during the fiscal year ended September 30, 2010, as well as an increase in pounds sold from our new business development initiatives that are targeted at serving new and existing customers in the commercial aerospace, oil and gas exploration and production and power generation industries with difficult-to-produce specialty metals such as nickel-based super alloys.

Net sales for our Distribution segment increased by $18.9 million, or 38.5%, to $68.0 million for the six months ended March 31, 2011 from $49.1 million for the six months ended March 31, 2010. As was the case with our Manufacturing segment, the increase was due to an increase in pounds sold as well as to an increase in the average sales price per pound, both of which were attributable to the overall improvement in the economy and our agreement with Crucible Industries to become its exclusive powder metal distributor for the majority of its products. Pounds sold increased by 3.8 million pounds, or 19.5%, to 23.3 million pounds sold for the six months ended March 31, 2011 from 19.5 million pounds sold for the same period in the fiscal year ended September 30, 2010.

Cost of Sales

Cost of sales increased by $43.3 million, or 36.5%, to $161.6 million, or 79.7% of net sales, for the six months ended March 31, 2011 from $118.3 million, or 89.0% of net sales, for the six months ended March 31, 2010. The increase was primarily attributable to higher sales volume, higher raw material costs and increased production costs, such as staffing to meet the increased product demand levels. The increase was partially offset by the increased absorption of fixed operating costs being spread over higher production volumes as a result of increased product orders. Gross profit margin increased by $26.6 million, or 182.2%, to $41.1 million, or 20.3% of net sales, for the six months ended March 31, 2011 from $14.6 million, or 11.0% of net sales, for the six months ended March 31, 2010. Gross profit margin for the six months ended March 31, 2011 was impacted favorably by the sale of inventory that had a lower cost basis. During the six months ended March 31, 2010, we incurred idle capacity charges of $1.3 million that were primarily attributable to the reduction in operating levels caused by the recession. See footnote 4 of “Summary—Summary Historical Consolidated Financial and Other Data” for the reconciliation of Adjusted EBITDA to net income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $3.1 million, or 23.5%, to $16.4 million for the six months ended March 31, 2011 from $13.3 million for the six months ended March 31, 2010. The increase was primarily attributable to higher compensation expense in the six months ended March 31, 2011 as a result of the elimination of temporary workforce pay reductions that were in effect for substantially all of the six months ended March 31, 2010. Also, the six months ended March 31, 2011 included higher incentive compensation and stock compensation expense. In addition, the six months ended March 31, 2010 included the reversal of compensation expense in the amount of $1.0 million in December 2009 attributable to the forfeiture of restricted stock by a former executive officer.

Operating Income (Loss)

As a result of the factors above, operating income for the six months ended March 31, 2011 was $24.8 million compared to $1.3 million for the six months ended March 31, 2010, an increase of $23.5 million.

Interest Expense

Interest expense increased by $1.8 million, or 32.7%, to $7.3 million for the six months ended March 31, 2011 from $5.5 million for the six months ended March 31, 2010. The increase is attributable to a higher aggregate balance on our senior secured revolving credit facility due to increased working capital demands to fund higher levels of accounts receivable and inventory, partially offset by higher accounts payable. In addition, the six months ended March 31, 2011 reflected $0.8 million of incremental deferred financing fee amortization as compared to the six months ended March 31, 2010, which was attributable to our senior secured term loan and senior secured revolving facility refinancing cost deferrals occurring in March of the fiscal year ended September 30, 2010.

Income Tax Expense (Benefit)

Income tax expense was $6.4 million for the six months ended March 31, 2011 compared to an income tax benefit of $(2.2) million for the six months ended March 31, 2010, primarily due to a change in pretax income (loss). The effective tax rate was 38% for each of the six months ended March 31, 2011 and 2010.

Fiscal Year Ended September 30, 2010 Compared to Fiscal Year Ended September 30, 2009

Net Sales

Consolidated net sales increased by $20.1 million, or 6.9%, to $309.2 million for the fiscal year ended September 30, 2010 from $289.2 million for the fiscal year ended September 30, 2009. The increase for the fiscal year ended September 30, 2010 is primarily attributable to an increase in pounds sold of 15.0%. Consolidated pounds sold increased by 12.4 million pounds, or 14.9%, to 95.6 million pounds for the fiscal year ended September 30, 2010 from 83.2 million pounds for the fiscal year ended September 30, 2009. The increase in pounds sold is attributable to improved global economic conditions in the fiscal year ended September 30, 2010 as well as to the first signs of success from our new business development initiatives. These efforts are targeted at serving new and existing customers in the commercial aerospace, oil and gas exploration and production and power generation industries with difficult-to-produce specialty metals such as nickel-based super alloys. We began to see steadily improving business conditions starting in March 2010.

Net sales for our Manufacturing segment decreased by $16.5 million, or 7.7%, to $198.5 million for the fiscal year ended September 30, 2010 from $215.0 million for the fiscal year ended September 30, 2009. Pounds sold decreased by 0.2 million pounds, or 0.3%, to 54.4 million pounds for the fiscal year ended September 30, 2010 from 54.6 million pounds for the fiscal year ended September 30, 2009. The decrease in net sales was primarily attributable to product mix, as we sold a greater proportion of products with a lower price per pound, which resulted in a lower average selling price in the fiscal year ended September 30, 2010 as compared to the fiscal year ended September 30, 2009. The average selling price decreased by $0.29, or 7.4%, to $3.64 per pound for the fiscal year ended September 30, 2010 from $3.93 per pound for the fiscal year ended September 30, 2009. Our Manufacturing segment’s backlog as of September 30, 2010 was $110.7 million as compared to $65.0 million at September 30, 2009. The increase reflected the continual improvement in order entry levels seen in the second half of the fiscal year ended September 30, 2010.

Net sales for our Distribution segment increased by $36.6 million, or 49.3%, to $110.7 million for the fiscal year ended September 30, 2010 from $74.1 million for the fiscal year ended September 30, 2009. The increase was primarily attributable to the improvement in pounds sold as well as to a lesser degree an improvement in the average sales price per pound, both of which were due to the overall improvement in the economy and our agreement with Crucible Industries to become its exclusive powder metal distributor for the majority of its products. Pounds sold increased by 12.6 million pounds, or 44.2%, to 41.2 million pounds for the fiscal year ended September 30, 2010 from 28.6 million pounds for the fiscal year ended September 30, 2009.

Cost of Sales

Cost of sales decreased by $13.4 million, or 5.0%, to $254.4 million, or 82.3% of net sales, for the fiscal year ended September 30, 2010 from $267.8 million, or 92.6% of net sales, for the fiscal year ended September 30, 2009. Gross profit margin increased by $33.5 million, or 157.3%, to $54.8 million, or 17.7% of net sales, for the fiscal year ended September 30, 2010 from $21.3 million, or 7.4% of net sales, for the fiscal year ended September 30, 2009. In the fiscal year ended September 30, 2009, we recorded writedowns to inventory to the lower of cost or market and for idle capacity in an aggregate amount of $10.1 million resulting from global economic conditions. Gross profit margin for the year ended September 30, 2010 was impacted favorably by the sale of inventory that had a lower cost basis. See footnote 4 of “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $2.3 million, or 8.1%, to $26.2 million for the fiscal year ended September 30, 2010 from $28.5 million for the fiscal year ended September 30, 2009. The decrease was primarily attributable to lower stock compensation, professional fees and consulting expenses.

Operating Income (Loss)

As a result of the factors above, operating income for the fiscal year ended September 30, 2010 was $28.6 million compared to an operating loss of $(7.2) million for the fiscal year ended September 30, 2009.

Interest Expense

Interest expense decreased by $2.5 million, or 17.9%, to $11.7 million for the fiscal year ended September 30, 2010 from $14.2 million for the fiscal year ended September 30, 2009.

Income Tax Expense (Benefit)

Income tax expense was $4.4 million for the fiscal year ended September 30, 2010 compared to a benefit of $(7.3) million for the fiscal year ended September 30, 2009. The effective tax rate for the fiscal year ended September 30, 2010 was 37.8% compared to 32.9% for the fiscal year ended September 30, 2009. The 2009 tax benefit was reduced by a deduction for qualifying domestic production activities taken in earlier years, which was reversed as a result of our election to carryback the 2009 taxable loss to prior years.

Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008

Net Sales

Consolidated net sales decreased $143.9 million, or 33.2%, to $289.2 million for the fiscal year ended September 30, 2009 from $433.1 million for the fiscal year ended September 30, 2008. The decrease for the fiscal year ended September 30, 2009 is primarily attributable to a decrease in pounds sold as well as a decrease in the average selling price per pound. Total pounds sold decreased by 30.7 million pounds, or 27%, to 83.2 million pounds for the fiscal year ended September 30, 2009 from 113.9 million pounds for the fiscal year ended September 30, 2008. The average selling price per pound decreased by $0.32, or 8.4%, to $3.48 for the fiscal year ended September 30, 2009 from $3.80 for the fiscal year ended September 30, 2008. The global economic recession and resulting increased competition unfavorably impacted both pounds sold and average selling price for both segments. Raw material prices declined due to the weak economic environment which led to significantly lower raw material surcharges as well.

Net sales for our Manufacturing segment decreased by $112.5 million, or 34.3%, to $215.0 million for the fiscal year ended September 30, 2009 from $327.5 million for the fiscal year ended September 30, 2008. Pounds sold decreased by 13.3 million pounds, or 19.6%, to 54.6 million pounds for the fiscal year ended September 30, 2009 from 67.9 million pounds for the fiscal year ended September 30, 2008. The decrease in net sales was primarily attributable to lower pounds sold as well as a lower average selling price in the fiscal year ended September 30, 2009 as compared to the fiscal year ended September 30, 2008. The average selling price decreased by $0.89, or 18.5%, to $3.93 per pound for the fiscal year ended September 30, 2009 from $4.82 per pound for the fiscal year ended September 30, 2008. The decrease in both pounds sold and average selling price was due to the effect of the economic recession and increased competition. Average selling price was also impacted negatively by the significant decrease in raw material prices, again due to the economic downturn, which resulted in lower raw material surcharges. Our Manufacturing segment’s backlog as of September 30, 2009 was $65 million as compared to $205 million as of September 30, 2008.

Net sales for our Distribution segment decreased by $31.4 million, or 29.8%, to $74.2 million for the fiscal year ended September 30, 2009 from $105.6 million for the fiscal year ended September 30, 2008. Pounds sold decreased by 17.4 million pounds, or 37.9%, to 28.6 million pounds for the fiscal year ended September 30, 2009 from 46.0 million pounds for the fiscal year ended September 30, 2008. The fiscal year ended September 30, 2009 includes the full year results of Specialty Steel Supply, which was purchased in September 2008 and had an insignificant contribution to results for the fiscal year ended September 30, 2008. Excluding Specialty Steel Supply sales, our Distribution segment’s net sales decreased by $47.6 million, or 45.1%, to $58.0 million for the fiscal year ended September 30, 2009 from $105.6 million for the fiscal year ended September 30, 2008. The decrease was primarily attributable to the recessionary economy, which led to an overall destocking of inventory throughout our Distribution segment’s customer base.

Cost of Sales

Cost of sales decreased by $60.6 million, or 18.5%, to $267.8 million, or 92.6% of net sales, for the fiscal year ended September 30, 2009 from $328.4 million, or 75.8% of net sales, for the fiscal year ended September 30, 2008. The decrease was primarily attributable to lower pounds sold, cost reduction initiatives and workforce reductions. Gross profit margin decreased by $83.4 million, or 79.7%, to $21.3 million, or 7.4% of net sales, for the fiscal year ended September 30, 2009 from $104.7 million, or 24.2% of net sales, for the fiscal year ended September 30, 2008. The fiscal year ended September 30, 2009 included lower of cost or market and idle capacity writedowns attributable to general economic conditions in the amount of $10.1 million, as well as lower base price and raw material surcharge revenue. Cost of sales for the fiscal year ended September 30, 2008 was impacted unfavorably in the amount of $10.0 million as a result of a labor stoppage while the collective bargaining agreement was negotiated. See footnote 4 of “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $8.6 million, or 23.1%, to $28.5 million for the fiscal year ended September 30, 2009 from $37.1 million for the fiscal year ended September 30, 2008. The improvement was primarily attributable to lower business activity, which resulted in lower sales expense, workforce pay reductions implemented in the second half of the fiscal year ended September 30, 2009 and lower stock compensation, professional fees and consulting expenses. In addition, the fiscal year ended September 30, 2008 included approximately $5.0 million of extra expenses related to a strike of our unionized workers on May 1, 2008 in Latrobe, Pennsylvania that continued for 81 days.

Operating Income (Loss)

As a result of the factors above, the operating loss for the fiscal year ended September 30, 2009 was $(7.2) million compared to operating income of $67.6 million for the fiscal year ended September 30, 2008.

Interest Expense

Interest expense decreased by $1.6 million, or 9.9%, to $14.2 million for the fiscal year ended September 30, 2009 from $15.8 million for the fiscal year ended September 30, 2008. The decrease is primarily attributable to a lower average revolver balance during the fiscal year ended September 30, 2009 as a result of the liquidation of inventory during the global recessionary period. The reduction in our aggregate loan balance and interest expense during the fiscal year ended September 30, 2009 was attributable to aggressive inventory reductions and working capital management during the fiscal year ended September 30, 2009.

Income Tax Expense (Benefit)

Income tax benefit was $(7.3) million for the fiscal year ended September 30, 2009, compared to an expense of $17.9 million for the fiscal year ended September 30, 2008. The effective tax rate for the fiscal year ended September 30, 2009 was 32.9% compared to 35.7% for the fiscal year ended September 30, 2008. For the fiscal year ended September 30, 2009, the income tax benefit presented differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income due to the effect of state income taxes and a credit for research and development costs, reduced by the reversal of a deduction taken in prior years for qualifying domestic production activities, which was reversed as a result of our election to carryback the fiscal year ended September 30, 2009 taxable loss to prior years.

For the fiscal year ended September 30, 2008, the income tax expense presented differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income due to the effect of state income taxes, reduced by the deduction for qualifying domestic production activities.

Quarterly Consolidated Results of Operations (Unaudited)

The following table sets forth our results of operations on a quarterly basis for the year ended September 30, 2010.

(dollars in thousands, except per share amount)	Quarter Ended
	December 31	March 31	June 30	September 30
Net sales	$57,361	$75,558	$87,111	$89,199
Gross profit	2,362	12,226	21,692	18,518
Net income (loss)	(3,884)	312	7,298	3,544
Income (loss) per share:
Basic	$(4.11)	$0.01	$0.14	$0.06
Diluted	$(4.11)	$0.01	$0.14	$0.06

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operating activities and borrowings under our $175.0 million senior secured revolving credit facility. As of March 31, 2011, we had availability of $39.4 million under our senior secured revolving credit facility. See “—Contractual Obligations and Commitments—Senior Secured Revolving Credit Facility” below.

Historically, our primary uses of cash have been for raw material purchases, payroll and benefits, manufacturing operating supplies, capital expenditures, debt service payments and tax payments. Our senior secured revolving credit facility currently requires us to pay down any funds we receive daily in excess of our daily disbursements. As such, cash and cash equivalents at the end of a typical fiscal period is zero. The most significant components of our working capital are inventories, accounts receivable, accounts payable and other current assets and other current liabilities. Our primary uses of cash over the next twelve months are expected to consist of expenditures related to funding operations, capital expenditures, pension plan funding and taxes.

For the fiscal year ending September 30, 2011, capital expenditures are targeted to be approximately $15.3 million before giving effect to any DoD reimbursements we may receive. $5.5 million of the budgeted $15.3 million capital budget for the fiscal year ended September 30, 2011 is expected to be for recurring plant and equipment projects, with $4.0 million related to routine maintenance projects. The remaining $5.8 million of the budgeted $15.3 million is expected to be spent on growth and new product development, including $2.8 million for our edgewire product line at our Wauseon, Ohio facility and $1.6 million for a nickel-based product expansion.

We believe that our cash flow from operations and availability under our senior secured revolving credit facility will provide us with sufficient capital to meet our working capital requirements, to finance capital expenditures and to meet our debt service and other obligations. As we continue to expand our business, we may in the future require additional capital to fund working capital, capital expenditures or acquisitions.

Cash Flow

Six months ended March 31, 2011 compared to six months ended March 31, 2010

The following table summarizes our cash flows by category for the periods presented:

(dollars in thousands)	Six Months Ended March 31,		Change	Change (%)
	2011	2010
Net cash provided by (used in) operating activities	$(44,236)	$24,943	$(69,179)	(277.3)%
Net cash (used in) investing activities	$(3,170)	$(2,091)	$(1,079)	(51.6)%
Net cash provided by (used in) financing activities	$47,406	$(22,852)	$70,258	307.4%

Net cash provided by (used in) operating activities decreased by $69.2 million, or 277.3%, to $(44.2) million for the six months ended March 31, 2011 from $24.9 million for the six months ended March 31, 2010. The decrease was primarily attributable to $53.7 million of cash used to increase inventory levels during the six months ended March 31, 2011. This amount was $63.6 million higher than cash provided by decreased inventory balances of $9.9 million in the six months ended March 31, 2010. In addition, net income (loss) increased by $14.0 million to a net income of $10.4 million for the six months ended March 31, 2011 from a net loss of $(3.6) million for the six months ended March 31, 2010. The primary reason for the higher inventory balances and the increase in net income was the improvement in our operating levels due to the recovery of the economy and the need to carry additional inventory as part of our new business development initiatives that are targeted at serving new and existing customers in the commercial aerospace, oil and gas exploration and production and power generation industries.

Net cash (used in) investing activities increased by $1.1 million, or 51.6%, to $(3.2) million for the six months ended March 31, 2011 from $(2.1) million for the six months ended March 31, 2010. Net cash (used in) investing activities for the six months ended March 31, 2011 was attributable to the purchase of property, plant and equipment of $5.1 million offset by reimbursements of $1.9 million from the DoD. The net cash (used in) investing activities for the six months ended March 31, 2010 was attributable to property, plant and equipment purchases of $2.9 million offset by reimbursements from the DoD of $0.8 million.

Net cash provided by (used in) financing activities increased by $70.3 million, or 307.4%, to $47.4 million for the six months ended March 31, 2011 from $(22.9) million for the six months ended March 31, 2010. Net cash provided by financing activities for the six months ended March 31, 2011 was primarily attributable to net borrowings on our senior secured revolving credit facility, which was used for working capital needs necessitated by steadily improving orders and production activity. Net cash used in financing activities for the six months ended March 31, 2010 was attributable to net payments on the senior secured revolving credit facility following significant inventory reductions during the period.

Fiscal year ended September 30, 2010 compared to fiscal year ended September 30, 2009

The following table summarizes our cash flows by category for the periods presented:

(dollars in thousands)	Fiscal Year Ended September 30,		Change	Change (%)
	2010	2009
Net cash provided by operating activities	$18,796	$67,102	$(48,306)	(72.0)%
Net cash (used in) investing activities	$(7,586)	$(6,997)	$(589)	(8.4)%
Net cash (used in) financing activities	$(11,210)	$(60,105)	$48,895	81.3%

Net cash provided by operating activities decreased by $48.3 million, or 71.9%, to $18.8 million for the fiscal year ended September 30, 2010 from $67.1 million for the fiscal year ended September 30, 2009. This decrease was primarily attributable to a $73.3 million decrease in cash flows from net changes in operating assets and liabilities. Changes in operating assets and liabilities in the fiscal year ended September 30, 2010 were primarily driven by an increase in inventories of $21.4 million and an increase of $18.4 million in accounts receivable, offset by increases in accounts payable of $19.3 million and an increase in accrued liabilities and income tax payable of $18.7 million. This compares to changes in operating assets and liabilities in the fiscal year ended September 30, 2009 that were primarily driven by inventories decreasing $66.7 million and accounts receivable decreasing $25.1 million, partially offset by decreases in accounts payable of $16.9 million and a decrease in income tax payable of $9.5 million. The decrease in cash flows from the net change in operating assets and liabilities was partially offset by the $22.1 million increase in net income when comparing the net income of $7.3 million for the fiscal year ended September 30, 2010 to the net loss of $(14.8) million for the fiscal year ended September 30, 2009. The decrease in cash flows from the net change in operating assets and liabilities as well as the increase in cash flows from the increase in net income, are attributable to the improvement in orders and production levels that were the result of the economy moving out of a recessionary environment.

Net cash (used in) investing activities increased by $0.6 million, or 8.4%, to $(7.6) million for the fiscal year ended September 30, 2010 from $(7.0) million for the fiscal year ended September 30, 2009. Net cash (used in) investing activities for the fiscal year ended September 30, 2010 was attributable to property, plant and equipment purchases of $9.1 million offset by reimbursements from the DoD of $1.5 million. Net cash (used in) investing activities for the fiscal year ended September 30, 2009 was primarily attributable to property, plant and equipment purchases of $20.2 million offset by reimbursements from the DoD of $13.2 million.

Net cash (used in) financing activities decreased by $48.9 million, or 81.3%, to $(11.2) million for the fiscal year ended September 30, 2010 from $(60.1) million for the fiscal year ended September 30, 2009. Net cash (used in) financing activities for the fiscal year ended September 30, 2010 was primarily attributable to net payments on our senior secured revolving credit facility of $31.8 million, offset by a net increase in long term debt of $16.6 million as well as proceeds of $10.0 million from the issuance of additional preferred stock and cash payments for deferred financing cost of $5.9 million. Net cash (used in) financing activities during the fiscal year ended September 30, 2009 was attributable to net payments on our senior secured revolving credit facility.

Fiscal year ended September 30, 2009 compared to fiscal year ended September 30, 2008

The following table summarizes our cash flows by category for the periods presented:

(dollars in thousands)	Fiscal Year Ended September 30,		Change	Change (%)
	2009	2008
Net cash provided by operating activities	$67,102	$32,293	$34,809	107.8%
Net cash (used in) investing activities	$(6,997)	$(53,496)	$46,499	86.9%
Net cash provided by (used in) financing activities	$(60,105)	$21,203	$(81,308)	(383.5)%

Net cash provided by operating activities increased by $34.8 million, or 107.8%, to $67.1 million for the fiscal year ended September 30, 2009 from $32.3 million for the fiscal year ended September 30, 2008. This increase was primarily attributable to a $67.4 million increase in cash flows from net changes in operating assets and liabilities. Changes in operating assets and liabilities in the fiscal year ended September 30, 2009 were primarily driven by a decrease in inventories of $66.7 million (which includes a $6.4 million increase in inventory reserves) and a decrease in accounts receivable of $25.1 million, partially offset by decreases in accounts payable of $16.9 million and a decrease in income taxes payable of $9.5 million. This compares to changes in operating assets and liabilities in the fiscal year ended September 30, 2008 that were primarily driven by inventories increasing $15.3 million, and accounts receivable decreasing $6.6 million. The increase in cash flows from the net change in operating assets and liabilities as well as the increase in non-cash inventory reserves was offset by the $46.9 million decrease in net income when comparing the net loss of $(14.8) million for the fiscal year ended September 30, 2009 to net income of $32.1 million for the fiscal year ended September 30, 2008. The increase in cash flows from the net change in operating assets and liabilities as well as the decrease in cash flows from the decrease in net income, are attributable to the significant downturn in business operating levels that were brought about by the recession in the worldwide economy.

Net cash (used in) investing activities decreased by $46.5 million, or 86.9%, to $(7.0) million for the fiscal year ended September 30, 2009 from $(53.5) million for the fiscal year ended September 30, 2008. Net cash (used in) investing activities for the fiscal year ended September 30, 2009 was primarily attributable to property, plant and equipment purchases of $20.2 million offset by reimbursements from the DoD of $13.2 million. Net cash (used in) investing activities for the fiscal year ended September 30, 2008 was primarily attributable to property, plant and equipment purchases of $44.7 million, as well cash invested of $13.3 million for the acquisition of the net assets of Specialty Steel Supply, our Houston based distributor of specialty metals and alloys that are consumed in oil and gas exploration and production. The fixed asset additions in the fiscal year ended September 30, 2008 were primarily related to the construction of our new VIM and VAR melting capacity.

Net cash provided by (used in) financing activities decreased by $81.3 million, or 383.5%, to $(60.1) million for the fiscal year ended September 30, 2009 from $21.2 million for the fiscal year ended September 30, 2008. Net cash used in financing activities for the fiscal year ended September 30, 2009 was attributable to net payments on our senior secured revolving credit facility. Net cash provided by financing activities during the fiscal year ended September 30, 2008 was attributable to net borrowings of $56.9 million on our senior secured revolving credit facility, offset by net payments related to the refinancing of our long debt of $29.6 million and deferred financing fees paid of $6.1 million.

Contractual Obligations and Commitments

In the normal course of business, we enter into various contractual and other commercial commitments that impact, or could impact, our liquidity. The following table outlines the commitments as of March 31, 2011:

(dollars in thousands)	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Senior secured revolving credit facility principal(1)	$119,709	$119,709	—	—	—
Senior secured term loan principal	48,750	3,750	$45,000	—	—
Estimated interest payments on senior secured revolving credit facility(2)	10,003	5,219	4,784	—	—
Estimated interest payments on senior secured term loan(2)	17,672	7,313	10,359	—	—
Operating leases	9,408	2,726	4,311	2,035	336
Pension plan(3)	44,169	9,301	18,000	16,868	N/A
Other post-retirement benefits(4)	17,157	3,214	6,764	7,179	N/A
Natural gas commitment(5)	4,767	4,767	—	—	—

Total contractual obligations	$271,635	$155,999	$89,218	$26,082	$336

(1)	We plan to use a portion of the proceeds from this offering to pay down a portion of our senior secured revolving credit facility. See “Use of Proceeds.” The amounts owed under our senior secured revolving credit facility mature on March 6, 2013.
(2)	Assumes weighted average interest rates in effect for the quarter ended March 31, 2011.
(3)	Pension plan contributions represent required minimum contributions for the plan year beginning January 1, 2010, and quarterly installment contributions for the plan year beginning January 1, 2011. Future quarterly installments are based upon projected required minimum contributions for each applicable plan year. These amounts were calculated based on actuarial valuations as prescribed by pension funding regulations in the United States. Required pension contributions in future periods are dependent on actuarial valuations to be prepared in future periods.
(4)	Post-retirement benefits represents estimated future benefit payments that are expected to be paid from corporate assets.
(5)	Assumes average New York Mercantile Exchange settlement price of $4.20 per MMBTU.

Our debt obligations consist primarily of our senior secured revolving credit facility and our senior secured term loan.

Senior Secured Revolving Credit Facility

On March 6, 2008, we entered into a $200.0 million senior secured revolving credit facility with Wachovia Bank, National Association (now known as Wells Fargo Bank, National Associations) and certain other lenders. The senior secured revolving credit facility matures on March 16, 2013 and initially provided for borrowings of up to $200.0 million with up to a $10.0 million letter of credit sub-limit. On May 29, 2009, Wells Fargo informed us that we were not in compliance with the fixed charge coverage ratio covenant under the senior secured revolving credit facility, which was waived on March 17, 2010, when we entered into an amendment that reduced the maximum available borrowings to $175.0 million. Under the facility, we are subject to a daily cash sweep to pay down amounts outstanding from our existing cash and cash equivalents.

The senior secured revolving credit facility is secured by substantially all of our assets. The outstanding borrowings drawn under the facility cannot exceed our borrowing base, which is calculated based upon specified percentages of eligible accounts receivable and inventories. Borrowings under the facility bear interest at our option at either the greater of Wells Fargo’s “Prime Rate” or federal funds open rate plus 0.5%, plus up to 3.25% per annum, or the adjusted Eurodollar rate used by the lender, plus up to 4.50% per annum. As of March 31, 2011, the facility had an outstanding balance of $119.7 million. In addition, we must pay monthly, in arrears, a commitment fee of 0.75% per annum on the unused amount of the facility’s total commitment. As of March 31, 2011, $5.9 million of standby letters of credit were issued against the facility. The facility also requires a $10.0 million general reserve, which lowers our availability. The remaining availability related to the facility was $39.4 million as of March 31, 2011, which is based upon the borrowing base collateral of $175.0 million at that date. We are subject to certain covenants as to minimum availability and fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets, the amount of annual capital expenditures and the declaration of dividends and other distributions on our capital stock. We were in compliance with all such covenants at March 31, 2011. However, the availability of the senior secured revolving credit facility could be reduced if the levels of the accounts receivable and inventory securing the facility were to fall or restricted altogether if we fail to satisfy our financial covenants. In addition, if our outstanding balances exceeded the amounts we were eligible to borrow at the end of any period, we would have to repay that excess. Also, if we fail to satisfy the covenants, it could result in an event of default occurs under the facility. If an event of default occurred as a result of a failure to satisfy a covenant or otherwise, the maturity of the loans could be accelerated. There is no assurance we would have the funds available to repay the excess or the balance of the facility.

Senior Secured Term Loan

On July 30, 2010, we entered into a $50.0 million senior secured term loan with DDJ Capital Management LLC. The senior secured term loan facility is secured by a first lien on certain of our fixed assets. The term loan is payable in quarterly installments of $625,000, which commenced on December 31, 2010 and increase to $1.25 million quarterly starting December 31, 2011, with the remaining balance due on September 6, 2013. The term loan includes a prepayment requirement starting with the fiscal year ending September 30, 2011, in the event that “excess cash flows,” as defined in the senior secured term loan agreement, are generated. The term loan bears interest at the applicable margin of 13.5% plus the adjusted Eurodollar rate in effect with a minimum floor of 1.5%. The interest rate as of March 31, 2011 was 15.0%. We are subject to certain covenants as to minimum excess availability and fixed charge coverage and leverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets, the amount of annual capital expenditures and the declaration of dividends and other distributions on our capital stock. As of March 31, 2011, the most recent required measurement date under the senior secured term loan, we were in compliance with these covenants. However, if we fail to satisfy the covenants, it could result in an event of default occurs under the term loan. If an event of default occurred as a result of a failure to satisfy a covenant or otherwise, the maturity of the loan could be accelerated. There is no assurance we would have the funds available to repay the balance of the term loan.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (except the operating leases noted under “—Contractual Obligations and Commitments”) that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity or capital resources.

Inflation

We do not believe that inflation has had a material effect on our results of operations. However, our business could be affected by inflation in the future.

Quantitative and Qualitative Disclosure About Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are exposed to various market risks, including fluctuations in interest rates, foreign currency exchange rates, the price of raw materials (in particular nickel, which is a commodity) and natural gas market price increases.

Fluctuations in interest rates affect our interest expense on variable rate debt. Our senior secured revolving credit facility bears interest at a variable rate. Likewise the senior secured term loan bears interest at a variable rate, subject to a minimum floor. The term loan bears interest at the applicable margin of 13.5% plus the adjusted Eurodollar rate in effect with a minimum floor of 1.5%. From time to time, we utilize interest rate swaps to economically hedge our interest rate risk. As of March 31, 2011, we did not have any derivative instruments to hedge the effects of changes in interest rates. As of March 31, 2011, assuming no change in the outstanding balance of $119.7 million of the senior secured revolving credit facility, a one percent change in interest rates would result in an approximate $0.7 million change in our results of operations, after consideration of the effect of income taxes. Additionally, as of March 31, 2011, assuming no change in the outstanding balance of $48.8 million of the senior secured term loan, a one percent change in interest rates would result in an approximate $0.3 million change in our results of operations, after consideration of the effect of income taxes.

The cost of raw materials is a significant component of our total cost of products sold, representing approximately 48% of our total cost of products for each of the six months ended March 31, 2011 and 2010. Raw material prices vary based on numerous factors, including quality, and are subject to frequent market fluctuations. Future raw material prices cannot be predicted with any degree of certainty. We do not maintain any long-term written agreements with any of our raw material suppliers, excluding natural gas.

We have implemented a raw material surcharge pricing mechanism on our manufactured products to help offset the impact of raw material price fluctuations. For substantially all semi-finished products, the surcharge is calculated at the time of order entry, based on current raw material prices. For substantially all finished products, the surcharge is calculated based on the monthly average raw material prices during the three months prior to the month preceding shipment. While the raw material surcharge mechanism is designed to offset modest fluctuations in raw material prices, it cannot immediately absorb significant changes in raw material prices. A material change in raw material prices within a short period of time could have a material effect on our financial results and there can be no assurance that the raw material surcharge mechanism will completely offset immediate changes in our raw material costs.

Fluctuations in the price of molybdenum and nickel, our two most significant raw materials, subject us to commodity price risk. We manage our exposure to this market risk through internally established policies and procedures, including negotiating raw material escalators within product sales agreements and continually monitoring and revising customer quote amounts to reflect the fluctuations in market prices for nickel. We do not presently use derivative instruments to manage this market risk, but may do so in the future. We monitor our underlying market risk exposure to a rapid change in nickel prices on an ongoing basis and believe that we can modify or adapt our strategies as necessary. However, there is a risk that we may not be able to successfully offset a rapid increase in the cost of raw material in the future as we have been able to in the past.

We have foreign currency exchange risk primarily because our foreign subsidiaries maintain receivables and payables denominated in currencies other than their functional currency. These foreign subsidiaries manage their own foreign currency exchange risk. Our U.S. operations transact their foreign sales in U.S. dollars, thereby avoiding fluctuations in foreign exchange rates. We are not currently party to any currency contracts. Currently, the impact from any changes in foreign currency exchange rates is not expected to have a material impact on the financial condition of the Company.

The manufacturing of certain of our products requires a significant volume of natural gas. We have long-term delivery contracts for natural gas for our Latrobe facility that will expire in March 31, 2012. These natural gas contracts do not obligate us to purchase a specific quantity but contain an indexed pricing mechanism.

As of March 31, 2011, we were party to 20 contracts to purchase natural gas for the months of April 2011 through December 2011. The contracts range between 10,000 and 20,000 mcf per month each at fixed prices of $3.985 to $4.810 per mcf. We are obligated to purchase the agreed upon amount at the agreed upon prices plus a basis cost of $0.19 per mcf, a transportation cost of $0.36 per mcf and a pool fee of $0.08 per mcf.

Critical Accounting Policies

Our financial statements are compiled in accordance with GAAP. Our critical accounting policies are those accounting policies that involve the use of complicated processes assumptions and/or judgments in the preparation of our financial statements. We have identified the following critical accounting policies for the current year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The more significant areas requiring the use of management estimates and assumptions relate to the accounting estimates, trade accounts receivable—allowance for doubtful accounts, inventory obsolescence and valuation, goodwill and identifiable intangible assets and their impairment, revenue recognition, property, plant and equipment and its impairment, pension and other postretirement plans, stock-based compensation and income taxes. Our management bases its estimates on historical experience, expectations of the future and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Trade Accounts Receivable—Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain an allowance for doubtful accounts for estimated losses inherent in our accounts receivable portfolio. In establishing the allowance for doubtful accounts, our management considers historical losses experienced by us, as well as trends, current receivables aging, and existing industry and national economic data. The allowance for doubtful accounts is reviewed monthly and adjustments are made when necessary. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.

Inventory Obsolescence and Valuation

Our inventories are stated at the lower of cost or market. Latrobe uses the first in, first out method to determine cost, while two of our subsidiaries, Latrobe Specialty Metals Distribution, Inc. and Specialty Steel Supply, Inc., use the average cost method. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead within the guidelines of normal plant capacity. Provisions are made for slow moving and obsolete inventory based upon management’s expected method of disposition.

Goodwill and Identifiable Intangible Assets and Impairment

Goodwill is an asset representing future economic benefits arising from assets acquired in a business combination that are not individually identified and separately recognized.

Goodwill is tested for impairment annually as of the balance sheet date and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the fair value of the associated reporting unit to its carrying value, including goodwill. Fair value is estimated using discounted future cash flows and, if available, comparable market values.

Identifiable intangible assets are recorded based upon estimated fair value. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Our intangible assets consist of customer relationships and patents.

Revenue Recognition

We recognize revenue when title is transferred either when products are shipped from us or received by the customer, the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and therefore is excluded from revenues in the consolidated statement of operations.

Property, Plant and Equipment and Impairment

Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred, while replacements and betterments are capitalized if they extend the useful life of the related asset. Costs for major maintenance activities are expensed as incurred. Depreciation of plant and equipment for financial reporting purposes is calculated on the straight line method over the estimated remaining useful lives of the assets, as follows:

Buildings	21—45 years
Machinery and equipment	2—20 years

Approximately 90% of depreciation expense is capitalized as part of the cost of producing inventory and expensed as cost of sales as inventory is sold, and 10% is recorded in selling, general and administrative expense in each year. Assets acquired in business combinations are depreciated over their remaining useful lives. We review the carrying value of our long lived assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Should circumstances arise where the expected future undiscounted cash flows are less than asset carrying values, we would recognize an impairment loss for the excess of the carrying value over the fair value, if any. Fair value would be determined based upon discounted estimated future cash flows.

Pension and Other Postretirement Plans

We have a noncontributory defined benefit pension plan covering substantially all of Latrobe’s hourly employees upon their retirement. The benefits are based on age, years or service and the greater of the benefit level at the time of retirement or termination of employment, or the level of compensation during the last five years of the last ten years before retirement. We also sponsor a defined benefit health care plan for substantially all retirees and full-time employees.

We record annual amounts relating to our pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. We review our assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of these modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. We believe that the assumptions utilized in recording our obligations under our pension and postretirement plans are reasonable based on our experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses to the extent necessary to provide such amounts.

Beginning with the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (included in FASB ASC Subtopic 740 10, Income Taxes—Overall), as of October 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, we recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of Interpretation 48 did not have a material impact on our consolidated financial statements.

Share-Based Payment Arrangements

We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black-Scholes-Merton option-pricing model. We have elected to treat awards with graded-vesting schedules as individual awards (tranches) for each separately vesting portion of the awards as long as the vesting is solely based on a service condition.

New Accounting Pronouncements

We have reviewed all new accounting pronouncements and have concluded that none of the recently issued pronouncements will have a material impact on our consolidated results of operations, financial condition or financial disclosure.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include Airbus, Baker Hughes, Boeing, GlobalData, the International Civil Aviation Organization, the U.S. Census Bureau, the U.S. Geological Survey, the U.S. Department of Energy and the EIA. The data that was used is publicly available or available through subscriptions that are available to the public for a fee. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe that each of these publications and surveys is reliable, we have not independently verified market and industry data from third-party sources. Also, some data is based on our management’s internally derived good faith estimates, which are based on, among other things, third-party sources, internal market research, publicly available information about our competitors and feedback from distributors and customers.

BUSINESS

Our Company

We are one of the largest manufacturers and a global distributor of high-performance specialty metals and alloys. We serve a diversified group of end markets, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets. We develop, produce and market over 350 grades of specialty metals and alloys that are used in demanding applications such as the manufacture of: (i) landing gear, helicopter shafts, jet engine fasteners and jet engine bearings for the commercial aerospace and defense markets; (ii) downhole logging tools, completion tubes and valves for the oil and gas exploration and production market; (iii) turbine bolts, shafts, pins and blades for the power generation market; and (iv) metal cutting, punching, sawing and stamping dies for the industrial market. To meet the exacting requirements of our customers, we produce materials that possess specific metallurgical properties, including high-strength, corrosion resistance, hardness, fatigue resistance, fracture toughness and temperature resistance. We are able to produce these advanced materials as a result of the highly specialized equipment we have installed at our facilities, the talented team of metallurgists and engineers that we employ and the knowledge we have gained from decades of manufacturing specialty metals.

We have been in continuous operation since 1913 and have manufactured specialty metals for the commercial aerospace and defense industries for over 50 years. We were acquired by our current stockholders in December 2006 from Timken, which had owned our Company since 1975. Since our acquisition from Timken, we have implemented a strategy to increase our production of higher value-added specialty metals and to target underserved end markets and customers that require difficult-to-produce grades of metals. As part of this strategy, we have invested approximately $60 million in state-of-the-art equipment and facilities to, among other things, increase our VIM furnace capacity by approximately 200% and to increase the number of our VAR furnaces by approximately 30%. This new equipment was placed into service in September 2008 on schedule and on budget, and received subsequent certifications in 2009. This increased capacity provides the basis for our aggressive expansion into new products, such as nickel-based super alloys, and new end markets, such as oil and gas exploration and production and power generation. We have received a wide assortment of critical end-user qualifications and certifications on this new equipment that are required to generate commercial sales.

We operate through two segments: Manufacturing and Distribution. We conduct our manufacturing activities at facilities in Latrobe, Pennsylvania; Franklin, Pennsylvania; and Wauseon, Ohio. We also operate warehouse facilities in Germany and the United Kingdom to fulfill the needs of our Manufacturing customers. The centerpiece of our Manufacturing facilities are two of the largest operating VIM furnaces in the world and 17 VAR furnaces, including four of the largest in the world. Our Manufacturing facilities also include equipment and other assets used for primary melting, forging, rolling, finishing and metallurgical testing, all of which allow us to meet the specific needs of our customers. For the fiscal year ended September 30, 2010, our Manufacturing segment accounted for approximately 64% of our net sales and 79% of our operating income.

Our Distribution segment globally sources and distributes corrosion resistant steels, tool steels and powder metals for a wide range of industries. We are a leading distributor of tool steels in North America, and we operate eight service centers that are strategically located in the United States and Canada to fulfill the needs of our Distribution customers. We believe our Distribution segment is differentiated from its competitors by the breadth and depth of our value-added machining services. Over 70% of the products we distribute undergo a value-added process such as cutting, milling, grinding, precision straightening, center-less grinding to exact tolerances or CNC machining to meet our customers’ specific requirements. Like our Manufacturing segment, our Distribution segment continually targets opportunities to distribute and process higher value-added metals to new end markets and new customers. An example of our implementation of this strategy was our 2010 agreement with Crucible Industries to become its exclusive North American distributor for the majority of its CPM branded products. These products are used by a large base of industrial, medical and aerospace companies in attractive, growing applications, and CPM is one of the most well-respected brands in the powder metal market. In addition, in September 2008, we acquired Specialty Steel Supply, a Houston, Texas-based distributor of nickel-based super alloys and high-end corrosion resistant alloys to gain entry into the oil and gas exploration and production market. For the fiscal year ended September 30, 2010, our Distribution segment accounted for 36% of our net sales and 21% of our operating income.

Our direct customers, which typically include forgers, machine shops and distributors, further process the specialty metals and alloys that we manufacture for ultimate use by a variety of OEMs and end users. Direct Manufacturing customers include Canton Drop Forge, Firth Rixson Limited, SIFCO Industries, Inc., Specialty Ring Products, Inc. and Wyman-Gordon Company. The end users of the specialty metals and alloys that we manufacture include AMCOM, Airbus, Augusta Engine Parts Inc., Bell Helicopter Textron Inc., Boeing, Caterpillar Inc., Central Wire, FAG Kugelfischer Georg Schaefer AG, General Electric Company, Halliburton, Kennametal Inc., Lockheed Martin Corporation, National Oilwell Varco, Newell Rubbermaid Inc., Rolls-Royce Plc, Schlumberger Ltd., SKF Group, Snecma S.A. and United Technologies Corporation. The end users of the specialty metals and alloys sold through our Distribution segment include Alcoa Inc., Cummins Inc., Eaton Corporation, General Dynamics Corporation, GKN plc, Halliburton, Timken and Weatherford International Ltd.

Business Strengths

We believe that we have the following competitive strengths:

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Extensive Product Portfolio Serving Attractive End Markets. We are one of largest manufacturers of specialty metals and alloys, producing over 350 grades of metals that are used in healthy, growing end markets such as commercial aerospace and defense, oil and gas exploration and production and power generation. We have been a supplier to the commercial aerospace industry over the last 50 years and have a leading market position supplying mission critical specialty metals for the defense industry. We have recently expanded our market position in other attractive, high-margin end markets such as oil and gas exploration and production and power generation.

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Strong Competitive Position and High Barriers to Entry. Many of our customers, OEMs and other end users in the markets we serve require us to complete rigorous qualification processes. These qualification processes are expensive both for the end user and the company seeking qualification. They often require two to three years to complete, and they require a high degree of metallurgical and technical expertise. We believe these qualifications cannot be achieved easily by new market entrants, leading to high barriers to entry. For example, we are one of only three globally qualified producers of specialty metal for the Airbus A380 landing gear. We are also the only qualified supplier of specialty metals for the solid rocket boosters used by NASA. Additionally, we have undergone numerous certification processes to be eligible to supply metals for mission critical parts to the commercial aerospace and defense markets, including ISO 9001:2000, AS9100 and the NADCAP. We also benefit from the fact that the United States military, an important end user of our specialty metals, is required by statute to maintain a preferential supplier policy for domestic manufacturers, which enhances our position with the U.S. military relative to foreign competitors.

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Value-Added Production Process. We own and operate state-of-the-art manufacturing assets that enable us to produce high value-added specialty metals and alloys. From June 2007 to March 2010, we invested approximately $60 million into our Latrobe and Franklin, Pennsylvania facilities to increase the production capacity for our highest margin products, to expand our market share, to shorten our lead times to customers and to enable us to produce new, difficult-to-produce materials such as nickel-based super alloys that earn attractive profit margins. Our new VIM furnace was placed into service in September 2008 on schedule and on budget and received the rigorous, critical end-user qualifications in 2009 that are necessary for manufacturing commercial aerospace, oil and gas exploration and production and power generation specialty metal grades. This additional capacity provides the basis for our future growth.

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Critical Technical Expertise. Our manufacturing assets are complemented by a staff of well-trained, talented and experienced engineers and metallurgists. Our engineering and metallurgical expertise enables us to design and manufacture specialty metals and alloys that meet or exceed our customers’ needs for quality, consistency and process control. Since our materials are often used in applications with no tolerance for failure, a key requirement of our customers and the end markets they serve is our ability to document each detail of our manufacturing process to demonstrate conformity to standards. These process controls are not replicated easily by new market entrants. As a result, we believe we are recognized among our customers for our ability to consistently meet or exceed their technical specifications and those of the end users in the markets we serve.

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Diversified Customer Base with Long-Standing Relationships. We believe that the high quality of our products, our high level of customer service and our ability to serve as a one-stop supplier for a wide range of products and value-added services enables us to achieve a high rate of customer retention and to win new business. We have long-standing relationships with many of our customers and have supplied our top ten Manufacturing customers (based on net sales for the last twelve months ended March 31, 2011) for over 25 years on average. We have a diversified customer base and no significant revenue concentration with any one customer. In the aggregate, our top ten customers accounted for approximately 18% of our net sales for the last twelve months ended March 31, 2011, and none of our customers accounted for more than 3.5% of our net sales during that period.

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Strong Distribution and Value-Added Services Capabilities. Through our Distribution segment, we distribute corrosion resistant steels, tool steels and powder metals and we provide rapid, on-time delivery, excellent customer service and a wide product selection. We also provide value-added processing services including cutting, grinding and CNC machining to meet our customers’ specific requirements. We believe we derive competitive benefits from our participation in both the manufacturing and distribution of specialty metals and alloys. Our manufacturing capability gives us the flexibility to source specialty metals and alloys either internally or from our broad range of global suppliers, depending on availability, and thus to adjust our mix of distribution products. In addition, the ability to source products from our Manufacturing segment allows our Distribution segment to offer our customers shorter lead times and to ensure adequate inventory levels. Similar to our efforts in our Manufacturing segment, we constantly strive to improve our product mix by distributing and processing higher value-added products.

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Seasoned Management Team and Experienced Workforce. We are led by an experienced management team whose members have an average tenure of over 15 years in the specialty metals manufacturing industry. Our senior management team has extensive experience in managing capital expenditure projects on time and on budget and was responsible for Latrobe winning the 2010 American Metal Market Steel Excellence Award for Best Operational Improvement related to the capacity expansion of our Manufacturing operations. Our current management team is largely responsible for leading our strategic transformation since 2007. Furthermore, their efforts during the economic downturn positioned us to increase market share, to profit from the current favorable market conditions and to increase operating efficiency through the implementation of continuous improvement programs. Our workforce numbered approximately 800 employees as of March 31, 2011. We are able to attract and retain qualified employees due to our reputation in the marketplace, our good standing within the communities in which we operate, our ability to continue to operate through economic cycles and the emphasis we place upon operating safety.

Business Strategy

We intend to expand our business and to increase stockholder value by pursuing the following strategies:

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Strengthen Our Existing Position in Commercial Aerospace and Defense. To strengthen our leading position within the commercial aerospace and defense industries, we intend to meet the needs of our customers by reducing lead times and supplying metals for innovative applications. We are leveraging the installation of the largest VIM capacity in North America by introducing high technology alloys that support the commercial aerospace and defense industries. These nickel-based super alloys are difficult to produce and are characterized by their high-temperature and high-strength attributes resulting from the manufacturing process path they follow. Our ability to produce these metals in large, 30-ton batch sizes allows greater responsiveness to customer needs by producing larger quantities of material with more reliable lead times. Comparatively, our competitors typically melt in batch sizes of 20 tons or less.

•

Expand to New, High-Margin Markets Through New Product Development. We plan to continue Latrobe’s long history of manufacturing innovation and to enhance our product mix by manufacturing new, complex and higher value-added specialty metals that fulfill our customers’ needs. The key aspects of this strategy include identifying new customers that are underserved, addressing end markets with attractive long-term growth dynamics and developing the required metallurgical expertise. Target markets for our product development portfolio are global oil and gas exploration and production, power generation and precision cutting applications. Since 2007, we have formed new relationships with Grupo Frisa, National Oilwell Varco, Halliburton and GE Energy, enabling us to increase significantly our exposure to these target markets. We believe the rapid industry acceptance of our recent entry into the nickel-based super alloy business demonstrates our ability to introduce new products successfully. These new metals address the most demanding applications, such as for downhole production tools in oil and gas, land-based gas turbine blades and shaft materials for power generation and commercial aerospace components. These new materials are designed to meet the needs of the largest OEMs such as GE Energy, Siemens, Airbus, Boeing, COMAC, Firth Rixson Limited and Timken Aerospace, and they demonstrate Latrobe’s commitment and ability to continue to expand its product offerings.

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Extend Participation in Global Markets. From 1995 to 2004, commercial aircraft orders from emerging markets rarely exceeded 50 planes and generally (with a few exceptions) accounted for 5% or less of Boeing’s total annual orders. However, beginning in 2005, demand from emerging market economies increased significantly, representing aircraft orders of roughly 200 planes or more and between 15% to 25% share of total global aircraft orders from Airbus and Boeing, before falling in 2008 and 2009. In 2010, emerging market demand returned to roughly 150 planes and 25% of total global aircraft orders from Airbus and Boeing. As a result of this increased demand, commercial aerospace production has begun to expand to developing nations. In anticipation of this shift, we made an initial investment in China and have begun to develop deeper customer relationships in Asia. For example, we have recently expanded our China and Asia platforms by winning key approvals for China’s COMAC C919 single aisle aircraft that enable us to supply its specialty metals. Additionally, we have extended our global reach by competing in the South Korean helicopter and fighter jet markets. During the current fiscal year, we are scheduled to open a Chinese service center that will enable us to supply existing and new aerospace customers more effectively. We are also evaluating additional global investments in Asia that would increase our service capabilities.

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Continue to Expand Critical Technical Expertise and Technology. We are expanding capacity and improving operating efficiencies through ongoing staff development and capital investments in our manufacturing facilities and equipment. To augment our metallurgical and operating expertise, we have increased the number of our metallurgists by 15% and our engineers by 14% since the prior calendar year. Since March 2007, we have increased the number of our metallurgists by 43% in conjunction with our expansion of manufacturing capacity and our business development initiatives. This has enabled us to broaden our product offerings, such as nickel-based super alloys, and to selectively forward integrate with products such as edgewire, a highly technical product used in the manufacture of industrial bandsaws. Although a substantial portion of our new production capacity will be utilized to meet the needs of current customers for our existing products, a meaningful amount of this new capacity will be available to develop and manufacture new products for new customers. As demonstrated by our recent installation of new VIM and VAR capacity, we intend to anticipate the needs of our customers by implementing new technology and capacity enhancement projects ahead of our peers.

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Maintain Financial Strength. Upon completion of this offering and the resulting reduction of our debt, we will have $             million of debt and a financial leverage ratio of less than             x, as measured by debt divided by $            million of EBITDA for the trailing twelve month period ended March 31, 2011. Additionally, upon completion of this offering, we will have $             million of excess availability under our senior secured revolving credit facility. We believe that having a strong balance sheet will give us a favorable position versus our competition, enable us to remain strong financially throughout business cycles and permit us to pursue acquisitions and fund capital expenditures that may enhance our strategic position within the industry.

Our Industry

We operate in the specialty metals and alloys sector of the steel industry, a sector that represented approximately 6% of U.S. steel shipments in 2009. We consider specialty metals and alloys to include high-performance alloys, nickel-based alloys and super alloys, high-speed and tool steels, titanium, stainless steels, electronic and thermostatic alloys and electrical steels. In contrast to high-volume carbon steel producers, manufacturers of specialty metals and alloys use highly customized equipment to produce relatively small quantities of product with specific technical and metallurgical properties designed to meet the needs of customers and their applications. Specialty metals and alloys contain a higher quantity of elements such as nickel, chromium, molybdenum, niobium, tungsten, manganese, titanium and cobalt than does basic carbon steel in order to create physical, chemical or metallurgical properties not possessed by basic carbon steel. These properties include high strength, corrosion resistance, hardness, fracture toughness and temperature resistance. Because of the critical importance of these properties to the end users of specialty metals and alloys, particularly end users employing them in commercial aerospace and defense applications with no tolerance for failure, and the inherent need for uniformity of quality, a reputation for high quality production is paramount to a specialty metal manufacturer’s success. Given the higher value added nature of specialty metals and alloys and the cost of the raw material inputs that are used in the manufacturing process for these products, specialty metals and alloys generally carry a higher selling price per pound than basic carbon steel.

The following chart shows the volume of steel shipments in the United States in 2009, including carbon steel and certain types of specialty metals and alloys, which are labeled as specialty steel.

Source: 2009 U.S. Geological Survey Iron and Steel Industry Survey and U.S. Census Bureau Annual Survey of Manufacturers.

We operate in all of the markets for specialty steel shown above.

Specialty metals and alloys are produced in a variety of forms, including sheet, strip, plate, wire, rod, bar and tubing. Specialty metals and alloys are commonly used in the manufacture of critical aerospace components and structures, military and defense products, drilling equipment, energy exploration equipment, components for land based gas turbines, power generation and distribution equipment, automotive parts, appliances, communications and electronics equipment, marine equipment, environmental equipment and medical and health equipment. Other common, lower value-added uses of specialty metals and alloys are for the manufacture of home utensils and cutlery, construction products, tools, dies and food and chemical processing equipment.

The products we manufacture and finish consist primarily of high-strength alloy steel, corrosion-resistant steel, high-temperature resistant alloys, high-performance bearing steel, high-speed steel, nickel-based super alloys, titanium and tool steel.

Our Markets

The principal markets into which we sell our products are commercial aerospace, defense, oil and gas exploration and production, power generation and industrial.

Commercial Aerospace

Growth in passenger travel

In the six months ended March 31, 2011, our net sales to the commercial aerospace market represented approximately 55% of Manufacturing net sales. We also sell to the commercial aerospace market through our Distribution segment. The commercial aerospace industry has demonstrated steady growth over the last 40 years driven by, among other factors, the emergence of an increasingly affluent middle class population who travel more frequently for business and pleasure and an increased level of demand for air travel in rapidly growing emerging regions such as Asia and the Middle East. Within the commercial aerospace industry, the primary measure of air travel volume is a metric known as RPKs which quantifies the number of kilometers flown by all paying passengers within a certain time period. RPKs have increased at a 5.0% compounded annual growth rate from 1978 to 2010, exceeding the rate of growth in global GDP of 2.8% per year during the same time period. Even in the face of significant shocks such as the September 11, 2001 terrorist attacks, the 2003 SARS epidemic in Asia and the financial crisis of 2008 to 2009 that adversely affect air travel, experience has shown such declines in RPKs to be relatively short-lived.

The graph below highlights the steady growth of RPKs over the last 32 years as well as the resiliency of the commercial aerospace business, even in the face of major systemic shocks:

Source: International Civil Aviation Organization

Air traffic volume has grown steadily for most of the last two years after a period of decline during the global financial crisis of 2008 and 2009. Passenger air traffic, as measured by RPKs, has increased on a year over year basis in every month from September 2009 to March 2011 (except April 2010 due to the Icelandic volcano eruption). Freight air traffic has also increased on a year over year basis in every month from November 2009 to April 2011, with greater than 20% increases in each month from December 2009 to July 2010. In 2010, global passenger air travel, as measured by RPKs, increased by 6.3% over 2009, while cargo traffic increased by 6.7% versus 2009.

Airbus and Boeing recorded a doubling of orders in 2010

Within the commercial aerospace industry, aircraft orders are a closely watched indicator of future demand for, among other things, specialty metals, aerospace components, structures and, ultimately, replacement parts. In 2010, new aircraft orders rebounded substantially from 2009, a year which represented the lowest level of orders since 2002. Aggregate net aircraft orders for 2010 were 1,104 planes, with aircraft orders of 574 and 530 for Airbus and Boeing, respectively. These orders represented a 146% increase over 2009 when Airbus and Boeing reported orders of 306 and 142, respectively. The table below shows Airbus and Boeing’s annual aircraft orders from 2001 to 2010.

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Airbus	260	234	254	370	1,056	791	1,341	777	306	574
Boeing	191	187	239	272	1,002	1,044	1,413	662	142	530

Total	451	421	493	642	2,058	1,835	2,754	1,439	448	1,104

Growth %		(6.7%)	17.1%	30.2%	220.6%	(10.8%)	50.1%	(47.7%)	(68.9%)	146.4%

Source: Wall Street research derived from announcements by Airbus and Boeing.

Increase in emerging market demand

The rebound in order activity during 2010 was driven by the stabilization of the world economy, an increase in the availability of aircraft financing on attractive terms and a rebound in orders from air carriers in emerging economies. From 1995 to 2004, orders from emerging markets rarely exceeded 50 planes and generally (with a few exceptions) accounted for 5% or less of Boeing’s total annual orders. However, beginning in 2005, demand from emerging market economies increased significantly, representing aircraft orders of roughly 200 planes or more and between 15% to 25% share of total global aircraft orders from Airbus and Boeing, before falling in 2008 and 2009. In 2010, emerging market demand returned to roughly 150 planes and 25% of total global aircraft orders from Airbus and Boeing. The graph below depicts the actual aircraft orders and order share from emerging market economies from 1995 to 2010.

Source: Boeing

Emerging market order activity is closely watched given the significant size of this largely untapped market. As an example, Airbus estimated in 2006 that while the average American would make 2.2 airplane trips in 2006, only one out of 44 Indians were expected to travel by airplane that year. The strength in emerging market aircraft orders appears to be continuing into 2011, as demonstrated by Airbus’s January 2011 announcement that IndiGo, an Indian-based budget airline, had placed the largest commercial aircraft order in aviation history, a $15.6 billion deal to purchase 180 planes. In China, industry analysts continue to predict that rapid urbanization and China’s ongoing investment in infrastructure will make it the largest market for commercial aircraft outside the United States, with forecasted deliveries of 4,330 new airplanes over the next 20 years valued at approximately $480 billion. These planes are expected to be needed to carry the 214 million new air travelers that the International Air Travel Association predicts China will add by the end of 2014.

Future aircraft orders are also expected to be driven by North American and European carriers’ need to replace their aging, fuel-inefficient fleets, a need that becomes a higher priority during periods of high crude oil prices and therefore high jet fuel prices. According to data from Boeing, it is estimated that approximately 13,490 airplanes will be replaced over the next 20 years due to rising fuel prices and the increasing burden of older, less efficient airplanes in circulation. At this replacement rate, 84% of the world’s fleet operating in 2029 will have been delivered after 2010, which would result in significant demand for specialty metals and alloys.

Airbus and Boeing have a substantial order backlog

As of December 31, 2010, Airbus and Boeing had a combined order backlog of 6,995 planes, representing a 1.9% increase in their backlog as measured against December 31, 2009. The backlog increase was driven by a more than doubling of orders in 2010 as compared to 2009. The order backlog for Airbus and Boeing represents over seven full years of deliveries (based upon 2010 delivery rates).

The graph below represents the historical backlog for world jet aircraft fleet:

Source: Airline Monitor and Airbus and Boeing company filings.

In response to this demand, Airbus and Boeing have announced a number of production rate increases to their supply chain that are planned to occur in 2011, 2012 and 2013. In February 2011, Airbus announced it will raise production rates for its A330 family to ten aircraft per month, up from eight aircraft per month, beginning in the second quarter of 2013 given strong market demand in the long-range, mid-size category. Additionally, in May 2011, Airbus announced that it was raising production rates for its A320 family from 36 aircraft per month to 42 aircraft per month beginning in the fourth quarter of 2012. Boeing also announced 777 program production increases in December 2010 to 8.3 aircraft per month starting in the first quarter of 2013, up from 7 aircraft per month previously, the second such production rate increase announcement in 2010. As Airbus and Boeing increase capacity and production rates, the entire aerospace supply chain, beginning with manufacturers of specialty metals and alloys, is expected to experience a significant increase in demand.

The table below represents historical and projected large commercial aircraft deliveries for Airbus and Boeing:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Airbus	434	453	483	498	506	558	610	632	608	579
Boeing	398	441	375	481	462	487	603	658	691	666

Total	832	894	858	979	968	1,045	1,213	1,290	1,299	1,245

Growth %		7.5%	(4.0%)	14.1%	(1.1%)	8.0%	16.1%	6.3%	0.7%	(4.2%)

Source: Wall Street research derived from announcements by Airbus and Boeing.

In addition to demand for new plane deliveries, it is also generally believed that the aftermarket for replacement parts will improve in 2011 as airlines begin to carry out significant maintenance that was deferred during the global financial crisis of 2008 to 2009.

Defense

In the six months ended March 31, 2011, our net sales to the defense market represented approximately 12% of Manufacturing net sales. We also sell to the defense market through our Distribution segment. We anticipate continued demand for our products due to the fact that the United States military continues to commit troops and equipment to Iraq and Afghanistan and the military’s need to rebuild its military stock to the same level of readiness prior to the initiation of conflicts in these countries. Further, the nature of these conflicts creates strong demand for helicopters, which are ideal for rapid deployment of military personnel. The specialty metals and alloys that we manufacture can be found in helicopter shafts, bearings and gearboxes, as well as in missile casings and torsion bars for Bradley Fighting Vehicles.

Congress recently approved the fiscal year 2011 defense budget of $549 billion, excluding funding for Overseas Contingency Operations (“OCO”) for Iraq and Afghanistan, which represents a 3.4% increase versus the 2010 base budget and an 85% increase over the fiscal year 2001 base budget of $297 billion. The fiscal year 2011 budget allocates $113 billion for the procurement of new equipment, a 7.7% increase over the fiscal year 2010 budget.

The graph below represents the historical and proposed DoD budget, with U.S. dollars in billions:

Source: U.S. Department of Defense

On February 14, 2011, the U.S. President released his proposed defense budget for fiscal year 2012. This plan calls for a base budget of $553 billion, representing a 0.7% increase from fiscal year 2011, and OCO funds of $118 billion, representing a 26.1% decrease from fiscal year 2011. The plan outlines a number of “efficiencies” that are expected to result in total cost savings of $178 billion, of which $100 billion will be reinvested in “high priority requirements,” including military vehicles such as Bradley Fighting Vehicles, Abrams tanks and other equipment. Even though on-the-ground personnel are declining, the military’s investment in equipment and vehicles remains steady due to the need to restock after years of fighting in the extreme physical conditions of Iraq and Afghanistan. More recently, budget cuts have been proposed by House Budget Committee Chairman Paul Ryan that call for overall spending to be limited to no more than 20% of annual GDP. Anticipated cuts related to these caps have focused primarily on non-defense spending. We cannot predict the effect that any future budget cuts could have on our business.

Oil and Gas Exploration and Production

In the six months ended March 31, 2011, our net sales to the oil and gas exploration and production markets represented approximately 3% of Manufacturing net sales. We believe the demand outlook from this end market is favorable and that demand will be driven by: (i) the incentives created for increased drilling as a result of current high oil prices; (ii) new technologies such as directional drilling and hydraulic fracturing that have improved the economics of certain fields, particularly in North American shale formations; (iii) the ability to drill in more severe and remote environments, aided by these new technologies and (iv) the concern that worldwide production could be curtailed in the future due to the ongoing political unrest in the Middle East and North Africa, causing a shift in drilling to regions such as North America.

Recovery in global oil demand

Driven by an improved global economy, the price of crude oil has increased substantially over the last two years from a low of $33.98 per barrel in February 2009 to roughly $100 per barrel in May 2011. The increase in prices has spurred increased drilling and exploration activity. The demand for oil is anticipated to remain strong over the next five years, with the Organization of Petroleum Exporting Countries projecting an increase in global oil demand from 85.5 million barrels per day (“mb/d”) in 2010 to 90.2 mb/d in 2015. This demand is expected to be driven by a rebound in U.S. consumption as industrial production picks up and by significant new demand from rapidly growing emerging economies such as China, India and Brazil. In order to meet this surge in demand, we believe significant production increases from the U.S. and Canada may be required.

The following graph shows the price per barrel of light sweet crude oil over the last two years in U.S. dollars per barrel:

Source: Bloomberg

Increased active drilling rigs and drilling activity

The recovery in oil and gas exploration and production is illustrated by the recent increase in the number of active drilling rigs in North America. Active rig counts fell substantially during the global economic recession due to the decline in oil and gas prices, with the active rig count reaching 916 rigs in July 2009. In the nearly two years since, North American rig counts have surged to 1,830 rigs as of April 29, 2011, representing an increase of 99% from July 2009. We believe that the projected increase in global drilling activity will drive demand for our products used in downhole logging tools and other oil field components. We manufacture a nickel-based super alloy commonly known as 718 that is used in these applications.

The following graph represents the historical and projected North American active rig counts:

Source: Baker Hughes, Wall Street research

Increased use of horizontal drilling and hydraulic fracturing

One of the most significant trends in the oil and gas industry in recent years has been the shift to an increased use of horizontal drilling and hydraulic fracturing. Horizontal drilling is the process of drilling a vertical well from the surface to a location just above the target oil or gas reservoir and then curving the drilling angle from a vertical plane to a plane that intersects with the reservoir at a near-horizontal angle. By increasing contact with the oil and gas formation in this way, a producer can increase the yield, or amount of oil and gas produced, it gets from a reservoir.

The shift to horizontal drilling has been accompanied by the increasing use of hydraulic fracturing techniques to extract oil and natural gas within shale formations. Hydraulic fracturing is a procedure that can increase the flow of oil or gas from a well by pumping liquids down the well into subsurface rock under high pressure. The pressure is high enough to fracture the rock and create a network of interconnected fractures that serve as channels to direct oil and natural gas to the well bore. Hydraulic fracturing combined with horizontal drilling has substantially improved the return on drilling investments in a number of the important shale formations in the United States. The Marcellus Shale, the Permian Basin and the Bakken and Eagle Ford formations are regions within the United States where oil and gas drilling activity has increased substantially due to the effectiveness of hydraulic fracturing.

The shift to horizontal drilling and hydraulic fracturing requires heavier grade equipment that is made from corrosion resistant steel, high-temperature alloys and nickel-based super alloys. These metals are critical given the corrosive sand, fluids and proppants involved in the hydraulic fracturing process. As shown by the table below, horizontal rigs represented less than 7% of the total rig count as recently as 2003. In the latest Baker Hughes rig count, dated April 29, 2011, horizontal rigs now comprise approximately 57% of all North American rigs in service.

The following graph represents drilling by well type in North America since 1991:

Source: Baker Hughes

Driven by advances in technology, drilling is also going to ever-greater well depths, the continuation of a thirty-five year trend. According to research from the EIA, the average feet drilled per well in 2009 was approximately 6,000 feet, an increase of 20% from roughly 5,000 feet as recently as 2000. Deeper well depths consume a larger quantity of downhole logging tools and equipment that are utilized in the drilling process and accordingly more specialty metals and alloys. We believe this trend will continue in the future aided by rapid improvements in technology.

The following graph shows the average feet drilled per U.S. well from 1949 to 2009:

Source: EIA

Power Generation

In the six months ended March 31, 2011, our net sales to the power generation market represented approximately 5% of net sales for the Manufacturing segment. We also sell to the power generation market through our Distribution segment.

We believe that the global growth in the construction of gas turbines, which require the use of high-temperature alloys, will continue to support the future demand for our products. Gas turbine demand is expected to increase due to the environmental and operational benefits that gas turbines provides, as well as the increasing availability of low-priced natural gas. Because natural gas produces less carbon dioxide when it is burned than does either coal or petroleum, governments implementing national or regional policies to reduce greenhouse gas emissions are encouraging the use of natural gas and potentially displacing other fossil fuels. In addition to the environmental benefits, other factors that drive the future demand for gas turbines include construction efficiencies (modular construction, fewer permit requirements than coal or nuclear, quick construction timelines and low installation costs), low operational costs after installation and public resistance to alternatives (for example nuclear power and clean coal technologies). According to the U.S. Department of Energy, gas turbines accounted for 15% of the U.S. power generation industry’s installed capacity in 1998 and are expected to account for 40% of the U.S. power generation industry’s installed capacity by 2020. Furthermore, the supply of natural gas is relatively abundant in North America and annual production is growing. The EIA expects North American natural gas production to increase from 19.2 trillion cubic feet in 2007 to 23.4 trillion cubic feet in 2035 due, in part, to the increased use of horizontal drilling and hydraulic fracturing.

The following table represents the global gas turbine market by unit shipments:

Source: GlobalData, primary interviews with industry experts

Industrial

In the six months ended March 31, 2011, our net sales to the industrial market represented approximately 20% of net sales for the Manufacturing segment. Additionally, the majority of net sales for our Distribution segment is derived from the industrial end-market. Demand for high-speed and tool steels are highly correlated to the overall health of the industrial economy. Based on several key indicators (described below) that signal the current health of the industrial economy is improving, we believe demand for our products in the industrial market will strengthen in the near term.

Industrial production

Since the beginning of the third quarter of 2009, a rise in the international demand for goods combined with the continued replenishment of inventory levels has led to a surge in manufacturing output. Over the last six quarters, industrial production has grown at an annualized average rate of 5.8% and is forecasted to grow at an annual rate of 4.6% in 2011 and 5.0% in 2012.

Capacity utilization

Capacity utilization in the United States (a key measure of manufacturing output) has recovered from a low of 67.3% in the second quarter of 2009 to 76.8% at the end of 2010, the highest level since August 2008, but remains below the 1972 to 2010 average of 80.4%. Going forward, capacity utilization is forecasted to recover moderately as industrial production continues to improve.

Manufacturers’ new orders

Manufacturers’ new orders continue to gradually recover from the low observed during the economic recession, growing at an average annual rate of 15% since the first quarter of 2009. The growth in new orders is expected to continue at a moderate pace throughout the fiscal year ended September 30, 2011 and should provide for a favorable operating environment and continued demand for our products.

Our Products

The products we manufacture, process, distribute and sell to our customers can be grouped into categories based upon similarity of chemistry. These categories are high-temperature alloys, hot and cold worked tool steels, high-speed steel, alloy steels, corrosion resistant steels, bearing steels and nickel-based super alloys.

High-temperature alloys are nickel-based alloys to which various quantities of alloying elements such as cobalt, chromium and titanium are added, giving the final product enhanced properties such as improved corrosion resistance or high tensile strength at elevated temperatures. High-speed steel, hot and cold worked tool steels, alloy steels, corrosion resistant steels, bearing steels and nickel-based super alloys are iron-based alloys to which various quantities of alloying elements are added, including nickel, molybdenum, cobalt, tungsten, vanadium, chromium and manganese. These alloy additions result in a final product with certain desirable properties that are designed to meet the application needs of our customers. These properties include high-strength, improved ductility, increased corrosion resistance and high-wear resistance. High-speed steel and tool steels are generally only air melted products. Alloy steels, corrosion resistant steel, bearing steels and high-temperature alloys are produced by either vacuum induction melting, vacuum arc remelting or both.

For the commercial aerospace and defense markets, we generally produce and sell alloy steels, corrosion resistant steels, bearing steels and high-temperature or nickel-based super alloys. All of these products are vacuum arc remelted and some of these products are also vacuum induction melted, which results in a product that is free of defects and uniform in chemistry. Within the commercial aerospace and defense markets, we sell billet, bar and coil ranging in size from under 0.2” round to 32” square to various machine shops, forge shops, distributors and OEMs.

For the industrial markets, we manufacture tool steels and high-speed steels. We sell bar and coil to these markets ranging in size from under 0.1” round to 24” round. Our Distribution segment also globally sources and distributes products such as tool steels, high-speed steels, alloys and powdered metal, each produced by other manufacturers, for use in the industrial markets. In our Distribution facilities, we further process the material to customize it to our customer’s requirements, utilizing various machining and cutting processes. The products shipped to our customers include full length mill produced bars, cut pieces ready for further processing and partially machined components. These products are sold to machine shops, other distributors and OEMs.

For the oil and gas exploration and production and power generation markets, we produce corrosion resistant steels, high-temperature or nickel-based super alloys and high-temperature alloys. Much of the corrosion resistant steels are air melted products, while the high-temperature alloys or nickel-based super alloys are generally vacuum induction melted and vacuum arc remelted. We produce cross sections of corrosion resistant alloys generally ranging from 1” rounds to 24” rounds. We produce high-temperature alloys in sizes ranging from 0.222” rounds to 12” rounds. These products are sold to machine shops, forge shops, distributors and OEMs.

Customers

Our direct Manufacturing and Distribution segment customers include forgers, machine shops and distributors who further process the specialty metals and alloys for ultimate use by a variety of OEMs and end users. Our Distribution segment also sells products directly to OEMs. We have long-standing relationships with many of our customers and have supplied our top ten customers, based on net sales for the fiscal year ended September 30, 2010, for an average of 25 years. We have a broad customer base and no significant revenue concentration with any one customer. For the last twelve months ended March 31, 2011, no customer or group of affiliated customers accounted for more than 3.5% of our net sales, and in the aggregate, our top ten customers accounted for only approximately 18% of our net sales. We have long term agreements with some of our customers, which range in duration from three to five years. Over 90% of our net sales for the fiscal year ended September 30, 2010 were to companies in the United States, with 10% to customers outside the United States.

During the fiscal year ended September 30, 2010, our Manufacturing segment sold products to over 900 customers, a majority of which manufacture components for the commercial aerospace, defense, industrial and energy markets. The top ten customers of our Manufacturing segment represented approximately 27% of the net sales for the Manufacturing segment for the last twelve months ended March 31, 2011. Direct Manufacturing customers include Canton Drop Forge, Firth Rixson Limited, SIFCO Industries, Inc., Specialty Ring Products, Inc. and Wyman-Gordon Company. The end users of the specialty metals and alloys that we manufacture include AMCOM, Agusta Engine Parts Inc., Airbus, Bell Helicopter Textron Inc., Boeing, Caterpillar Inc., Central Wire, FAG Kugelfischer Georg Schaefer AG, General Electric Company, Halliburton, Kennametal Inc., Lockheed Martin Corporation, National Oilwell Varco, Newell Rubbermaid Inc., Rolls-Royce Plc, Schlumberger Ltd., SKF Group, Snecma S.A. and United Technologies Corporation.

At September 30, 2010, our Distribution segment had over 2,100 active customer accounts, approximately 1,100 of which were added since the fiscal year ended September 30, 2008. Approximately 40% of net sales for the Distribution segment were generated by sales to other distributors and 60% by sales directly to end-user customers for the fiscal year ended September 30, 2010. New customers are identified in market segments that are not served by our retail distributor customers, in order to minimize direct competition with our distribution customers. Both the direct and the retail distributor customers of our Distribution segment are located primarily in North America, and the top ten customers of our Distribution segment represented approximately 30% of the net sales for our Distribution segment in the last twelve months ended March 31, 2011. The end users of the specialty metals and alloys sold through our Distribution segment include Alcoa Inc., Cummins Inc., Eaton Corporation, General Dynamics Corporation, GKN plc, Halliburton, Timken and Weatherford International Ltd.

Sales and Distribution

We sell our products through an integrated global sales team consisting of a 16-person, in-house sales force, including two full-time salespersons in China, and 11 exclusive sales representatives who focus on Europe, Asia and the Middle East. Our full-time sales force has an average of over 25 years of industry experience and an average of 12 years of experience with Latrobe, and our relationships with our sales representatives range from one to 25 years. Each member of our in-house sales force and each sales representative is responsible for selling the products we manufacture in our Manufacturing segment and those we distribute through our Distribution segment in one of nine assigned global territories. The products we manufacture and distribute are also sold through a network of over 400 active distributors.

An important aspect of our marketing strategy is to provide technical and performance analyses to our customers. These analyses enable us to evaluate the performance of our products in order to meet the specifications required by our customers. We believe our combination of direct sales, engineering, metallurgical testing and customer support is valued by our customers and provides an advantage over many other manufacturers of high-performance specialty metals and alloys.

Raw Materials

We consume raw materials primarily in connection with our Manufacturing operations. Our primary raw materials include molybdenum, nickel, scrap steel, cobalt, vanadium, tungsten and chromium. These raw materials are commodities that are available from a variety of sources. Molybdenum and nickel are our largest raw material costs, representing nearly half of our total raw material purchases. We have a history of strong relationships with our raw material suppliers, with over ten years of purchasing from each of our top ten suppliers.

We enter into annual supply contracts for the purchase of our primary raw materials with various suppliers in order to ensure supply. These supply contracts do not obligate us to purchase any specific quantity of raw material and do not contain fixed pricing terms. Rather, the actual monthly purchase price of the raw materials is determined based upon a negotiated formula using published commodity market prices for each raw material. We currently do not engage in price hedging for raw materials.

To offset increases in the price of raw materials, our customer agreements generally contain a raw material surcharge mechanism that allows us to pass along to our customers fluctuations in the price of raw materials. When we ship an order to a customer, we calculate the surcharge based on the average price of raw materials for the three months prior to the month preceding shipment. The prices used for each raw material are based upon published commodity market prices for each of the raw materials for the months included in the calculation. Therefore, to the extent that the price of raw materials declines from the date of purchase of raw materials to the date we ship finished products to our customers, our raw materials surcharge may not fully compensate us for our actual raw material cost.

In addition to raw materials, our Manufacturing process consumes large amounts of electricity and natural gas at our Latrobe, PA facility. We currently satisfy the electrical needs of our Latrobe facility by purchasing electricity under a fixed rate cap agreement, which will expire in December 2013, at which time we will be subject to market pricing unless we negotiate a new agreement. With respect to natural gas, we have long-term delivery contracts for our Latrobe facility that will expire in March 31, 2012. These natural gas contracts do not obligate us to purchase a specific quantity but contain an indexed pricing mechanism. As of March 31, 2011, approximately 30% of our planned consumption for the next six months is covered under natural gas contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Risk.” Additionally, in order to offset increases in the price of natural gas, we have a pricing policy with our customers that allows us to collect a surcharge for natural gas costs. Historically, we have been adequately supplied with electricity and natural gas.

Manufacturing Process

Our manufacturing process incorporates equipment that is different from that used in the carbon steel industry. This highly specialized equipment is designed to manufacture products meeting the specifications of the end markets we serve and to produce efficiently a variety of grades of specialty metals and alloys for our end markets. The key steps in our manufacturing process are shown in the diagram described below.

Melting

The manufacturing process starts in our Latrobe facility at the melt shop where we melt scrap steel in a 35-ton electric arc furnace (“EAF”). In the EAF, heat is generated from electricity that arcs from graphite electrodes creating a high-temperature plasma that melts the scrap metal. The melted scrap metal mixture is carefully controlled and blended to maximize the utilization of the alloying elements present in the scrap.

The liquid metal is then transferred to an argon oxygen decarburization (“AOD”) furnace. The AOD furnace utilizes a mixture of oxygen, argon and nitrogen to heat and refine the liquid metal. In the AOD furnace, the liquid metal is carefully modified to meet the desired final chemistry required by our customers. During this process, alloys are added and elements such as carbon and sulfur are reduced. The amount of each alloying element added to the mixture is determined by our proprietary computer model, which was developed in-house and designed to provide the most cost effective composition elements for each particular product manufactured. The result is a very tightly controlled combination of metal and alloying elements with minimal variation from one batch to the next.

At the conclusion of the AOD process, the liquid metal is poured into ingot molds. The mold size varies depending upon the grade and final size requirements of the customer. The high-speed steel and tool steel ingots undergo a forging process while the ingots produced for commercial aerospace and defense applications are generally transferred to the VAR facility for further refining.

Prior to the transfer to the VAR facility, an additional step is needed for the most demanding aerospace applications such as jet engine bearing steels and helicopter transmission, rotor and shaft materials. The specialty metals and alloys for these applications are melted in our two VIM furnaces, which are two of the largest such furnaces operating in the world. Processing in the VIM furnace further reduces the gas and inclusion content of the specialty metals and alloys through carefully controlled melting under vacuum conditions, a process that has been refined over a period of 50 years.

After the VIM process, if applicable, our products are transferred to our VAR facility, which includes 17 VAR furnaces, four of which are among the largest in the world. The additional refining for aerospace applications produces specialty metals and alloys that are very homogenous and possess low gas content and minimal inclusions, thereby enhancing the strength, ductility and fracture toughness of the specialty metals and alloys. These qualities are critical for aerospace applications such as landing gear, flaptracks and space vehicle booster rockets.

Forging and Rolling

Once the melting operations are completed, all of the specialty metals and alloys that we produce are forged or rolled as needed to make the size and shape desired by the customer. Our forging operations include a 3,250-ton open die press capable of forging specialty metals and alloys large enough to manufacture landing gear for the largest commercial aircraft, as well as a high-speed, fully-automated rotary forging machine. Both our melting and forging operations incorporate tightly controlled heating and cooling processes, along with precise forging software programs to optimize the final properties of our specialty metals and alloys products. Our operations also include a continuous rolling mill that we use to roll the metals and alloys we produce into bars and coils of specified dimensions.

Finishing

Once forged or rolled, a significant amount of the specialty metals and alloys we produce are finished at our machining facility in Franklin, Pennsylvania. Our other operations in Latrobe, Pennsylvania and Wauseon, Ohio finish products that require milling, drawing, cutting and ultrasonic testing. The result of these processes is that we are able to produce products in a wide range of sizes and shapes that satisfy customer requirements.

Metallurgical Testing

Incorporated into the production of all our specialty metals and alloys is metallurgical testing to ensure that the quality of our specialty metals and alloys meets the customer and end user specifications. A high percentage of our specialty metals and alloys is also subjected to non-destructive testing to verify the internal soundness of the material. Much of this testing is mandated by the end user’s specifications and is incorporated into the certification we supply to our customers.

Technical Expertise and Process Quality Control

We have developed extensive technical engineering and metallurgical expertise in the production of specialty metals and alloys during the 98 years of participation in the specialty metals and alloys industry and during our 53 years of producing specialty metals and alloys for the commercial aerospace market. We have a staff of highly-trained and experienced scientists, engineers and metallurgists who provide our customers with technical support and perform metallurgical, chemical and non-destructive testing and certifications. Our technical engineering and metallurgical expertise enables us to design, manufacture and deliver specialty metals and alloys that meet or exceed our customers’ requirements for high quality and consistency.

We are constantly looking for new and innovative material solutions for our customers. Our research and development efforts are a collaboration between our internal metallurgical engineering team and QuesTek Innovations LLC (“QuesTek”), an Illinois-based company that focuses on designing and developing new materials for a variety of applications. We work with QuesTek to develop and market new materials, and we license some of QuesTek’s existing technology. We have two development and four license agreements with QuesTek for a variety of products. These licenses may be terminated by either party for convenience upon 180 days notice. Our collaboration with QuesTek allows us to save on research and development and related costs while allowing us to benefit from the development of new technology. We have been working closely with QuesTek to develop and market new materials for our military and commercial aerospace customers. The commercially-available alloys we license from QuesTek include Ferrium® S53®, Ferrium M54™, Ferrium C61™ and Ferrium C64™, some of which are exclusive licenses.

In addition to our technical engineering and metallurgical expertise, we maintain stringent process quality control. We are required to undergo qualification processes by many of our customers and the end users in the markets we serve in order to supply the specialty metals and alloys used in their demanding applications. These qualification processes are expensive, both for the end user and the company seeking qualification, they often require two to three years to complete, and they require a high degree of metallurgical and technical expertise. For example, we are one of only two globally qualified producers of specialty metals and alloys for Airbus A380 landing gear. Additionally, we have undergone several certification processes to be eligible to supply specialty metals and alloys for mission critical parts to the commercial aerospace and defense markets, including ISO 9001:2008, AS9100 and NADCAP, which promulgates standards for certain steel products ultimately supplied to major aerospace end users. Both the certifications and end-user qualifications require us to document each step of our manufacturing process to demonstrate conformity to standards and to process control. This documentation process is extensive and difficult to replicate, and it serves as an important barrier to entry versus companies such as ours that are already qualified and certified.

Intellectual Property

We own or license a number of patents, trademarks, service marks and other intellectual property rights that relate to our products and services. Our intellectual property includes ten U.S. issued patents, 11 foreign issued patents, five foreign patent applications, a number of registered trademarks, including a registered trademark on our corporate logo, domain names and our unregistered trademarks “Latrobe Steel” and “Specialty Steel Supply.”

Backlog

We define backlog as firm commitments from customers for delivery of product. Our backlog as of April 25, 2011, which pertains solely to our Manufacturing segment, represents approximately $186.3 million in future net sales, a 68% increase when compared to our backlog as of September 30, 2010, representing approximately $110.7 million in future net sales. Approximately 85% of our backlog is expected to be shipped to our customers in the next six months. The commitments in our backlog are subject to price adjustments based on raw material surcharges. The backlog figures do not reflect that portion of our business conducted on a spot basis.

Distribution Operations

As a master distributor of specialty metals and alloys, we provide a broad product offering, global sourcing capabilities, value-added services, an extensive distribution network and a track record of high rates of on-time delivery. Our Distribution segment offers an extensive range of specialty metals and alloys in a variety of grades, shapes and sizes, including approximately 120 grades of tool steel, high-speed steel, stainless steel, nickel alloy and powder metals. In each product category, we strive to maintain long-term supplier relationships that give us the most favorable lead times, product availability and price. While we have the ability to purchase from a number of suppliers, we concentrate our Distribution segment purchases with a few select suppliers, which allows us to negotiate favorable pricing, terms and purchasing programs. We employ a global sourcing strategy that enables us to sell directly to hundreds of customers in the extrusion, machine knife, gear, bearing, roll form, oil and gas drilling, wheel mold and punch end markets through exclusive and semi-exclusive sales agreements.

We also offer a variety of value-added finishing services to our distribution customers. These services include saw cutting, grinding, trepanning, lathe turning and CNC machining. To provide these services, we operate 88 saws, five plate grinders and five CNC machines, as well as various other tools. We believe that our machining capacity and the complexity of our value-added processing operations are superior to that of most of our competitors. These capabilities enable us to offer our customers a wide range of services with short order lead times. Over 70% of the products we distribute undergo a value-added process.

We operate eight service centers that are located close to our customers’ locations in the United States and Canada. This enables us to provide next day delivery to over 90% of our customers who do not require processing services. For customers requiring processing services, orders generally ship in 48 to 96 hours. Our Distribution segment’s customer base has expanded significantly over the past five years as a result of adding new products and services. Approximately 1,600 new customer accounts were added since the fiscal year ended September 30, 2008, reaching over 2,500 active customers at September 30, 2010.

Competition

The markets for our products and services in each of our Manufacturing and Distribution segments are highly competitive, and we face competition from both domestic and foreign companies. We compete with many manufacturers and distributors who, depending on the product involved, range from large diversified enterprises to smaller companies specializing in particular products. Factors that affect our competitive position include the quality of our products, our service and delivery capabilities, our ability to produce specialty materials in marketable alloys and product forms, our technological capabilities, our marketing strategies and the prices for our products and services.

Our Manufacturing segment currently has a number of major competitors in each of the product segments it serves. Our Manufacturing segment competes based on lead times, product quality, customer service, on-time delivery and technological innovation. Our Distribution segment competes across four major high-speed and tool steel product platforms: round, plate, sheet and powder. Our Distribution segment distinguishes itself from its competitors by providing short lead times, on-time delivery rates and extensive processing capabilities, including cutting bar from plate, a capability most of our competitors lack. As a result, we enjoy strong demand for our cutting services from small to medium sized distributors that lack in-house plate saws and larger distributors that need to supplement their existing capabilities. The major competitors of our Manufacturing and Distribution segments and the end markets in which we compete are shown in the table below.

Competitors	Aerospace/Defense	Industrial	Energy(1)
Allegheny Technologies Inc.	Manufacturing		Manufacturing
Aubert & Duval	Manufacturing
Boehler-Uddeholm AG	Manufacturing	Manufacturing and Distribution	Manufacturing
Carpenter Technology Corp.	Manufacturing	Distribution	Manufacturing
Electralloy, G.O. Carlson Inc.	Manufacturing		Manufacturing
Ellwood Group Investment Corp.	Manufacturing	Distribution
Erasteel S.A.S.		Manufacturing and Distribution
Gloria Material Technology Corp.	Manufacturing	Manufacturing	Manufacturing
Precision-Marshall Steel Company		Distribution
Republic Special Metals	Manufacturing
SB Specialty Metals		Distribution
Schmolz + Bickenbach AG		Distribution
Tata Specialty Steels (formerly Corus Engineering Steels)	Manufacturing
ThyssenKrupp AG	Manufacturing	Manufacturing
Universal Stainless & Alloy Products, Inc.	Manufacturing	Manufacturing	Manufacturing
Valbruna Stainless	Manufacturing		Manufacturing

(1)	Represents the oil and gas exploration and production and power generation end markets.

We may face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for our products. We also believe that we will face increased competition from non-U.S. entities, especially from competitors located in Eastern Europe and Asia.

Employees

As of March 31, 2011, we employed over 800 salaried and hourly employees worldwide. The majority of our non-management employees are covered by collective bargaining agreements. Approximately 360 employees at our Latrobe, Pennsylvania manufacturing facility are members of the USWA, with another three employees at our Detroit, Michigan warehouse belonging to the Teamsters. Our current collective bargaining agreement with the USWA expires August 1, 2013, and our current collective bargaining agreement with the Teamsters expires March 31, 2014. Beginning on May 1, 2011, our collective bargaining agreement with the USWA allows employees to renegotiate wages set by the collective bargaining agreement. If an agreement is not reached, the USWA workers have a limited right to engage in a strike beginning on August 1, 2011. We expect that negotiations with the USWA will begin in July 2011. We believe that we have good relations with the USWA, the Teamsters and our labor force. However, there can be no assurance that the renegotiation of the USWA or Teamsters collective bargaining agreements will not lead to a labor stoppage, which could have a negative effect on earnings.

Properties

Our headquarters are located in Latrobe, Pennsylvania. The chart below shows the location, ownership status, size and activities of our properties as of March 31, 2011.

Location	Owned / Leased			Activities
			Square Footage
Manufacturing:
Latrobe, PA	Owned		1,075,254	Corporate and Manufacturing segment headquarters; melting, forging, rolling, finishing, thermal treating and metallurgical testing
Franklin, PA	Owned		131,585	Finishing/warehouse
Wauseon, OH	Owned		86,260	Finishing/warehouse
Sheffield, U.K.	Leased		50,000	Warehouse
Ludwigshafen, Germany	Leased	(1)		Warehouse

Distribution:
Vienna, OH	Leased		183,543	Distribution segment headquarters; service center
White House, TN	Owned		90,000	Service center
Detroit, MI	Leased		22,477	Service center; warehouse and offices
Chicago, IL	Leased		33,960	Service center; warehouse
Northborough, MA	Owned		60,000	Service center; warehouse
Marlborough, MA	Leased		2,000	Office space
Pinehurst, TX	Leased		42,000	Oil and gas distribution headquarters, service center
Prichard, AL	Leased		21,000	Service center
Blenheim, Ontario, Canada	Leased		25,000	Service center; warehouse and offices

(1)	Represents shared warehouse space with a customer location.

Environmental Matters

Our business is subject to numerous federal, state and local laws and regulations relating to the protection of the environment and worker safety. Environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. Worker safety laws include the Occupational Safety and Health Act. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These laws and regulations could result in substantially increased capital, operating and compliance costs. We had no capital expenditures for environmental matters for the fiscal years ended September 30, 2010 and 2009.

Safety and Health Matters

We aim to achieve excellent safety and health performance. We measure our success in this area primarily through the use of accident frequency rates administered by the Occupational Safety and Health Administration (“OSHA”). We believe that a superior safety record is inherently tied to achieving our productivity and financial goals. We seek to implement this goal by:

•	training employees in safe work practices;

•	encouraging an atmosphere of open communications;

•	involving employees in establishing safety standards; and

•	recording, reporting and investigating all accidents to avoid reoccurrence.

Over the last ten years, we have significantly reduced our OSHA recordable injury rates to levels that are at or below the norms for our industry.

Legal Proceedings

From time to time, we are party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Executive Officers:
B. Christopher DiSantis	40	Director, President and Chief Executive Officer
Dale B. Mikus	47	Vice President and Chief Financial Officer
Daniel G. Hennessy	52	Executive Vice President
David A. Murray	60	Senior Vice President and General Manager, Distribution
Mark T. Weberding	49	Vice President, Marketing and Sales
Dudley J. Merchant	56	Vice President, Business Development

Non-Employee Directors:
Robert W. Ackerman	72	Director
Thomas O. Hicks	65	Director
Steven E. Karol	57	Director
Robert M. Swartz	59	Director

The following are biographical summaries, including experience, of those individuals who serve as our executive officers:

B. Christopher DiSantis has served as our President and Chief Executive Officer since January 2011 and was appointed to our board of directors in May 2011. Prior to joining us, Mr. DiSantis was President and Chief Operating Officer of Hawk Corporation, formerly a publicly traded specialized components manufacturer, until December 2010. Mr. DiSantis joined Hawk Corporation in 2000 and served as the president of every division of Hawk Corporation during his tenure, including: Wellman Products Group, which manufactures friction braking solutions for OEMs and for sale in the aftermarket; Hawk Motors, which manufactures electrical motor components; Hawk Precision Components, which manufactures powder metal parts; and Hawk Racing Group, which manufactures driveline and braking components for the racing market. Mr. DiSantis began his career at BT Investment Partners Inc. (“BT”), the private equity arm of Bankers Trust, in 1993. In 1995, Mr. DiSantis joined Acutus Gladwin Corporation, a BT portfolio company and a leading steel continuous casting service and engineering firm located in Pittsburgh, Pennsylvania. Mr. DiSantis graduated summa cum laude from Dartmouth College in 1993 with a bachelor’s degree in mathematics and economics. In 2009, Crain’s Cleveland Business named him to its Forty Under 40 Class of 2009. Mr. DiSantis was selected to our board of directors because of his business experience with manufacturing companies and track record of leadership.

Dale B. Mikus has served as our Vice President and Chief Financial Officer since June 2007. Prior to joining us, Mr. Mikus served as Vice President and Chief Financial Officer of Copperweld Corporation, a carbon and alloy steel tube and pipe manufacturer, from December 2003 to October 2005. From October 2005 to June 2007, Mr. Mikus pursued personal interests. Prior to joining Copperweld, Mr. Mikus worked for oil field services companies Dresser Industries, Inc., Dresser Equipment Group Inc., Halliburton Company and Dresser, Inc. in various executive management positions from April 1997 to October 2003, including Assistant Controller—Manager—Corporate Accounting, Vice President—Finance and Chief Accounting Officer and Vice President—Chief Financial Officer. Prior to the various executive management positions he held from April 1997 to October 2003, Mr. Mikus was Director of Audit and Business Advisory Services for PricewaterhouseCoopers, focusing on the manufacturing and metals industries. Mr. Mikus graduated from Robert Morris University in 1985 with a bachelor’s in science degree in business administration and accounting. He is a certified public accountant in Pennsylvania and Texas.

Daniel G. Hennessy has served as our Executive Vice President since September 2010. Prior to that, Mr. Hennessy was Senior Vice President—Manufacturing Division and Vice President—Manufacturing since

January 2001. Prior to the sale of Latrobe to the Timken Company, Mr. Hennessy was with the Timken Company, a steel manufacturer, which he joined in 1982. Mr. Hennessy transferred to its Latrobe division in 1989. During his tenure at the Timken Company and its Latrobe division, he held several positions in research, manufacturing, quality management and marketing, including process metallurgist, Business Manager—Aerospace Steel and General Manager—Primary Operations and Technology. Mr. Hennessy graduated from Rensselaer Polytechnic Institute with a bachelor’s and master’s degrees in materials engineering and attended an executive program at Carnegie Mellon University.

David A. Murray has served as our Senior Vice President and General Manager, Distribution since May 2001. Mr. Murray joined us in 1996 when we acquired Houghton & Richards, Inc. Mr. Murray started with Houghton & Richards, Inc. in 1989 and held several positions in purchasing and sales. In 2001, Mr. Murray was promoted to Vice President and General Manager of Distribution. Prior to joining Houghton & Richards, Inc., Mr. Murray spent four years as the Supervisor of Purchasing at MicroWave Associates, Inc., a government defense company that manufactures missile guidance systems. He also worked for six years at Simonds Industries Inc. as a purchasing agent for tool steel knife products. Mr. Murray graduated from Fitchburg State College with a master’s degree in English.

Mark T. Weberding has served as our Vice President, Marketing & Sales since 2005. Prior to that, Mr. Weberding joined the Timken Company in 1985 as a research engineer specializing in fracture mechanics and hot work deformation for structural and corrosion resistant alloys. In 1992, Mr. Weberding was promoted to Manager—Tool Steel Technology, and in 1994, he was promoted to Business Manager—Tool Steels. In 1998, Mr. Weberding was named the Business Manager—Vacuum Melted Alloys. Mr. Weberding graduated from the University of Cincinnati with a bachelor’s degree in metallurgy.

Dudley J. Merchant has served as our Vice President, Business Development since September 2007. In this role, Mr. Merchant is responsible for the commercialization of a number of new initiatives designed to expand our manufacturing operations to serve new products, such as nickel based super alloys, and new end markets, such as oil and gas exploration and production and power generation. Prior to joining us, Mr. Merchant was Vice President Commercial for Theis Precision Steel Corporation from June 2006 to September 2007. Prior to joining Theis, Mr. Merchant held the position of Vice President of Sales and Marketing for Universal Stainless & Alloy Products, Inc. (“Universal Stainless”) from January 2004 to March 2006. During his tenure at Universal Stainless, Merchant actively led the stainless long products industry implementation of surcharge formulas that allowed the full recovery of costs. Prior to Universal Stainless, Mr. Merchant held management positions with ATI Allegheny Ludlum Steel Corporation and Industrial Steel and Wire Company. Mr. Merchant graduated from Hampshire College with a bachelor’s degree in English, and completed graduate work at Yale University.

The following are biographical summaries, including experience, of those individuals who serve as our directors:

Robert W. Ackerman was appointed to our board of directors in May 2011. He has been a partner at Watermill Group since 2000. Prior to that he was President and CEO of Sheffield Steel Corporation, a mini-mill steel manufacturer, President and CEO of Lincoln Pulp & Paper Corporation, an integrated producer of pulp, paper and tissue products and President of Premoid Corporation, a specialty paper manufacturer. Mr. Ackerman served as President and CEO of Sheffield Steel Corporation until 1999 and served as Chairman and CEO until 2000. Sheffield Steel Corporation filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on or about December 7, 2001. He was on the faculty of The Harvard Business School from 1968 to 1974 and again from 1986 to 1988. Mr. Ackerman was Chairman of The Steel Manufacturers Association from 1998 to 2000, representing the North American electric steel producers. He is a director and chairman of the audit committee of WGI Heavy Minerals, Inc. and a director of LiteControl Corporation. In addition, Mr. Ackerman has been chairman of the Massachusetts chapter of The Nature Conservancy and is now a Trustee and Treasurer of The New England Forestry Foundation and Chairman of Investments at First Church in Cambridge. Mr. Ackerman has DBA and MBA degrees from The Harvard Business School and a BS from Yale University where he was elected to Tau Beta Pi. He has authored several books and is a CPA. Mr. Ackerman was selected to our board of directors because of his extensive experience with manufacturing companies and management expertise.

Thomas O. Hicks has been a member of our board of directors since our inception. Since 2005, Mr. Hicks has served as the founder, chairman and CEO of Hicks Equity Partners LLC, a Dallas, Texas based private equity firm that invests in middle market companies with enterprise values of $50 million to $200 million. In addition to Latrobe, Hicks Equity Partners’ other private equity investments include: Ocular LCD, Inc., a designer, manufacturer and marketer of high-performance liquid crystal displays, modules and systems; Grupo Pilar, an animal feed and pet food company in Argentina; and Anvita Health, a provider of decision support systems for healthcare professionals. A sale of Major League Baseball’s Texas Rangers, formerly held by Mr. Hicks and his affiliates, was completed in August 2010 through a court-supervised auction process under Chapter 11 of the U.S. Bankruptcy Code. In September 2007, Mr. Hicks founded and served as Chairman of Hicks Acquisition Company I, Inc., a $552 million special purpose acquisition company (“SPAC”) which completed a merger with Resolute Natural Resources on September 25, 2009 to form Resolute Energy Corporation, which is listed on the NYSE under the ticker symbol “REN.” Based on the success of this transaction, in October 2010, Mr. Hicks founded Hicks Acquisition Company II, Inc., a $150 million SPAC that has 21 months from the date of its initial public offering to consummate an acquisition. Mr. Hicks co-founded Hicks, Muse, Tate & Furst, a nationally prominent private equity firm in the United States that specialized in middle market private equity investments, and served as chairman from 1989 through 2004. During Mr. Hicks’ tenure, Hicks Muse raised over $12 billion of private equity funds and consummated over $50 billion of acquisitions, making it one of the most active private investment firms in the country. Mr. Hicks also co-founded and served as co-chief executive officer of the leveraged buyout firm, Hicks & Haas, from 1984 until 1989. Mr. Hicks received a Master of Business Administration degree from the University of Southern California in 1970 and a Bachelor of Business Administration degree from the University of Texas in 1968. Mr. Hicks was selected to serve on our board of directors because of his extensive business experience with both public and private companies.

Steven E. Karol has been a member of our board of directors since our inception. Mr. Karol is Managing Partner and founder of Watermill Group, a strategy driven private investment firm. Since 1978, Mr. Karol has served as Chairman of the Board and CEO of HMK Enterprises, a privately held investment company specializing in strategic and operational management. Other current Watermill Group investments include C&M Corporation, a vertically integrated cable manufacturer, FutureMark Paper Company, a North American environmental paper manufacturer, and MultiLayer Coating Technologies, a contract manufacturer of high precision roll-to-roll coating of flexible substrates. Mr. Karol is currently a member of the Board of advisors of J. Walter Company. He has also served as Chairman of the Board at Mooney Aircraft Company, Director and Chairman of the audit committee at StockerYale, and as a Director for Jeepers! Inc., Intelligent Energy Limited and Inter-Tel Corp. Mr. Karol is currently a member of World President’s Organization (WPO) and has served as a member of the leadership team for the Young President’s Organization (YPO). While with YPO, Mr. Karol served on the International Board of Directors (1991- 2001), Chairman of Strategic Planning (1993 – 1996), and as International President (1999 to 2001). He is Chairman of the Overseers for the School of Engineering of Tufts University and recent recipient of the 2009 Tufts Distinguished Service Award. He is also Chairman of the Board of Trustees of Vermont Academy, and a Director Emeritus of the Brain Tumor Society. Mr. Karol served as President and CEO of Sheffield Steel Corporation from 2000 to 2002, which filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on or about December 7, 2001. Mr. Karol is a co-founder and President of the Herbert M. Karol Cancer Foundation. He formerly served as a member of the Board of the Boston Symphony Orchestra and as a Trustee and member of the Executive Committee of the Boston Ballet. Mr. Karol received his B.S. at Tufts University, and he is a graduate of the Presidents’ Program on Leadership (PPL) at Harvard Business School. Mr. Karol was selected to serve on our board of directors because of his extensive business experiences with both public and private companies.

Robert M. Swartz was appointed to our board of directors in May 2011. Effective January 1, 2011, Mr. Swartz became Executive Vice President and Chief Operating Officer of Glazer’s Distributors Inc. He was previously Managing Director and Partner of Hicks Equity Partners LLC from July 2007 to January 2011. He was Chief Executive Officer of Hicks Acquisition Company II, Inc. from September 2010 to December 2010. He was a Senior Vice President of Hicks Acquisition Company I, Inc. from September 2007 until September 2009. Mr. Swartz was elected to the Board of Directors of Resolute Energy Corporation in September 2009. Mr. Swartz has been a member of the Audit Committee for Resolute Energy Corporation since September 25, 2009, and was also a member of the Compensation and Corporate Governance/Nominating Committees for Resolute Energy Corporation between September 25, 2009 and December 15, 2009. Resolute Energy Corporation is listed on the

NYSE under the ticker symbol “REN.” From 1999 until 2007, Mr. Swartz served in various positions at Centex Corporation, a home building company, serving as Senior Vice President of Strategic Planning and Mergers and Acquisitions from 1999 to 2000, and serving as Chairman and Chief Executive Officer of Centex HomeTeam Services from 2000 to 2007. Mr. Swartz is on the Board of Directors of Anvita, Inc. and Ocular LCD, Inc., both portfolio companies of Hicks Equity Partners. Mr. Swartz received a Bachelor’s of Science degree in accounting from the State University of New York in Albany in 1973 and a Master of Business Administration degree in finance from New Hampshire College in 1976. Mr. Swartz is a certified public accountant. Mr. Swartz was selected to serve on our board of directors because of his experience and expertise in operations, mergers and acquisitions, finance, accounting and management.

Board of Directors

Our board of directors is currently composed of five directors. Upon the completion of this offering, we will amend and restate our current certificate of incorporation and file such amended and restated certificate of incorporation with the State of Delaware. Pursuant to such amended and restated certificate of incorporation, our board of directors will consist of at least six directors. A majority of directors will constitute a quorum for board meetings. The convening of a special meeting will be subject to advance written notice to all directors.

In general, the NYSE’s Listed Company Manual requires that a NYSE listed company have a majority of independent directors on its board of directors. We intend to comply with the requirements of NYSE’s Listed Company Manual by appointing the required number of independent directors prior to becoming a NYSE listed company.

Committees of the Board

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors. Upon completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon completion of this offering, the audit committee of our board of directors will be responsible for overseeing management and our independent auditor, financial reporting practices, internal controls, risk management and legal and ethical compliance. The audit committee will consist of Messrs.             ,              and             . Mr.                      will be the chair of our audit committee. The board of directors will determine that Messrs.             and              qualify as an audit committee financial experts as defined in Item 401(h) of Regulation S-K. We expect that the board of directors will determine that all members of the audit committee are independent as independence is defined in the Exchange Act and under the NYSE Listed Company Manual.

The principal duties of the audit committee will be:

•	to monitor our financial reporting process and internal control system;

•	to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon the completion of this offering, the compensation committee will support our board of directors by overseeing management and director compensation policies and practices. Our compensation committee will

consist of Messrs.             ,              and             . Mr.                      will be the chairman of the compensation committee. We expect that the board of directors will determine that all members of the compensation committee are independent as independence is defined in the Exchange Act and under the NYSE Listed Company Manual. The principal duties of the compensation committee will be:

•

to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and approve the compensation of our chief executive officer and the other executive officers; and

•	to provide oversight concerning the compensation of our chief executive officer, succession planning, performance of the chief executive officer and related matters.

Nominating and Corporate Governance Committee

Upon the completion of this offering, the nominating and corporate governance committee will assist our board of directors in determining individuals qualified to serve as directors and overseeing, implementing and reviewing our overall corporate governance. Our nominating and corporate governance committee will consist of Messrs.             ,              and             . Mr.                      will be the chairman of the nominating and corporate governance committee. We expect that the board of directors will determine that all members of the nominating and corporate governance committee are independent as independence is defined in the Exchange Act and under the NYSE Listed Company Manual. The principal duties of the nominating and corporate governance committee are:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee is an executive officer. During the year ended September 30, 2010, our compensation committee consisted of Steven E. Karol. Mr. Karol is Managing Partner of Watermill. Watermill provides us with advisory services pursuant to its monitoring and oversight agreement and has entered into other transactions with us. See “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. The Code of Business Conduct and Ethics will be designed to affirm our high standards of business conduct and to emphasize the importance of integrity and honesty in the conduct of our business. We believe that the ethical foundations outlined in our corporate governance principles and the code are critical to our ongoing success.

Upon the effectiveness of the registration statement of which this prospectus is a part, the full text of our Code of Business Conduct and Ethics will be posted on our website at www.latrobemetals.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, at the same location on our website identified above and also in future public filings. The information contained on our website is not part of this prospectus.

Indemnification

We maintain directors’ and officers’ liability insurance. Our certificate of incorporation and by-laws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. See “Description of Capital Stock—Liability and Indemnification of Officers and Directors” for further information.

EXECUTIVE AND DIRECTOR COMPENSATION

The following compensation discussion and analysis contains statements regarding future individual and company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion and Analysis

Named Executive Officers

This section discusses the material elements of compensation awarded to, earned by or paid to our chief executive officer, our chief financial officer and our four other most highly compensated executive officers. These individuals are referred to in this analysis as the “named executive officers.” For the fiscal year ended September 30, 2010, we operated without a president and chief executive officer for the majority of the period due to the resignation of our former President and Chief Executive Officer.

For the fiscal year ended September 30, 2010, our named executive officers were:

•	Hans J. Sack, President and Chief Executive Officer, for a portion of the fiscal year ended September 30, 2010;

•	Dale B. Mikus, Vice President and Chief Financial Officer;

•	Daniel G. Hennessy, Executive Vice President;

•	David A. Murray, Senior Vice President and General Manager, Distribution;

•	Dudley J. Merchant, Vice President, Business Development; and

•	Mark T. Weberding, Vice President, Marketing & Sales.

On December 31, 2009, Hans J. Sack resigned as our President and Chief Executive Officer. For the balance of the fiscal year ended September 30, 2010, we were led by a five person Management Operating Committee that consisted of Messrs. Hennessy, Mikus, Murray, Merchant and Weberding and reported to Messrs. Hicks and Karol. Effective January 17, 2011, B. Christopher DiSantis was hired as our President and Chief Executive Officer.

Evolution of our Compensation Approach

Our compensation approach is necessarily tied to our stage of development. Historically, our board of directors approved the compensation of our named executive officers in reliance on the recommendations of our compensation committee. Our compensation committee consisted of Steven E. Karol from our board of directors. Upon consummation of this offering, our compensation committee will consist of Messrs.             ,              and             . Mr.                      will be the chairman of the compensation committee.

Our compensation committee reviews and approves the compensation of our named executive officers and oversees and administers our executive compensation programs and initiatives. We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Objectives and Overview of our Executive Compensation Program

We have sought to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our named executive officers.

The objectives of our executive compensation program are:

•	to provide competitive compensation packages to attract and retain superior executive talent;

•	to motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	to reward successful performance by the executive and the company by linking a significant portion of compensation to our financial and business results;

•	to ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	to further align the interests of executive officers with those of our stockholders by providing long-term equity compensation and meaningful equity ownership.

The compensation committee is committed to a strong, positive link between our overall company objectives and our compensation practices. Our compensation philosophy allows for flexibility in establishing executive compensation based on an evaluation of information prepared by management or other advisors and other objective and subjective considerations deemed appropriate by the compensation committee. This flexibility is important to ensure our compensation programs are competitive and that our compensation decisions appropriately reflect the unique contributions and characteristics of our executive officers.

After the consummation of this offering, our compensation committee will review annually each named executive officer’s performance. In consideration of the objectives described above and the principles described below, the compensation committee will approve for each executive officer the appropriate base salary, cash performance awards and grants of long-term equity incentive awards. The compensation committee may retain the services of independent compensation consultants to assist in its strategic review of programs and arrangements relating to executive compensation and performance.

In determining the compensation of our named executive officers, we are guided by the following key principles:

•	Competition. Compensation should reflect the competitive marketplace in order to retain, attract and motivate talented executives.

•

Accountability for Business Performance. Compensation should be tied to our financial performance to hold executives accountable for their contributions to our performance as a whole through the performance of aspects of our business for which they are responsible.

•

Accountability for Individual Performance. Compensation should be tied to the individual’s performance to encourage and reflect individual contributions to our performance. We consider individual performance as well as the performance of the businesses and responsibility areas that an individual oversees, and we weigh these factors as we consider appropriate in assessing a particular individual’s performance.

•

Alignment with Stockholder Interests. Compensation should be tied to our financial performance through equity awards to align the interests of our named executive officers and key employees with those of our stockholders.

•

Fair and Equitable Compensation. The total compensation program should be fair and equitable to both our named executive officers and our stockholders and should be fair relative to the compensation paid to other professionals in our organization.

Role of Executive Officers in Compensation Decisions

In the fiscal year ended September 30, 2010, salary adjustments, cash incentive payments and grants of options and restricted stock were determined by our board of directors upon the recommendation of our compensation committee, with input from our chief executive officer for named executive officers, other than himself. After the consummation of this offering, the compensation committee will continue to work with management to support the development and review of executive officer compensation.

Chief Executive Officer Compensation

While we did not have a chief executive officer for a majority of the fiscal year ended September 30, 2010, the compensation committee would normally make recommendations to the board of directors regarding the chief executive officer’s compensation. The recommendations are based on factors deemed appropriate by the compensation committee. The compensation committee discusses and evaluates our chief executive officer’s compensation in an executive session attended only by the compensation committee members and certain individual members of our largest equity holders. Management did not have any role in the development of our chief executive officer compensation except for providing to the compensation committee relevant data relating to our chief executive officer’s performance and compensation history.

Other Named Executive Officer Compensation

The chief executive officer would normally make recommendations to the compensation committee relating to compensation for the named executive officers, other than himself, including with respect to salary adjustments and annual cash incentive award amounts. The recommendations are made primarily based on the achievement of individual yearly performance goals set by the compensation committee and our chief executive officer for each named executive officer, other than himself and our annual cash incentive plan, as described below for annual cash incentive awards, and other factors deemed appropriate by our chief executive officer.

Role of the Compensation Committee in Compensation Decisions

The compensation committee administers our compensation policies and programs for executive officers, including the named executive officers. The compensation committee reviews, analyzes and approves the design of our executive compensation policies and programs and reviews and approves all compensation decisions relating to our executive officers, including the named executive officers. The compensation committee also reviews and approves any benefit plans or perquisites offered to named executive officers, including eligibility and the level and types of benefits or perquisites provided.

Role of Outside Compensation Consultant in Compensation Decisions

We did not engage an outside compensation consultant to provide market data for compensation in the fiscal year ended September 30, 2010. However, we have engaged outside compensation consultants historically and after the consummation of this offering, the compensation committee will have the sole authority to retain consultants, counsel, accountants and others to assist it in the performance of its duties, including the evaluation of executive compensation levels and programs. When examining the data provided by any compensation consultants regarding salary adjustments, the compensation committee does not support rigid adherence to benchmarks or compensatory formulas and strives to make compensation decisions which effectively support our compensation objectives and reflect the unique attributes of our company and each executive.

If the compensation committee engages a compensation consultant, the engagement will be to provide competitive market data regarding the compensation of the named executive officers. The consultant will report directly to the compensation committee. The compensation committee may request that the consultant provide the company with other assistance, including assisting the compensation committee in developing executive compensation programs and executive pay levels and generally provide advice to the compensation committee on executive compensation issues. Outside of the services performed for the compensation committee, the compensation consultant will provide no services to us except with prior notification to the compensation committee chair.

Elements of Compensation

Our executive compensation program for our executive officers, including the named executive officers, is currently comprised of the following elements:

•	base salary;

•	annual cash incentive awards;

•	equity and non-equity awards; and

•	other benefits including retirement and welfare benefits, and perquisites.

Each of the elements of our executive compensation package is discussed in the following paragraphs.

Base Salary

The primary component of compensation of our executives has historically been base salary. We provide the named executive officers with a base salary to compensate them for services rendered during each fiscal year. In the fiscal year ended September 30, 2010, the base salaries of our named executive officers were adjusted upward to reinstate their prior base salaries, which we had temporarily cut during the fiscal year ended September 30, 2009 as part of our cost reduction initiatives undertaken in response to the global economic conditions. Additionally, in the fiscal year ended September 30, 2010, merit increases were provided to our named executive officers effective April 1, 2010. Furthermore, effective September 16, 2010, Mr. Hennessy was promoted to Executive Vice President and his base salary was adjusted accordingly.

After the consummation of this offering, the compensation committee will review base salary for each named executive officer each year. The compensation committee will take into consideration individual performance and the individual’s skills, experience and background when reviewing base salary for a named executive office. Additionally, if the compensation committee engages an outside compensation consultant, the committee may take into consideration market data provided by the consultant.

As of September 30, 2010, the base salaries of Messrs. Mikus, Hennessy, Murray, Merchant and Weberding were $233,000, $250,000, $205,000, $168,000 and $168,000. At the time of Mr. Sack’s resignation on December 31, 2009, Mr. Sack’s base salary was $300,912. The base salaries paid to our named executive officers in the fiscal year ended September 30, 2010 are set forth below in the Summary Compensation Table.

Annual Cash Incentive Awards

We believe that cash incentive awards focus our named executive officers’ efforts and reward named executive officers for annual results of operations that help create value for our stockholders. We provide the named executive officers with an annual cash incentive award as part of the overall executive compensation program. In the fiscal year ended September 30, 2010, the compensation committee set a yearly performance target for each named executive officer (the “2010 Bonus Plan”).

Performance targets for the named executive officers in the fiscal year ended September 30, 2010 consisted of three components: (i) overall company performance based on consolidated EBITDA (subject to any adjustments to EBITDA considered by the compensation committee due to extraordinary and unforeseen events), weighted at 50%; (ii) overall company performance based on working capital, asset utilization, liquidity and cash management, as measured by return on net assets (“RONA”) and weighted at 25%; and (iii) individual performance goals, weighted at 25%. Each component was calculated independently of the other component and was expressed in terms of a percentage of the total possible cash incentive award.

Targeted EBITDA and RONA percentages were selected as the relevant performance goals because the compensation committee believed that EBITDA growth and efficient RONA percentages were consistent with the overall goals and long-term strategic direction that the board of directors had set for the company. RONA is defined as the return on net assets, with net assets defined as accounts receivable, inventory, property, plant and equipment and accounts payable. The compensation committee believes that both these metrics effectively measure our financial and operational improvements and growth.

The potential bonus payouts under various scenarios in the fiscal year ended September 30, 2010 for our named executive officers, other than our chief executive officer, were as follows:

Component	Weight	Threshold(1)	Target(1)	Stretch Target(1)
EBITDA	50.00%	22.00%	27.50%	33.00%
RONA	25.00%	11.00%	13.75%	16.50%
Individual Performance	25.00%	11.00%	13.75%	16.50%

Total	100.00%	44.00%	55.00%	66.00%

(1)	Each percentage listed in the table under “Threshold,” “Target” and “Stretch Target” represents a percentage of the named executive officer’s base salary. For example, if a named executive officer achieves the threshold EBITDA target, as described below, he would receive 22.0% of his base salary as part of his annual cash incentive award.

Although there was no annual cash incentive award granted to Mr. Sack, our President and Chief Executive Officer for a portion of the fiscal year ended September 30, 2010, if he had remained our President and Chief Executive Officer at the end of the fiscal year ended September 30, 2010, his potential bonus payouts under various scenarios would have been as follows:

Component	Weight	Threshold(1)	Target(1)	Stretch Target(1)
EBITDA	50.00%	40.00%	50.00%	60.00%
RONA	25.00%	20.00%	25.00%	30.00%
Individual Performance	25.00%	20.00%	25.00%	30.00%

Total	100.00%	80.00%	100.00%	120.00%

(1)	Each percentage listed in the table under “Threshold,” “Target” and “Stretch Target” represents a percentage of our chief executive officer’s base salary. For example, if our chief executive officer achieves the threshold EBITDA target, as described below, he would receive 40.0% of his base salary as part of his annual cash incentive award.

In the fiscal year ended September 30, 2010, our EBITDA target was $30.1 million. Our threshold EBITDA target was $20.1 million and our stretch EBITDA target was $40.0 million. Our RONA target was 8.23%. Our threshold RONA target was 4.94% and our stretch RONA target was 11.07%. These EBITDA and RONA targets should not be understood as management’s predictions of future performance or other guidance and investors should not apply these in any other context.

The following briefly outlines the individual performance goals for the fiscal year ended September 30, 2010 for each of our named executive officers, other than Mr. Sack, who, due to his resignation on December 31, 2009, was not eligible for an annual cash incentive award. Mr. Mikus’s individual annual performance goals included reducing costs and spending, providing adequate liquidity to support business needs, completing the refinancing of our existing debt, enhancing financial reporting systems and ensuring compliance with financial and tax regulations. Mr. Hennessy’s individual annual performance goals included improving the productivity of our manufacturing processes, improving the efficiency of our inventory management, maintaining capital expenditures, increasing the sales of new products and developing new products. Mr. Murray’s individual annual performance goals included increasing sales and margins, expanding our Distribution segment’s target end markets, improving the efficiency of our inventory management and maintaining our on-time delivery performance. Mr. Merchant’s individual annual performance goals included ensuring the proper implementation of our growth initiatives, expanding the geographic market for our products and growing the business of Specialty Steel Supply. Mr. Weberding’s individual annual performance goals included developing new customers, markets and products, developing a program to increase our product margins and expanding the geographic market for our products. Our compensation committee exercises its discretion to determine if each named executive officer’s individual performance goals are met.

Annual performance that falls between the threshold target, target and stretch target results in an annual cash incentive award that is calculated in a linear manner. Additionally, there is no maximum potential award under our 2010 Bonus Plan. Performance above the stretch target results in an annual cash incentive award that is calculated in a linear manner.

For the fiscal year ended September 30, 2010, actual EBITDA was $34.6 million and our RONA was 11.4%. Based on our achievement of EBITDA, RONA and individual performance goals for each named executive officer, the compensation committee approved annual cash incentive awards of approximately 62%, 62%, 60%, 61% and 60% of base salary for each of Messrs. Mikus, Hennessy, Murray, Merchant and Weberding, respectively.

Upon the consummation of this offering, the compensation committee will be responsible for establishing the components of the performance targets, which may be different than those utilized in the fiscal year ended September 30, 2010. Further, the compensation committee will be responsible for setting individual performance goals for the named executive officers and reviewing their performance based on feedback from the executive officers and our chief executive officer.

Annual cash incentive awards paid to the named executive officers are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

Equity and Non-Equity Incentive Awards

We believe that our long-term performance is fostered by a compensation methodology that compensates named executive officers and other company employees through the use of equity-based awards, such as stock options, restricted stock awards and other rights to receive compensation based on the value of our equity. We also believe that when our named executive officers possess an ownership interest in our company, they have a continuing stake in our long-term success. In addition, from time to time, our compensation committee may award special, discretionary non-equity incentive awards to compensate named executive officers for their performance and to be competitive in our executive retention efforts.

Certain of our named executive officers currently own outstanding options that were granted under the 2006 Equity Plan. On January 26, 2010, we granted time vesting options to certain members of our management, including Messrs. Mikus, Hennessy, Murray, Merchant and Weberding. See “2010 Grants of Plan-Based Awards.” Additionally, on November 2, 2010, we granted time-vesting options to certain members of our management, including an option to purchase 90,000 shares of common stock at an exercise price of $2.82 to Mr. Merchant. Pursuant to Mr. DiSantis’s employment agreement, on January 17, 2011, we granted a time-vesting option to purchase 900,000 shares of common stock at an exercise price of $2.82 to Mr. DiSantis, our new President and Chief Executive Officer. All these options were granted to aid in retention of our named executive officers. Consistent with this goal, each of these options vests ratably on the grant date over the following four years.

All of our outstanding options are subject to certain forfeiture rights contained within each individual stock option agreement. Generally, the stock option agreements provide for termination of the option upon the earliest of certain events to occur including: (i) ten years after the option was granted; (ii) five years after the option was granted if the individual holds more than 10% of the total combined voting power of all classes of common stock; (iii) three months after termination of employment if such individual was terminated other than for death, disability, as defined in the 2006 Equity Plan, or cause; (iv) one year after termination of employment if such individual was terminated and became disabled or died within three months after termination; (v) immediately if the employee was terminated for cause, as defined in the 2006 Equity Plan; and (vi) one year after termination of employment in the event of disability or death of the employee.

The following table provides information as of September 30, 2010 about the common stock that may be issued upon exercise of options under the 2006 Equity Plan, our only equity compensation plan as of September 30, 2010:

Plan Category	Number of Shares to Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance(1)
Equity compensation plans approved by security holders	669,927	$2.82	0
Equity compensation plans not approved by security holders	—	—	—

Total	669,927	$2.82	0

(1)	The 2006 Equity Plan was amended on May 20, 2011 to increase the number of shares that may be issued under the 2006 Equity Plan to 3,542,822 shares of our common stock.

For additional information concerning the options awarded in the fiscal year ended September 30, 2010, see “2010 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Fiscal Year-End.”

On September 16, 2010, in connection with Mr. Hennessy’s promotion to Executive Vice President, we entered into an arrangement with Mr. Hennessy for a discretionary cash bonus of $125,000 that was to be earned six months after the appointment of a new chief executive officer contingent upon Mr. Hennessy’s continued employment at the company.

Other Benefits

Retirement Benefits. We offer two defined contribution 401(k) savings plans for all eligible employees. The Latrobe Steel Company Voluntary Investment Program Plan covers all union employees at our Latrobe, Pennsylvania facility, and the Latrobe Steel Company Savings and Investment Program Plan covers all salaried and all non-union employees of our company, including the named executive officers. Employees are generally eligible to enroll upon completion of one full calendar month of employment.

Welfare Benefits. We provide welfare benefits to the named executive officers, including medical, dental, life insurance and disability coverage. These benefits are offered to all of our eligible employees including the named executive officers. The various benefit plans are part of our overall total compensation offering and are intended to be competitive with peer companies.

Perquisites. We provide certain named executive officers with perquisites and other personal benefits, reflected in the All Other Compensation column in the Summary Compensation Table. We and the compensation committee believe these perquisites are reasonable and consistent with our overall executive compensation program. We offer these benefits to better enable us to attract and retain superior executive talent for key positions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers. These perquisites include country club membership, consistent with industry practice, for business entertainment purposes.

Risk Review

As part of its oversight of our executive compensation program, our compensation committee considers the impact of the program and the incentives created by the compensation awards that the program administers on our risk profile. In addition, we review all of our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking to determine whether they present a significant risk to us. Based on this review, we have concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on us.

Employment Agreement

B. Christopher DiSantis became our President and Chief Executive Officer on January 17, 2011. In connection with his appointment, we entered into an employment agreement with Mr. DiSantis that can be terminated at any time at will. Pursuant to the employment agreement, Mr. DiSantis is entitled to an annual base salary of $425,000, which amount is to be reviewed by our board of directors in January 2012 and periodically thereafter. Mr. DiSantis’s employment agreement further provides that he is eligible to receive an annual target bonus payment equal to 100% of his base salary then in effect in accordance with the annual bonus plan adopted by our board of directors and our compensation committee in such year. The employment agreement also provides that Mr. DiSantis is entitled to participate in our employee benefit plans or programs on a basis comparable to our other senior management employees.

Pursuant to Mr. DiSantis’s employment agreement, on January 17, 2011, we issued 460,993 shares of common stock to Mr. DiSantis for an aggregate purchase price of approximately $1.3 million. From the issuance date until the first anniversary thereof, all of these shares are subject to our right to repurchase the shares at fair market value. On each subsequent anniversary date until the third anniversary date, the number of shares subject to the repurchase right decreases by one-third. After the third anniversary date, no shares are subject to the repurchase right. In addition, we granted a time-vesting option to purchase 900,000 shares of common stock at an exercise price of $2.82 to Mr. DiSantis. These options vest ratably over a four year period on the anniversary date of their grant.

Concurrent with the execution of his employment agreement, Mr. DiSantis entered into a confidentiality, assignment of inventions and non-competition agreement. Pursuant to such agreement, Mr. DiSantis has agreed (i) not to compete with us during his employment with us and for a period of two years after his termination, (ii) not to solicit any of our employees during their employment with us and for a period of six months after they cease to be employed with us, (iii) to maintain certain information as confidential, and (iv) that all ideas, discoveries and other innovations as described in the agreement, which may be used in conducting our business, are our sole and exclusive property.

Summary Compensation Table

The following table sets forth certain information with respect to the total compensation paid or earned by each of the named executive officers for the fiscal year ended September 30, 2010.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Hans J. Sack(4)	2010	$92,882	$175,861	—	$1,231	$269,974
President and Chief Executive Officer

Dale B. Mikus	2010	$221,351	$175,861	$143,271	$5,880	$546,363
Vice President and Chief Financial Officer

Daniel G. Hennessy	2010	$201,169	$175,861	$155,444	—	$532,474
Executive Vice President—Manufacturing

David A. Murray	2010	$194,747	$175,861	$123,236	—	$493,844
Senior Vice President and General Manager, Distribution

Dudley J. Merchant	2010	$159,600	$175,861	$102,610	$8,935	$447,006
Vice President—Business Development

Mark T. Weberding	2010	$159,600	$175,861	$100,300	$10,722	$446,483
Vice President—Marketing & Sales

(1)	Represents the aggregate grant date fair value of the stock option awards granted during the fiscal year ended September 30, 2010, in accordance with ASC Topic 718 with respect to options to purchase shares of our common stock awarded to the named executive officers in 2010 under the 2006 Equity Plan. See “Note 14—Share-Based Payment Arrangements” to the Consolidated Financial Statements.
(2)	Represents annual cash incentive awards granted to our named executive officers under our 2010 Bonus Plan, paid on December 31, 2010. See “—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Awards.”
(3)	All other compensation consists of country club membership dues, consistent with industry practice, for business entertainment purposes.
(4)	On December 31, 2009, Mr. Sack resigned as President and Chief Executive Officer.

2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended September 30, 2010 with respect to the named executive officers.

Name	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)(2)
Hans J. Sack	N/A	$240,730	$300,912		—	—	—

Dale B. Mikus	N/A	$102,520	$128,150		—	—	—
	1/26/10	—	—	—	93,048	$2.82	$175,861

Daniel G. Hennessy	N/A	$110,000	$137,500		—	—	—
	1/26/10	—	—	—	93,048	$2.82	$175,861

David A. Murray	N/A	$90,200	$112,750		—	—	—
	1/26/10	—	—	—	93,048	$2.82	$175,861

Dudley J. Merchant	N/A	$73,920	$92,400		—	—	—
	1/26/10	—	—	—	93,048	$2.82	$175,861

Mark T. Weberding	N/A	$73,920	$92,400		—	—	—
	1/26/10	—	—	—	93,048	$2.82	$175,861

(1)	The awards shown in the columns under Estimated Possible Payments Under Non-Equity Incentive Plan Awards are the 2010 award opportunities established by our compensation committee. For each of our named executive officers, the threshold was 44% of base salary and the target was 55% of base salary. See “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Awards.”
(2)	No maximum possible payment is listed because our 2010 Bonus Plan does not set forth any maximum possible payments. See “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Awards.”
(3)	The awards shown in this column reflect the stock options granted on January 26, 2010 to our named executive officers that vests ratably over the next four years. See “Compensation Discussion and Analysis—Elements of Compensation—Equity and Non-Equity Incentive Awards.”

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to options held by the named executive officers as of September 30, 2010.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Securities of Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date

Hans J. Sack	—	—	—	—	—

Dale B. Mikus(1)	—	93,048	—	$2.82	1/26/20

Daniel G. Hennessy(1)	—	93,048	—	$2.82	1/26/20

David A. Murray(1)	—	93,048	—	$2.82	1/26/20

Dudley J. Merchant(1)	—	93,048	—	$2.82	1/26/20

Mark T. Weberding(1)	—	93,048	—	$2.82	1/26/20

(1)	25% of these options vested on January 26, 2011. The remaining options will vest ratably over the next three years and will vest in full as of January 26, 2014.

Option Exercises and Stock Vested in 2010

The named executive officers did not exercise any options during the fiscal year ended September 30, 2010. Other than stock options, there are no outstanding stock awards that vest.

Potential Payments Upon Termination or Change of Control

Employment Agreement

Pursuant to Mr. DiSantis’s employment agreement, in the event his employment is terminated by us without “cause” or by the executive for “good reason,” we are obligated to provide certain severance benefits as described below. Cause is defined as: (i) any failure to perform such duties as are reasonably requested by our board of directors, which duties must be consistent with the duties of an executive at the same level; (ii) any failure to observe our and our subsidiaries material policies that are applicable and communicated in writing; (iii) any act or omission constituting gross negligence or willful misconduct in the performance of his duties; (iv) breach of any material provision of his employment agreement; (v) any act or omission constituting fraud, embezzlement, disloyalty or dishonesty against us or our subsidiaries; or (vi) any conviction of, or a plea of nolo contendere to, a felony. Good reason is defined as: (i) a material diminishing of Mr. DiSantis’s duties, authority, responsibility or base salary without performance justification; (ii) a material breach by us of the employment agreement; (iii) relocation of the principal office of Mr. DiSantis to a location more than fifty miles from Pittsburgh, Pennsylvania, (iv) a change in the person or entity to whom Mr. DiSantis reports, from our board of directors or the Chairman of the board of directors, except in the case of a change of control arising from an acquisition of us or our operating subsidiary by an entity with greater than $1 billion in annual revenue that results in Latrobe being operated as a division or wholly owned subsidiary of the acquiring company.

If Mr. DiSantis is terminated with cause, then he is only entitled to receive any benefits he may otherwise be entitled to under any other employee benefit plan. If Mr. DiSantis is terminated without cause or Mr. DiSantis terminates his employment with good reason or in the event of his death or permanent incapacity, he or his estate would be entitled to receive, pursuant to his signing of a separation agreement and general release of all claims: (i) a cash lump sum payment equal to two times his base salary in effect at the date of termination or resignation;

(ii) a cash lump sum payment equal to his bonus under the bonus plan in effect at the date of termination or resignation, prorated based on his actual performance through the month of his termination or resignation; and (iii) if he elects to continue his group health insurance coverage, the full amount of the premium for health insurance coverage for 18 months, unless it is determined by our board of directors that such coverage would violate any federal or state tax laws.

Accelerated Vesting of Options

Pursuant to stock options granted to Mr. DiSantis on January 17, 2011, upon a change of control prior to January 17, 2012, 50% of his unvested options will vest and become exercisable immediately and the remaining 50% will vest ratably over the next four years. Upon a change of control on or after January 17, 2012, all of his unvested options will vest and become exercisable immediately.

Compensation of Directors

We have not paid any compensation to the members of our board of directors for their services as directors. After the consummation of this offering, we expect to adopt a compensation program for our non-employee directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership of common stock both before and after giving effect to this offering. Information is presented for: (1) each person who is known by the company to be the beneficial owner of more than five percent of the outstanding shares of common stock on an as converted basis; (2) each director of the company; (3) each executive officer named in the Summary Compensation Table; (4) all executive officers and directors of the company as a group; and (5) the selling stockholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage of beneficial ownership is based on              shares of our common stock outstanding after giving effect to (i) the conversion of our outstanding Series A and Series B Preferred Stock into common stock on a one-for-one basis prior to the completion of this offering; (ii) a one-to-              reverse stock split of our common stock, which will be effected immediately prior to the completion of this offering; and (iii)              shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriter’s over-allotment option, or              shares, assuming full exercise of the underwriter’s over-allotment option. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

Unless otherwise indicated, the address of each executive officer and director is c/o Latrobe Specialty Metals, Inc., 2626 Ligonier Street, Latrobe, Pennsylvania 15650.

	Shares Beneficially Owned Before This Offering		Shares Offered	Shares Beneficially Owned After This Offering		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over-allotment Option
	Number of Shares	Percentage		Number of Shares	Percentage	Number of Shares	Percentage
Principal stockholders:
Toolrock Investments, LLC(1)
HHEP-Latrobe, L.P.(2)
The Watermill Group(3)
Sankaty Funds(4)

Named executive officers and directors:
B. Christopher DiSantis
Dale B. Mikus
Daniel G. Hennessy
Dudley J. Merchant
David A. Murray
Mark T. Weberding
Thomas O. Hicks(5)
Steven E. Karol(6)
Robert W. Ackerman(7)
Robert M. Swartz
All executive officers and directors as a group (10 persons)

*	Less than one percent.
(1)	HHEP-Latrobe, L.P., The Watermill Group and Sankaty Advisors LLC own 51.5%, 32.5% and 15.9% of Toolrock Investment, LLC, respectively.
(2)	The general partner of HHEP-Latrobe, L.P. is HHEP-Latrobe GP, L.P. The general partner of HHEP-Latrobe GP, LP is HHEP-Latrobe GP LLC. Thomas O. Hicks is the sole member and sole owner of HHEP-Latrobe GP LLC, and as such, has sole voting and dispositive authority over the shares held by HHEP-Latrobe, L.P. Mr. Hicks disclaims beneficial ownership of the shares owned directly or indirectly by HHEP-Latrobe, L.P., except to the extent of his pecuniary interest therein, if any. The address for Mr. Hicks and each of the entities is 100 Crescent Court, Suite 1200, Dallas, TX 75201.
(3)	Represents shares held by Watermill-Toolrock Partners, L.P., shares held by Watermill-Toolrock Partners II, L.P. and shares held by Watermill–Toolrock Enterprises, LLC. Watermill–Toolrock Enterprises, LLC is the general partner of Watermill-Toolrock Partners, L.P. and Watermill-Toolrock Partners II, L.P. Steven E. Karol is the controlling member of Watermill-Toolrock Enterprises, LLC, and, as such, has sole voting and dispositive authority over the shares held by Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P. and Watermill–Toolrock Enterprises, LLC. Mr. Karol disclaims beneficial ownership of the shares owned directly or indirectly by Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P. and Watermill–Toolrock Enterprises, LLC, except to the extent of his pecuniary interest therein, if any. The address for Mr. Karol and each of the entities is One Cranberry Hill, 750 Marrett Road, Suite 401, Lexington, MA 02421.
(4)	Represents shares held by Sankaty Credit Opportunities II, L.P. (“COPs II”), shares held by Prospect Harbor Credit Partners, L.P. (“Pro”) and shares held by Sankaty High Yield Partners III, L.P. (“SIII”). Jonathan Lavine is the managing member of Sankaty Credit Member, LLC (“SCM”), which is the managing member of Sankaty Credit Opportunities Investors II, LLC (“SCOI II”), and of Prospect Harbor Investors, LLC (“PHI”). Mr. Lavine is also the Managing member of Sankaty Investors III, LLC which is the general partner of Sankaty High Yield Asset Investors III, LLC (“SHYAI III”). SCOI II is the general partner of COPs II, PHI is the general partner of Pro and (“SHYAI III”) is the general partner of SIII. By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common stock held by COPs II, Pro and SIII. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The address for COPs II, Pro and SIII is 111 Huntington Avenue, Boston, MA 02199.
(5)	Excludes shares held by HHEP-Latrobe, L.P. Thomas O. Hicks is the chairman of Hicks Equity Partners LLC and a member of the general partner of HHEP-Latrobe, L.P. Mr. Hicks disclaims beneficial ownership of the shares owned directly or indirectly by HHEP-Latrobe, L.P., except to the extent of his pecuniary interest therein, if any.
(6)	Excludes shares held by Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P. and Watermill–Toolrock Enterprises, LLC. Steven E. Karol is the controlling member of Watermill-Toolrock Enterprises, LLC, which is the general partner of Watermill-Toolrock Partners, L.P. and Watermill-Toolrock Partners II, L.P., and as such, may be deemed to beneficially own the shares held by each entity. Mr. Karol disclaims beneficial ownership of the shares owned directly or indirectly by these entities, except to the extent of his pecuniary interest therein, if any.
(7)	Excludes shares held by Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P. and Watermill–Toolrock Enterprises, LLC. Robert W. Ackerman is a member of Watermill-Toolrock Enterprises, LLC, which is the general partner of Watermill-Toolrock Partners, L.P. and Watermill-Toolrock Partners II, L.P., and as such, may be deemed to beneficially own the shares held by each entity. Mr. Ackerman disclaims beneficial ownership of the shares owned directly or indirectly by these entities, except to the extent of his pecuniary interest therein, if any.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

As a public company, we will ensure that all transactions with related parties are fair, reasonable and in our best interest. In this regard, our audit committee will review material transactions between us and related parties to determine that, in their best business judgment, such transactions meet that standard. Set forth below is a description of certain transactions that have occurred since September 30, 2007 or that involve obligations that remain outstanding as of the date of this prospectus.

Hicks Monitoring and Oversight Agreement

In connection with our acquisition, we entered into a Monitoring & Oversight Agreement with Hicks Operating (the “Hicks M&O Agreement”). Hicks Operating is an affiliate of Hicks Holdings LLC and HHEP-Latrobe, L.P., a principal interest holder of our principal stockholder, Toolrock. The Hicks M&O Agreement provides that Hicks Operating will be paid an annual fee of $500,000 for financial monitoring and oversight services. This fee is prorated on a daily basis for any partial calendar year and payable in quarterly installments. The Hicks M&O Agreement continues until the earlier of (i) December 8, 2016 or (ii) the date on which Hicks Operating, or its successors or their respective affiliates, ceases to own any securities of Latrobe or our operating subsidiary, Latrobe Specialty Metals Company. In addition, the Hicks M&O Agreement provides for payment or reimbursement by Latrobe and Latrobe Specialty Metals Company to Hicks Operating for its reasonable disbursements and out-of-pocket expenses incurred for the account of Latrobe or Latrobe Specialty Metals Company or in connection with Hicks Operating’s financial monitoring and oversight services.

The Hicks M&O Agreement also provides that Latrobe and Latrobe Specialty Metals Company, jointly and severally, will indemnify Hicks Operating against all claims, liabilities, losses, damages and expenses arising in connection with the financial monitoring and oversight services provided by Hicks Operating.

Upon the completion of this offering, the Hicks M&O Agreement will be terminated and pre-paid, in an aggregate amount of $             million. See “Use of Proceeds.”

Mr. Hicks, a member of our board of directors, is chairman of Hicks Holdings LLC, an affiliate of Hicks Operating.

Watermill Monitoring and Oversight Agreement

In connection with our acquisition, we entered into a Monitoring & Oversight Agreement with Watermill Management (the “Watermill M&O Agreement”). Watermill Management is an affiliate of Watermill-Toolrock Partners, L.P. and Watermill-Toolrock Partners II, L.P., principal interest holders of our principal stockholder, Toolrock. The Watermill M&O Agreement provides that Watermill Management will be paid an annual fee of $750,000 for financial monitoring and oversight services. This fee is prorated on a daily basis for any partial calendar year and payable in quarterly installments. The Watermill M&O Agreement continues until the earlier of (i) December 8, 2016 or (ii) the date on which Watermill Management, or its successors or their respective affiliates, ceases to own any securities of Latrobe or our operating subsidiary, Latrobe Specialty Metals Company. In addition, the Watermill M&O Agreement provides for payment or reimbursement by Latrobe and Latrobe Specialty Metals Company to Watermill Management for its reasonable disbursements and out-of-pocket expenses incurred for the account of Latrobe or Latrobe Specialty Metals Company or in connection with the Watermill Management’s financial monitoring and oversight services.

The Watermill M&O Agreement also provides that Latrobe and Latrobe Specialty Metals Company, jointly and severally, will indemnify Watermill Management against all claims, liabilities, losses, damages and expenses arising in connection with the financial oversight and monitoring services provided by Watermill Management.

Upon the completion of this offering, the Watermill M&O Agreement will be terminated and pre-paid, in an aggregate amount of $             million. See “Use of Proceeds.”

Mr. Karol, a member of our board of directors, is the Managing Partner of The Watermill Group, an affiliate of Watermill Management.

New Registration and Tag-Along Rights Agreement

Contemporaneously with the completion of this offering, we will enter into a Registration and Tag-Along Rights Agreement with Hicks, Watermill, Sankaty and other stockholders, including B. Christopher DiSantis, our President and Chief Executive Officer, pursuant to which: (i) the entities affiliated with Hicks will collectively be entitled to five demand registrations, and the entities affiliated with Watermill will collectively be entitled to five demand registrations; (ii) affiliates of Hicks, affiliates of Watermill, Sankaty and Mr. DiSantis will be entitled to participate in registrations initiated by us or certain stockholders party to the Registration and Tag-Along Rights Agreement; and (iii) affiliates of Hicks, affiliates of Watermill, Sankaty and Mr. DiSantis will be entitled to tag-along rights in connection with any unregistered sale of common stock by the other stockholders party to the Registration and Tag-Along Rights Agreement.

Existing Registration Rights Agreement

On March 17, 2010, we amended and restated the Registration Rights Agreement, dated as of December 8, 2006, with Hicks, Watermill, Sankaty and RGIP, LLC (the “Existing Registration Rights Agreement”). The Existing Registration Rights Agreement provides for: (i) demand registration rights, which require Latrobe to effect registration of the Registrable Securities (as defined in the Existing Registration Rights Agreement) upon a written request, subject to certain limitations; and (ii) piggy-back registration rights, after the occurrence of an initial public offering of Latrobe. In addition, we agreed to indemnify any selling stockholders with respect to registrations made pursuant to the above-mentioned registration rights. We intend to terminate this agreement upon the completion of this offering.

Transaction Service Agreements

On March 6, 2008, we entered into a transaction services agreement with affiliates of each of Hicks Holdings and The Watermill Group, pursuant to which Hicks Holdings and The Watermill Group would provide transaction and financial advice to us in connection with the negotiation and extension of our senior secured revolving credit facility and any other future debt and equity financing transactions. We intend to terminate this agreement upon the completion of this offering. In March 2008, each of Hicks Holdings and The Watermill Group received a cash fee of $1,500,000 for the advisory services they provided in connection with the senior secured revolving credit facility transaction. In January, 2011, each of Hicks Holdings and The Watermill Group received a cash fee of $500,000 for the advisory services they provided for the refinancing of our senior subordinated notes from Sankaty with our senior secured term loan.

Conversion of Series A and Series B Preferred Stock

As of March 31, 2011, there were 31,490,000 shares of Series A Preferred Stock outstanding held by Toolrock, certain members of our management and certain other key employees. Hicks, Watermill and Sankaty hold membership interests in Toolrock. Additionally, there were warrants to purchase 524,832 shares of Series A Preferred Stock held by Sankaty and RGIP, LLC. Pursuant to the corporate recapitalization, all warrants for Series A Preferred Stock will be exercised for an aggregate purchase price of $5,248. Additionally, pursuant to the corporate recapitalization, we will convert each holder’s shares of Series A Preferred stock into shares of common stock at a conversion rate of one-for-one. We are also required to pay a Series A Special Dividend of $0.022635 per share and a Series A Preferential Dividend of $0.90 per share in connection with the conversion of the Series A Preferred Stock. In connection with this offering and the corporate recapitalization, we will pay to Toolrock, our principal stockholder upon the completion of this offering, and Sankaty approximately $             million and $             million, respectively, in Series A Special Dividends, Series A Preferential Dividends and related conversion fees.

As of March 31, 2011, there were 12,114,815 shares of Series B Preferred Stock outstanding held by Toolrock, certain members of our management and certain other key employees. Hicks, Watermill and Sankaty hold membership interests in Toolrock. Pursuant to the corporate recapitalization, we will convert each holder’s shares of Series B Preferred Stock into shares of common stock at a conversion rate of one-for-one. Additionally, we are required to pay any accrued but unpaid dividends on such shares of Series B Preferred Stock. Our Series B Preferred Stock accrues dividends daily at the rate of 15.0% per annum. In connection with this offering and the corporate recapitalization, we will pay to Toolrock approximately $             million in accrued but unpaid dividends. In addition, we will pay $ million to the holders of Series B Preferred Stock pursuant to its terms.

See “Corporate Recapitalization” for further discussion regarding the corporate recapitalization.

Issuances of Securities

On December 31, 2007, we issued a grant of 191,000, 99,000, 191,000, 191,000, 398,000 and 191,000 shares of common stock under the 2006 Equity Plan to Daniel G. Hennessy, Dudley J. Merchant, Dale B. Mikus, David A. Murray, Hans Sack and Mark T. Weberding, respectively. Mr. Sack’s shares were subsequently rescinded. Messrs. Hennessy, Merchant, Mikus, Murray and Weberding are executive officers. Mr. Sack was formerly our President and Chief Executive Officer.

On March 17, 2010, we issued 12,041,251 shares of Series B Preferred Stock to Toolrock for an aggregate purchase price of approximately $9.9 million. On this same date, we issued 11,615, 11,615, 23,231, 9,679 and 7,744 shares of Series B Preferred Stock to Messrs. Hennessy, Merchant, Mikus, Murray and Weberding, respectively, for an aggregate purchase price of approximately $53,000. In addition, we issued to Sankaty warrants to purchase 134,201 shares of our common stock and warrants to purchase 3,463,900 shares of our Series A Preferred Stock as part of the issuance of $10.0 million of additional senior subordinated notes discussed below. We retired 85% of these warrants in conjunction with our July 30, 2010 re-financing transaction with DDJ Capital Management LLC.

Senior Subordinated Notes

On March 17, 2010, Sankaty Credit Opportunities II, L.P. and Prospect Harbor Credit Partners, L.P., two of our principal stockholders, with RGIP, Inc. agreed to purchase, in cash, an additional $10,204,000 aggregate principal amount of 18% senior subordinated notes, due June 8, 2013 for an aggregate purchase price of $10,000,000. On July 30, 2010, our senior subordinated notes were fully paid off through the proceeds from our senior secured term loan.

Related Persons Transaction Policy

In connection with this offering, we plan to adopt a written Related Person Transaction Policy in order to address the reporting, review and approval or ratification of transactions with related persons. Our Related Person Transaction Policy will provide that our audit committee will primarily review each related party transaction.

The types of transactions to be covered by our Related Person Transaction Policy are those in which we and a related person participate, with such related person having a material, direct interest in the transaction at issue. Examples generally include sales, purchases or other transfers of real or personal property, use of property and equipment by lease or otherwise, services received or furnished and the borrowing and lending of funds.

Our directors, nominees for election as a director and executive officers who intend to enter into a related person transaction will be required under our Related Person Transaction Policy to disclose all material facts with respect to the transaction to our audit committee. If one of our officers or employees intend to enter into any related person transaction, that person will be required to disclose all material facts with respect to the transaction to his or her supervisor, who will report such information to our audit committee.

Our audit committee has authority (i) to determine categories of transactions that are immaterial and not required to be reported to, reviewed by or approved or ratified, and (ii) to approve in advance categories of transactions that need not be reported or approved individually but instead will be reported and reviewed collectively on a periodic basis.

If we have a related person transaction that requires audit committee approval in accordance with the policies to be set forth in our Related Person Transaction Policy, we will seek that approval before we enter into the transaction. If we, in error, enter into a related party transaction that requires pre-approval by our audit committee, the transaction must be presented to our audit committee for its review upon discovery of such error and our audit committee will then make a recommendation to our board of directors whether rescission or any modification of the transaction is appropriate.

In determining whether to approve or ratify a related person transaction, our audit committee will consider whether the transaction is in our best interests, by considering the following items, among others:

•	the related person’s relationship to us;

•	the materiality of the transaction to the related person and us, including the dollar value of the transaction;

•	the business purpose for the transaction;

•	whether the transaction is comparable to a transaction that could be available on an arms-length basis;

•	whether the transaction is in the ordinary course of our business; and

•	the effect of the transaction on our business and operations.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of provisions relating to our indebtedness.

Senior Secured Revolving Credit Facility

General

On March 6, 2008, we entered into a five-year $200.0 million senior secured revolving credit facility with Wachovia Bank, National Association (now known as Wells Fargo Bank, National Association) and certain other lenders, which includes a $10.0 million letter of credit sub-limit. On March 17, 2010, we entered into an amendment that reduced the available revolving credit loans to $175 million. The senior secured revolving credit facility is secured by substantially all of our assets. Under the facility, we are subject to a daily cash sweep to pay down amounts outstanding from our existing cash and cash equivalents.

The outstanding borrowings drawn under the facility cannot exceed our borrowing base, which includes specified percentages of eligible accounts receivable and inventories. The facility requires a $10.0 million general reserve, which lowers our availability. As of March 31, 2011, the facility had an outstanding balance of $119.7 million and $5.9 million of standby letters of credit had been issued under the facility. The remaining availability related to the facility was $39.4 million as of March 31, 2011, which is based upon the borrowing base collateral of $175.0 million at that date. We are permitted to voluntarily prepay the facility, in whole or in part, without premium or penalty.

Interest and Fees

Borrowings under the facility bear interest at our option at either the greater of Wells Fargo’s “Prime Rate” or federal funds open rate plus 0.5%, plus up to 3.25% per annum, or the adjusted Eurodollar rate used by the lender, plus up to 4.50% per annum. In addition, we must pay monthly, in arrears, a commitment fee of 0.75% per annum on the unused amount of the facility’s total commitment. We must also pay, monthly in arrears, a letter of credit fee on the average daily maximum amount available to be drawn under all letters of credit issued under the senior secured revolving credit facility at a rate equal to the applicable margin for Eurodollar rate loans under the senior secured revolving credit facility.

Covenants

We are subject to certain affirmative, negative and financial covenants, in each case subject to certain exceptions and materiality thresholds. The affirmative covenants include, among other things, requirements with respect to maintenance of existence, compliance with laws, payment of taxes, maintenance of insurance and delivery of financial statements. The negative covenants restrict, among other things, and subject to certain exceptions, asset sales, grants of liens, incurrence of indebtedness, certain investments and restricted payments and transactions with affiliates. The financial covenants require us to maintain minimum excess availability and fixed charge coverage ratios and limit the amount of our annual capital expenditures.

Events of Default

The facility contains customary events of default, subject to exceptions, grace periods and materiality thresholds, including payment defaults, breaches of representations and warranties, covenant defaults, monetary judgments, certain events of bankruptcy and insolvency, cross-defaults to certain other indebtedness, the failure of any material provision of any guaranty or security document supporting the facility to be in full force and effect, the occurrence of an ERISA event and the occurrence of a change of control.

Senior Secured Term Loan

General

On July 30, 2010, we entered into a $50.0 million senior secured term loan with DDJ Capital Management LLC. The senior secured term loan facility is secured by substantially all of our assets. The term loan is payable in quarterly installments of $625,000, which commenced on December 31, 2010 and increases to $1.25 million starting December 31, 2011, with the remaining balance due on September 6, 2013. The term loan includes a prepayment requirement starting with the fiscal year ending September 30, 2011, in the event that “excess cash flows,” as defined in the Senior Secured Term Loan Agreement, are generated. The term loan also includes, subject to customary reinvestment rights, prepayment requirements with respect to the proceeds of the sale of certain assets, issuances of stock or extraordinary receipts. We are permitted to voluntarily prepay the facility, in whole or in part, subject to a prepayment premium of 3.0% as of March 31, 2011 (which reduces over time to 2.0% on July 31, 2011 and 1.0% on July 31, 2012).

Interest

The term loan bears interest at the applicable margin of 13.5% plus the adjusted Eurodollar rate in effect with a minimum floor of 1.5%.

Covenants

We are subject to certain affirmative, negative and financial covenants, in each case subject to certain exceptions and materiality thresholds. The affirmative covenants include, among other things, requirements with respect to maintenance of existence, compliance with laws, payment of taxes, maintenance of insurance and delivery of financial statements. The negative covenants restrict, among other things, and subject to certain exceptions, asset sales, grants of liens, incurrence of indebtedness, certain investments and restricted payments and transactions with affiliates. The financial covenants require us to maintain minimum excess availability and fixed charge coverage ratios and limit the amount of our annual capital expenditures.

Events of Default

The senior secured term loan contains customary events of default, subject to exceptions, grace periods and materiality thresholds, including payment defaults, breaches of representations and warranties, covenant defaults, monetary judgments, certain events of bankruptcy and insolvency, cross-defaults to certain other indebtedness, the failure of any material provision of any guaranty or security document supporting the term loan to be in full force and effect, the occurrence of an ERISA event and the occurrence of a change of control.

DESCRIPTION OF CAPITAL STOCK

Our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, provides for the authority to issue up to an aggregate of             shares of common stock, par value $0.01 per share. Upon completion of this offering, there will be             shares of common stock outstanding and no outstanding shares of preferred stock.

Selected provisions of our organizational documents are summarized below. Copies of our organizational documents will be provided upon request. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal its book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Liability and Indemnification of Officers and Directors

We are a corporation organized under the laws of the State of Delaware. Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Our certificate of incorporation and by-laws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for our directors and officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and in certain cases only if the director or officer is not adjudged to be liable to us.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under § 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. Pursuant to authority conferred by Delaware law, our certificate of incorporation contains provisions providing that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to us or our stockholders for breach of the duty of care.

These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

We expect to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-laws and Delaware Law

Our certificate of incorporation and by-laws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Charter and Bylaw Provisions

Authorized But Unissued Preferred Shares. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control of our management.

Staggered Board; Removal of Directors. Our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of our company.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors or any other matter brought to a vote of our stockholders unless our certificate of incorporation provides otherwise. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation does not provide for cumulative voting.

Advance Notice Requirements for Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Amendment of Certificate of Incorporation and By-laws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require super-majority (66   2/3%) voting to effect amendments to the board classification, board size and prohibition on cumulative voting provisions contained in our certificate of incorporation or by-laws.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances from engaging in a “business combination” with (a) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”), (b) an affiliate of an interested stockholder, or (c) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock will be                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, our common stock was not listed on any national securities exchange and there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be             shares of our common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers, the selling stockholders and certain other stockholders have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. Following the lock-up periods, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately             shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by persons that are non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings, and decisions thereunder now in effect, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary addresses only non-U.S. holders that will hold our common stock as “capital assets” (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock. Moreover, this summary does not discuss U.S. federal alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL GIFT OR ALTERNATIVE MINIMUM TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, a “non-U.S. holder” is a beneficial owner of common stock that for U.S. federal income tax purposes is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. federal income tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay a dividend, any dividend paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) or other appropriate version of IRS Form W-8 certifying eligibility for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund from the IRS for any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-U.S. holder that are effectively connected with a trade or business conducted by such corporate non-U.S. holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on a future taxable sale or disposition of our common stock, unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, in the case of an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the disposition on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person (furthermore, the branch profits tax discussed above also may apply if the non-U.S. holder is a corporation), (b) the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case the non-U.S. holder will be subject to a flat 30% tax on any gain recognized upon the sale or other disposition (subject to reduction by U.S. source losses recognized during the taxable year), or (c) we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of the sale or other disposition and the non-U.S. holder’s holding period.

We do not believe that we are or have been a USRPHC and we do not anticipate becoming a USRPHC. If we were a USRPHC at any time during the relevant period described above, then, provided that our common stock is considered to be “regularly traded on an established securities market,” within the meaning of Section 897 of the Code and the applicable Treasury regulations, at any time during the calendar year in which the future sale or other disposition occurs, and the non-U.S. holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock, gains realized upon such a sale or disposition of shares of our common stock generally would not be subject to U.S. federal income tax pursuant to clause (c) above. If we are a USRPHC at any time during the relevant period and our common stock is not considered to be “regularly traded on an established securities market,” upon a future taxable sale or disposition of our common stock, a non-U.S. holder will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person and will be subject to withholding on the amount realized from a sale or disposition of our common stock at a 10% rate. Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of common stock.

U.S. Federal Estate Taxes

Common stock owned or treated as being owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or other applicable agreements.

U.S. backup withholding tax is generally imposed (at a current rate of 28%) on dividends and certain other types of payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies (usually on IRS Form W-8BEN), under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies (usually on IRS Form W-8BEN), under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is (i) a U.S. person, (ii) a “controlled foreign corporation” for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business, or (iv) a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

In addition to withholding taxes discussed above, recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements generally relating to U.S. owners of and account holders with those entities have been satisfied. These new requirements are different from, and in addition to, the beneficial owner certification requirements described above. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
FBR Capital Markets & Co.
Jefferies & Company, Inc.
KeyBanc Capital Markets Inc.
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting Discounts and Commissions paid by selling stockholders
Expenses payable by the selling stockholders

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc., for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. waives, in writing, such an extension.

Our officers, directors, the selling stockholders and certain other holders of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to have our common stock approved for listing on the NYSE under the symbol “LAT.”

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Prior to the completion of this offering, there will have been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospectus for our business and our past and present operations;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in business similar to ours; and

•	the general condition of the securities markets.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve the purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that relevant member state, except that an offer to the public in that relevant member state of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus and Registration Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions;

•	where required by law, the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions”; and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Latrobe Specialty Metals, Inc. as of September 30, 2010 and 2009 and for each of the three years ended September 30, 2010, 2009 and 2008 have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or other document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

Following the declaration of effectiveness of the registration statement on Form S-1 of which this prospectus forms a part, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Latrobe Specialty Metals, Inc.:

We have audited the accompanying consolidated balance sheets of Latrobe Specialty Metals, Inc. and subsidiaries (formerly known as Toolrock Holding, Inc.) as of September 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Latrobe Specialty Metals, Inc. and subsidiaries as of September 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

December 20, 2010

Latrobe Specialty Metals, Inc. and Subsidiaries

Consolidated Balance Sheets

All amounts in thousands except share amounts

	September 30,
	2010	2009
Assets:
Current assets:
Trade accounts receivable, net of allowance for doubtful accounts of $2,984 and $2,533, respectively	$54,106	$35,730
Inventories, net	157,492	136,054
Income tax receivable	—	8,518
Prepaid expenses and other current assets	1,766	300
Deferred income taxes	8,569	12,777

Total current assets	221,933	193,379
Property, plant and equipment, net	69,321	66,588
Intangible assets, net and goodwill	5,705	7,467
Other noncurrent assets	8,688	5,455
Deferred income taxes	32,500	26,900

Total assets	338,147	299,789

Liabilities And Stockholders’ Equity:
Current liabilities:
Revolving line of credit	$71,140	$102,971
Current maturities of long-term debt	2,500	1,000
Accounts payable—trade	39,366	18,611
Accrued liabilities	27,684	19,400
Income taxes payable	677	—

Total current liabilities	141,367	141,982
Long-term debt	47,500	32,449
Accrued dividends payable	820	—
Accrued postretirement benefits	57,662	47,497
Liability for pension benefits	42,558	38,404

Total liabilities	289,907	260,332

Stockholders’ equity:
Series A Preferred stock, $0.01 par value. Authorized 34,988,889 shares, 31,490,000 issued and outstanding at September 30, 2010 and 2009	315	315
Series B Preferred stock, $0.01 par value. Authorized 12,114,815 shares, 12,114,815 issued and outstanding at September 30, 2010	121	—
Common stock, $0.01 par value. Authorized 64,965,483 shares, 1,160,000 issued and outstanding at September 30, 2010 and 1,558,000 issued and outstanding at September 30, 2009	12	15
Treasury stock at cost (10,000 common shares held at September 30, 2010 and 2009)	(38)	(38)
Additional paid-in capital	46,928	35,049
Accumulated other comprehensive loss	(32,155)	(22,491)
Retained earnings	33,057	26,607

Total stockholders’ equity	48,240	39,457

Total liabilities and stockholders’ equity	$338,147	$299,789

See accompanying notes to these consolidated financial statements.

Latrobe Specialty Metals, Inc. and Subsidiaries

Consolidated Statements of Operations

All amounts in thousands except share and per share amounts

	September 30,
	2010	2009	2008
Net sales	$309,229	$289,181	$433,104
Cost of sales	254,431	267,832	328,411

Gross profit	54,798	21,349	104,693
Selling, general and administrative expenses	26,219	28,549	37,115

Income (loss) from operations	28,579	(7,200)	67,578

Other expense:
Interest expense, net	11,655	14,205	15,773
Loss on early extinguishment of debt	4,076	—	3,264
Loss (gain) on sale of Koncor division	—	160	(2,163)
Other expense	1,161	505	698

	16,892	14,870	17,572

Income (loss) before income taxes	11,687	(22,070)	50,006
Income tax expense (benefit)	4,417	(7,259)	17,859

Net income (loss)	7,270	(14,811)	32,147
Preferred stock dividends	(820)	—	—
Income allocated to participating securities	(6,275)	—	(24,398)

Net income (loss) available to common stockholders	$175	$(14,811)	$7,749

Net income (loss) per share:
Basic	$0.16	$(20.88)	$0.98

Diluted	$0.16	$(20.88)	0.98

Weighted average shares outstanding:
Basic	1,107	710	7,875
Diluted	34,122	710	31,515

See accompanying notes to these consolidated financial statements.

Latrobe Specialty Metals, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

All amounts in thousands except share amounts

	Series A Preferred stock		Series B Preferred stock		Common stock		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of September 30, 2007	—	—	—	—	31,500,000	$315	—	—	31,185	1,720	9,271	42,491
Net income	—	—	—	—	—	—	—	—	—	—	32,147	32,147
Other comprehensive loss, net of tax benefit of $645 (pension/postretirement benefit plans actuarial losses)	—	—	—	—	—	—	—	—	—	(1,091)	—	(1,091)

Total comprehensive income												31,056
Preferred stock issued for common stock conversion	31,500,000	315	—	—	(31,500,000)	(315)	—	—	—	—	—	—
Purchase of treasury stock	(10,000)	—	—	—	—	—	10,000	(38)	—	—	—	(38)
Stock compensation	—	—	—	—	1,558,000	9	—	—	2,345	—	—	2,354

Balance as of September 30, 2008	31,490,000	315	—	—	1,558,000	9	10,000	(38)	33,530	629	41,418	75,863
Net income (loss)	—	—	—	—	—	—	—	—	—	—	(14,811)	(14,811)
Other comprehensive loss, net of tax benefit of $14,490 (pension/postretirement benefit plans actuarial losses)	—	—	—	—	—	—	—	—	—	(23,120)	—	(23,120)

Total comprehensive income (loss)												(37,931)
Stock compensation	—	—	—	—	—	6	—	—	1,519	—	—	1,525

Balance as of September 30, 2009	31,490,000	315	—	—	1,558,000	15	10,000	(38)	35,049	(22,491)	26,607	39,457
Net income	—	—	—	—	—	—	—	—	—	—	7,270	7,270
Other comprehensive loss, net of tax benefit of $6,096 (pension/postretirement benefit plans actuarial losses)	—	—	—	—	—	—	—	—	—	(9,664)	—	(9,664)

Total comprehensive income (loss)												(2,394)
Series B Preferred stock issued	—	—	12,114,815	121	—	—	—	—	9,879	—	—	10,000
Dividends on Series B Preferred stock	—	—	—	—	—	—	—	—	—	—	(820)	(820)
Stock warrants issued	—	—	—	—	—	—	—	—	2,394	—	—	2,394
Stock compensation	—	—	—	—	(398,000)	(3)	—	—	(394)	—	—	(397)

Balance as of September 30, 2010	31,490,000	$315	12,114,815	$121	1,160,000	$12	10,000	$(38)	46,928	(32,155)	33,057	48,240

See accompanying notes to these consolidated financial statements.

Latrobe Specialty Metals, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

All amounts in thousands

	September 30,
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$7,270	$(14,811)	$32,147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,022	7,511	5,592
Unrealized (gain) loss on interest rate swap	—	(226)	977
Loss on disposal of property, plant and equipment	5	10	83
(Gain) loss on sale of Koncor	—	160	(2,163)
Noncash charge for inventory fair value adjustment	—	1,253	225
Loss on early extinguishment of debt	4,076	—	3,264
Deferred interest on note payable	—	2,837	—
Deferred income taxes	4,704	1,443	(550)
Stock compensation—restricted stock and incentive stock options	(397)	1,525	2,354
Changes in operating assets and liabilities, net of acquisition:
(Increase) decrease in trade accounts receivable	(18,376)	25,104	6,586
(Increase) decrease in inventories	(21,438)	66,723	(15,303)
(Increase) decrease in prepaid expenses and other current assets	(1,466)	225	(177)
(Increase) decrease in other noncurrent assets	27	199	(139)
Increase (decrease) in accounts payable—trade	19,330	(16,866)	2,694
Increase (decrease) in accrued liabilities	9,533	826	(476)
Increase (decrease) in income tax payable/receivable	9,195	(9,459)	(613)
Increase (decrease) in other noncurrent liabilities	(2,689)	648	(2,208)

Net cash provided by operating activities	18,796	67,102	32,293

Cash flows from investing activities:
Proceeds from sale of Koncor	—	575	4,514
Proceeds from sale of property, plant and equipment	25	99	—
Proceeds from Title III	1,507	13,220	—
Purchase of net assets of acquired companies, less cash acquired	—	(620)	(13,300)
Purchase of property, plant and equipment	(9,118)	(20,171)	(44,710)
Purchase of intangible asset	—	(100)	—

Net cash used in investing activities	(7,586)	(6,997)	(53,496)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	10,000	—	—
Proceeds from issuance of long-term debt	57,606	—	—
Proceeds from issuance of stock warrants	2,394	—	—
Purchase of treasury stock	—	—	(38)
Net proceeds from (payments on) revolving credit facility	(31,831)	(60,105)	56,934
Payments on long-term debt	(43,449)	—	(29,613)
Deferred financing costs	(5,930)	—	(6,080)

Net cash (used in) provided by financing activities	(11,210)	(60,105)	21,203

Net change in cash	—	—	—
Cash as of beginning of year	—	—	—

Cash as of end of year	—	—	—

Supplemental disclosures of cash flow information:
Cash paid during period for:
Interest (net of capitalized interest)	$13,568	$10,119	$12,969
Income taxes, net of refunds received	(9,482)	757	19,078

See accompanying notes to these consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Ownership and Nature of Business

Latrobe Specialty Metals, Inc. (“the Company”, formerly known as Toolrock Holding Inc.) is owned by Hicks Holdings (“Hicks”) (46.57%), Watermill-Toolrock Partners, LP (“Watermill”) (29.40%), Sankaty (15.54%), and RGIP, LLC (“Ropes”) (0.16%). The remaining 8.33% is owned by certain members of management and the advisory board, through options granted and shares purchased.

The Company is one of the largest global manufacturers and distributors of high quality specialty metals and alloys, based on pounds sold. The Company serves a diversified group of end markets, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets.

(b) Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Latrobe Specialty Metals Company (“Latrobe”), and Latrobe’s wholly owned subsidiaries, Latrobe Specialty Metals Europe, Inc. (“Latrobe Metals Europe”), Specialty Steel Supply, Inc. (“SSS”), and Latrobe Specialty Metals Distribution Company, Inc. (“Latrobe Distribution”), as well as Latrobe Distribution’s wholly owned subsidiary Latrobe Specialty Steel Distribution, Inc. (“Canada”). All intercompany accounts and transactions have been eliminated in consolidation for all periods.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. The more significant areas requiring the use of management estimates and assumptions relate to the accounting estimates, including trade accounts receivable-allowance for doubtful accounts, inventory obsolescence and valuation, goodwill and identifiable intangible assets and their impairment, revenue recognition, property, plant, and equipment and its impairment, accrued pension benefits, accrued postretirement benefits, share-based payment arrangements, and income taxes. Company management bases its estimates on historical experience, expectations of the future, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(d) Revenue Recognition

The Company recognizes revenue when title is transferred either when products are shipped from the company or received by the customer, the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and therefore is excluded from revenues in the consolidated statements of operations.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Book overdrafts (outstanding checks) have been classified as accounts payable – trade on the accompanying consolidated balance sheets. Changes in book overdrafts during the period are recorded as part of the change in accounts payable – trade within the cash provided by operating activities section in the consolidated statements of cash flows.

(f) Trade Accounts Receivable—Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the allowance for doubtful accounts, Company management considers historical losses experienced by the Company, as well as trends, current receivables aging, and existing industry and national economic data. The allowance for doubtful accounts is reviewed monthly, and adjustments are made when necessary. Account balances are charged off against accounts receivable after all means of collection have been exhausted and the potential for recovery is considered remote. Bad debt expense (benefit) was $935, $235 and $(220) for the years ended September 30, 2010, 2009 and 2008, respectively. The Company does not have any off-balance sheet credit exposure related to its customers.

(g) Inventories

Inventories are stated at the lower of cost or market. Latrobe uses the first-in, first-out (FIFO) method to determine cost, while Latrobe Distribution and SSS use the average cost method. Such costs include the acquisition cost for raw materials and supplies, direct labor, and applied manufacturing overhead within the guidelines of normal plant capacity. Provisions are made for slow-moving and obsolete inventory based upon management’s expected method of disposition. Approximately 70%, 60% and 75% of the inventory is valued using FIFO, as of September 30, 2010 and 2009.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost.

Maintenance and repairs are expensed as incurred, while replacements and betterments are capitalized if they extend the useful life of the related asset. Costs for major maintenance activities are expensed as incurred.

Depreciation of plant and equipment for financial reporting purposes is calculated on the straight-line method over the estimated remaining useful lives of the assets, as follows:

Buildings	21 – 45 years
Machinery and equipment	2 – 20 years

Total depreciation for the years ended September 30, 2010, 2009 and 2008 was $5,477, $4,468 and $2,808, respectively, of which approximately 90% was capitalized as part of the cost of producing inventory and expensed as cost of sales as inventory was sold and 10% was recorded in selling, general, and administrative expense in each year. Assets acquired in business combinations are depreciated over their remaining useful lives. The Company reviews the carrying value of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Should circumstances arise where the expected future undiscounted cash flows are less than asset carrying values, the Company would recognize an impairment loss for the excess of the carrying value over the fair value, if any. Fair value would be determined based upon discounted estimated future cash flows.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

(i) Goodwill and Identifiable Intangible Assets

Goodwill is an asset representing future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

Goodwill is tested for impairment annually as of the balance sheet date and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the fair value of the associated reporting unit to its carrying value, including goodwill. Fair value is estimated using discounted future cash flows and, if available, comparable market values.

Identifiable intangible assets are recorded based upon estimated fair value. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. The Company’s intangible assets consist of customer relationships and patents. The customer relationship assets were determined to have lives of 12 – 15 years, and the patents were determined to have lives of 15 years.

(j) Deferred Financing Costs

Deferred financing costs represent loan fees and other related costs incurred in obtaining the debt financing currently in place, which are being amortized over the terms of the related debt.

(k) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses to the extent it is necessary to provide such amounts.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (included in FASB ASC Subtopic 740-10, Income Taxes – Overall), as of October 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of Interpretation 48 did not have a material impact on the Company’s consolidated financial statements.

(l) Concentrations

Substantially all of Latrobe’s hourly employees are subject to a collective bargaining agreement, which expires August 1, 2013. Approximately 43%, 42% and 44% of the Company’s labor force is covered by the collective bargaining agreement as of September 30, 2010, 2009 and 2008, respectively. The Company experienced a labor stoppage during the period of May 2008 through July 2008 while the new collective

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

bargaining agreement was negotiated. The labor stoppage resulted in approximately $10,000 of additional cost of sales and approximately $5,000 of additional general and administrative expense during the year ended September 30, 2008.

(m) Insurance Claim Liabilities

The Company accrues for costs associated with self-insured retention under certain insurance policies, primarily employee medical insurance and workers’ compensation, based on estimates of such claims developed using specific history of claims and other Company information. Insurance coverage is carried for risk in excess of certain levels for workers’ compensation claims for both 2010 and 2009, and for employee medical insurance claims for 2009.

The Company’s workers compensation claims are covered under insurance policies with a self-insured retention of $250 per claim, and an annual limit of $1,800 for all claims incurred during the policy year. The Company’s employee medical insurance claims were covered under insurance policies with a stop loss rider of $300 per individual per calendar year, until the stop loss rider was discontinued as of September 30, 2009. The Company plans to reinstate the stop-loss rider as of January 1, 2011.

(n) Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB ASC Subtopic 410-20, Asset Retirement Obligations and Environmental Obligations—Asset Retirement Obligations (Statement No. 143, Accounting for Asset Retirement Obligations), arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

(o) Financial Instruments

The Company’s financial instruments consist primarily of accounts receivable, prepaid expenses, income tax receivable, accounts payable, accrued liabilities, interest rate swaps, long-term debt and notes payable. The carrying value of financial instruments approximates fair value, with the exception, at times, of notes payable. See note 10 for fair value of notes payable.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(p) Derivative Instruments and Hedging Activities

The Company carries derivative instruments on the balance sheet at fair value. Our use of derivative instruments is generally limited to cash flow hedges of certain interest rate risks. Changes in the fair value of derivative instruments are recorded through earnings.

(q) Research and Development Expenses

Research and development expenditures are charged to expense as incurred.

Research and development costs amounted to $247, $134 and $415 for the years ended September 30, 2010, 2009 and 2008, respectively.

(r) Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for the years ended September 30, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Interest cost capitalized	$328	459	1,544
Interest cost charged to income	11,655	14,205	15,773

Total interest incurred	$11,983	14,664	17,317

Interest cost charged to income includes amortization expense related to deferred financing costs (note 6), and a fair value adjustment related to the interest rate swap agreement (note 7).

(s) Share-Based Payment Arrangements

The Company accounts for its employee stock-based compensation awards in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model. The Company has elected to treat awards with graded-vesting schedules as individual awards (tranches) for each separately vesting portion of the awards, as long as the vesting is solely based on a service condition.

(t) Pension and Other Postretirement Plans

Latrobe has a noncontributory defined benefit pension plan covering substantially all of its hourly employees upon their retirement. The benefits are based on age, years of service and the greater of the benefit level at time retirement or termination of employment, or level of compensation during the highest continuous five years before retirement. Latrobe also sponsors a defined benefit health care plan for substantially all retirees and full-time employees.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Latrobe records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. Latrobe reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. Latrobe believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the pension or postretirement benefits.

(u) Earnings per Share

Beginning in fiscal year 2010, the Company adopted the FASB’s guidance on the determination of participating securities as it relates to nonvested restricted shares and options that are considered participating securities because the awards have the right to participate in earnings that otherwise would only have been available to common shareholders. Accordingly, the Company calculates basic earnings per share using the two class method. Under the two class method, earnings are allocated to common stock and participating securities according to their participation rights in dividends and undistributed earnings. Because the participating securities have no obligation to share in net losses, losses are not allocated to the participating securities in this calculation.

Diluted earnings per common share is computed using net income available to common stockholders and the weighted average number of common shares outstanding plus potentially dilutive common shares outstanding during the period. Potentially dilutive common shares from employee incentive plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options, and the assumed vesting of outstanding restricted stock units. Potentially dilutive common shares are determined by applying the if-converted method for the outstanding Series A and Series B Convertible Participating Preferred Stock, and for the outstanding Voting Common Stock warrants and Series A preferred warrants.

(v) Subsequent Events

The Company evaluates subsequent events from the balance sheet date through December 20, 2010, the date at which the consolidated financial statements were available to be issued, in order to determine whether there are any other items that need to be disclosed. The company determined there are no items requiring adjustment or disclosure.

(2)    Acquisition

On September 11, 2008, the Company acquired 100% of the outstanding shares of SSS. The results of SSS’s operations have been included in the consolidated financial statements since that date. SSS is a distributor of high quality specialty steels and alloys located in Houston, Texas. The aggregate purchase price, including transaction costs, was $13,920 (which includes the $620 increase identified during 2009 as described below) and was paid in cash. For tax purposes, the Company and the seller jointly made an election under Section 338(h)(10) of the Internal Revenue Code to treat this transaction as a purchase/sale of assets, which resulted in a new tax basis for SSS’s underlying net assets acquired.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company as of the date of acquisition (September 11, 2008).

Current assets:
Trade accounts receivable	$2,746
Inventories	7,963
Prepaid expenses and other current assets	136

10,845

Long-term assets:
Property, plant and equipment	389
Intangible assets	4,700
Goodwill	760

5,849

Total assets acquired	16,694

Current liabilities:
Accounts payable and accrued expenses	2,774

Total liabilities assumed	2,774

Net assets acquired	$13,920

The acquired intangible assets have a weighted average useful life of approximately twelve years. The intangible assets that make up that amount include a customer relationship asset of $4,700.

During 2009, the Company finalized valuations of certain acquired assets, and as a result, the seller was required to pay a purchase price adjustment of $324. In addition, the Company agreed to compensate the seller $501 for the adverse tax consequences incurred as a result of the election under Section 338(h)(10) of the Internal Revenue Code. The net amount of these transactions was $177, and was recorded as a purchase adjustment to goodwill.

Also during 2009, the Company paid federal taxes of $410 on behalf of the former owners of SSS. The Company agreed, as part of the acquisition, to pay any tax due on the final short period return filed by SSS. This amount was also recorded as a purchase adjustment to goodwill.

(3)    Inventories

Inventories consisted of the following as of September 30, 2010 and 2009:

	2010	2009
Raw materials	$15,308	12,573
Work-in-process	68,670	38,896
Finished goods	71,589	82,559
Supplies	1,925	2,026

Total inventories, net	$157,492	136,054

Included in finished goods above is $5,831 and $3,050 of inventory consigned to others as of September 30, 2010 and 2009, respectively. Inventories are net of reserves for excess and obsolete inventory of $6,905 and

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

$13,331 at September 30, 2010 and 2009, respectively. The carrying value of inventories has been reduced for a lower of cost or market (LCM) adjustment of $1,716 and $4,193 as of September 30, 2010 and 2009, respectively.

(4)    Property, Plant and Equipment

Property, plant and equipment consisted of the following as of September 30, 2010 and 2009:

	2010	2009
Land	$685	685
Buildings	11,401	10,706
Machinery and equipment	62,271	57,817
Construction in progress	9,704	6,650

	84,061	75,858
Less accumulated depreciation	(14,740)	(9,270)

	$69,321	66,588

Under Title III of the Defense Production Act, on December 10, 2008 the Department of Defense (DoD) awarded a technology investment agreement to Latrobe, the proceeds of which were used to reduce production lead times by increasing production capacity for vacuum melted or re-melted alloys. For the years ended September 30, 2010 and 2009, Latrobe received DoD awards in the amount of $1,507 and $14,516, respectively, related to this agreement. Of these proceeds, $1,507 (2010) and $13,220 (2009) related to capital expenditures, $1,174 (2009) related to test materials, and $0 (2010) and $122 (2009) related to miscellaneous expenses incurred by Latrobe. The DoD award relating to capital expenditures was recorded as a contra asset (to property, plant and equipment) and is being depreciated over an average useful life of approximately 20 years. The DoD award relating to miscellaneous expenses was offset against those expenses. During the agreement’s period of performance to reduce lead times, Latrobe has given the DoD a priority lien for up to $16,606 on the vacuum induction melting furnace.

Under the terms and conditions of the technology investment agreement, Latrobe has certain obligations (regarding the availability of production for DoD related products) to fulfill through November 1, 2013. Failure to meet these obligations, which management believes is remote, could result in refunding all of the Title III money received by Latrobe.

(5)    Goodwill and Other Intangible Assets

(a) Acquired Intangible Assets

Intangible assets consisted of the following as of September 30, 2010 and 2009:

	2010	2009
Customer relationships	$11,207	11,207
Patent	100	100

	11,307	11,307
Less accumulated amortization	(6,362)	(4,600)

	$4,945	6,707

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Amortization expense for the years ended September 30, 2010, 2009 and 2008 was $1,762, $1,662 and $1,569, respectively. Amortization expense will approximate:

Fiscal year ending September 30:
2011	$1,323
2012	1,102
2013	870
2014	511
2015	295
Thereafter	844

Total	$4,945

(b) Goodwill

Goodwill is attributable to the acquisition of SSS in 2008 (note 2). The amount of goodwill as of September 30, 2010 and 2009 was $760.

(6)    Other Noncurrent Assets

Other noncurrent assets consisted of the following as of September 30, 2010 and 2009:

	2010	2009
Deferred financing costs, net of accumulated amortization of $1,995 and $2,420 respectively	$8,346	4,881
Other	342	574

	$8,688	5,455

The amortization of deferred financing costs for the years ended September 30, 2010, 2009 and 2008 was $1,783, $1,381 and $1,215, respectively. Amortization of these costs is included in interest expense on the Consolidated Statements of Operations. Amortization expense will approximate:

Fiscal year ending September 30:
2011	$3,175
2012	3,083
2013	2,088

$8,346

Deferred financing costs of $6,930, related to the amendments of the credit facility with Wachovia Bank and the new term loan with the Bank of New York Mellon were capitalized during 2010.

(7)    Debt

The Company’s long-term debt consisted of the following as of September 30, 2010 and 2009:

	2010	2009
Revolver	$71,140	102,971
Term loan	2,500	—
Senior subordinated notes payable	—	1,000

Current portion	73,640	103,971

Term loan	47,500	—
Senior subordinated notes payable	—	32,449

Long-term portion	$47,500	32,449

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The Company, on March 6, 2008, entered into a $200,000 Revolving Credit Loan and Security Agreement (Wachovia Credit Facility) with Wachovia Bank, National Association (Wachovia or Senior Agent) and certain other lenders. The Wachovia Credit Facility was composed of a five-year $200,000 Asset Based Revolving Credit Facility (Wachovia Revolver) and includes a $10,000 letter of credit sub-limit. The Wachovia Credit Facility replaced the existing credit facility, and resulted in an expense of $3,264 for early extinguishment of debt related to financing costs that had previously been deferred. On March 17, 2010 the Company and Wachovia executed Waiver and Amendment No. 2 (Amendment No. 2), which reduced the available revolving credit loans to $175,000.

The Wachovia Revolver is secured by substantially all of the assets of the Company. The outstanding borrowings drawn under the Wachovia Revolver cannot exceed the Company’s borrowing base, which includes specified percentages of eligible accounts receivable and inventories. Borrowings under the Wachovia Revolver bear interest at the Company’s option at either the greater of Wachovia’s “Prime Rate” or federal funds open rate plus 0.5%, plus up to 3.25% per annum, or the adjusted Eurodollar rate used by the lender, plus up to 4.50% per annum. As of September 30, 2010, the Wachovia Revolver had an outstanding balance of $71,140. During fiscal year 2010, it bore interest at a weighted average interest rate of 4.13%. In addition, the Company must pay monthly, in arrears, a commitment fee of 0.75% per annum on the unused amount of the Wachovia Revolver’s total commitment. As of September 30, 2010, $5,573 of standby letters of credit have been issued against the Wachovia Revolver. There is also a $10,000 general reserve required which lowers the Company’s availability. The remaining availability related to the Wachovia Revolver was $58,682 as of September 30, 2010, which is based upon the borrowing base collateral of $145,395 at that date. The Company is subject to certain covenants as to minimum EBITDA and fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets, the amount of annual capital expenditures and the declaration of dividends and other distributions on the Company’s capital stock. As of September 30, 2010, the most recent required measurement date under the Wachovia Credit Facility, the Company was in compliance with these covenants.

The balance outstanding on the Wachovia Revolver as of September 30, 2010 and 2009 has been reflected as a current liability in the consolidated balance sheet due to the presence of a lock box requirement and a subjective acceleration clause in the Wachovia Credit Facility.

The Senior Subordinated Notes, as amended, (Notes), issued on December 8, 2006, were due on June 13, 2013. The Notes bore interest at the rate of 18% per annum on the unpaid principal amount. Interest was payable on a quarterly basis and commenced in March 2007. Latrobe and the Company had pledged the equity interests of their direct subsidiaries to secure the Notes.

The holders of the Notes, were Sankaty Credit Opportunities II, L.P., Prospect Harbor Credit Partners, L.P., and Sankaty High Yield Partner III, L.P., and RGIP, LLC (collectively, the Original Note Holders).

In conjunction with Amendment No. 2, Toolrock Investment LLC, along with certain management employees of the company invested an additional $10,000 by purchasing additional shares of the Company’s stock (See note 13). Also in conjunction with Amendment No. 2, the Company and the Original Note Holders executed the Fourth Amendment Agreement (Fourth Amendment). Under the Fourth Amendment, Sankaty Credit Opportunities II, L.P., Prospect Harbor Credit Partners, L.P. and RGIP, Inc (the New Note Holders) agreed to purchase, in cash, an additional $10,000 of Senior Subordinated Notes, due June 8, 2013 and stock warrants (see note 13), in the aggregate principal amount of $10,204.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

On July 30, 2010, the Senior Subordinated Notes along with the accrued interest were paid off through a $50,000 Senior Secured Term Loan (Term Loan) refinancing with DDJ Capital Management LLC (DDJ). This early extinguishment of debt resulted in a loss of $4,076 due to 1) financing costs incurred ($1,682) that had previously been deferred and amortized over the term of the Notes and 2) the debt discount ($2,394) that had been recognized for the value of the stock warrants upon issuance. The Term Loan facility is secured by certain fixed assets of the Company. The Term Loan is payable in quarterly installments of $625, which will commence on December 31, 2010 and increase to $1,250 starting December 31, 2011, with the remaining balance due on September 6, 2013. The Term Loan includes a prepayment requirement, commencing with the fiscal year ending September 30, 2011, in the event that “excess cash flows”, as defined in the Senior Secured Term Loan Agreement, are generated by the Company. The Term Loan bears interest at the applicable margin of 13.5% plus the adjusted Eurodollar rate in effect with a minimum floor of 1.5%. The interest rate as of September 30, 2010 was 15.0%. The Company is subject to certain covenants as to minimum excess availability and fixed charge coverage and leverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets, the amount of annual capital expenditures and the declaration of dividends and other distributions on the Company’s capital stock. As of September 30, 2010, the most recent required measurement date under the Term Loan Facility, the Company was in compliance with these covenants.

In conjunction with the refinancing on July 30, 2010, the Company and Wachovia executed Amendment No. 3 to the Loan and Security Agreement (Amendment No. 3) with changes to certain covenants, such as the elimination of minimum EBITDA and the addition of minimum availability. In addition, a prepayment requirement, commencing with the fiscal year ending September 30, 2011, was added in the event that “excess cash flows”, as defined in the Term Loan Agreement, are generated by the Company. As of September 30, 2010, the most recent required measurement date under Amendment No. 3 of the Wachovia Credit Facility, the Company was in compliance with these covenants.

In March 2007, the Company entered into an interest rate swap transaction with a fixed rate of 4.88% to serve as an interest rate derivative for $60,000 of its debt. The agreement expired on March 12, 2010, and the costs to settle the agreement were charged to interest expense during 2010. The adjustment to recognize the fair value of this agreement resulted in an unrealized gain (loss) of $226 and ($977) for the years ended September 30, 2009 and 2008, which was charged or credited to interest expense during the respective periods.

The interest rate swap was reflected at fair value in the consolidated financial statements as of September 30, 2009. The fair value of interest rate swaps is determined using pricing models developed based on the swap rate and other observable market data (Level 2 inputs), adjusted to reflect nonperformance risk of both the counterparty and the Company. The fair value related to this agreement was a liability of $1,248 as of September 30, 2009, and is reflected in accrued liabilities on the accompanying consolidated balance sheets.

The aggregate maturities of debt by year as of September 30, 2010 are:

Fiscal year ending September 30:
2011	$73,640
2012	5,000
2013	42,500

$121,140

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

(8)    Income Taxes

Income tax expense (benefit) consisted of the following:

	Current	Deferred	Total
Year ended September 30, 2010:
Federal	$(503)	4,321	3,818
State and local	216	383	599

	$(287)	4,704	4,417

Year ended September 30, 2009:
Federal	$(8,702)	2,217	(6,485)
State and local	—	(774)	(774)

	$(8,702)	1,443	(7,259)

Year ended September 30, 2008:
Federal	$15,342	(125)	15,217
State and local	3,067	(425)	2,642

	$18,409	(550)	17,859

The provision for (benefit from) income taxes applicable to results of operations differed from the U.S. federal statutory rate as follows:

	2010	2009	2008
Statutory federal tax rate	35%	35%	35%

Tax provision for (benefits from) income taxes at the statutory rate	$4,090	(7,724)	17,502
Provision from (benefit from) state taxes, net of federal taxes	389	(1,022)	1,765
Permanent non-deductible items	68	116	69
Qualified domestic production activities deduction	(236)	540	(954)
Tax credits	(25)	(250)	—
Nondeductible incentive stock options	154	—	—
Other, net	(23)	1,081	(523)

Provision from (benefit from) income taxes at effective rate	$4,417	(7,259)	17,859

Effective tax rate	37.8%	32.9%	35.7%

For 2009, the income tax benefit presented differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income primarily due to the effect of a deduction for qualifying domestic production activities taken in earlier years which was reversed as a result of the Company’s election to carryback the 2009 taxable loss to prior years.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of September 30, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:
Accrued postretirement benefits	$23,382	20,206
Liability for pension benefits	19,307	16,002
Inventories	4,210	8,561
State net operating loss carryforwards	875	796
Accrued liabilities and other	3,274	4,143

Total gross deferred tax assets	51,048	49,708

Deferred tax liabilities:
Property, plant and equipment	(9,194)	(9,148)
Intangible assets	(785)	(883)

Total gross deferred tax liabilities	(9,979)	(10,031)

Net deferred tax asset	$41,069	39,677

In assessing the realizability of deferred tax assets, Company management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Company management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon historical profitability of the Company and the extended periods in which the deferred tax assets are deductible, Company management believes it is more likely than not the Company will realize the tax benefits associated with its deferred tax assets.

The Company has state net operating losses (primarily in Pennsylvania) of approximately $12,780 that will expire, if unused, in 2029. Management believes that it is more likely than not that these state net operating losses will be realized prior to their expiration.

The Company has no unrecognized tax benefits as of September 30, 2010. Tax related interest and penalties accrued on the balance sheet as of September 30, 2010 and 2009 are not material.

Federal income tax returns filed by the Company remain open to examination from the tax year ended December 31, 2006 forward. Pennsylvania income tax returns for the tax years ended September 30, 2007 and forward are open to examination.

(9)    Employee Benefit Plans

The Company sponsors two defined contribution 401(k) plans; one plan covers the bargaining unit employees of Latrobe, and the second plan covers all eligible salaried and all other nonbargaining unit employees of the Company. Employees are generally eligible to enroll upon completion of one full calendar month of employment. The Company makes matching contributions, based on 100% of the first 1% to 3% of employee contributions and 50% on employee contributions of 4% to 6%, for the plan covering all salaried and nonbargaining unit employees of the Company. During fiscal year 2009, the Company temporarily discontinued

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

the matching contributions. The match was reinstated in August of 2010. The Company also makes additional quarterly contributions on behalf of eligible salaried and nonbargaining unit employees ranging from 1% to 4.5% of eligible quarterly compensation, based on age and years of service. The expense for such contributions was $669, $1,208 and $1,688 for the years ended September 30, 2010, 2009 and 2008, respectively. Company contributions are not made to the plan covering bargaining unit employees of Latrobe.

The Company has a noncontributory defined benefit pension plan (Pension Plan) covering bargaining unit employees at its Latrobe location. The benefits are based on age, years of service and the average earnings during the highest 60 consecutive calendar months out of the last 120 months of service. The Company makes annual contributions to the Pension Plan within the range of the minimum and maximum allowable contributions as determined by its actuary. The Company made contributions of $2,744, $0 and $0 for the years ended September 30, 2010, 2009 and 2008, respectively.

The Company also makes contributions to a multi-employer defined benefit pension plan on behalf of bargaining unit employees at one of its locations based on rates as established in the union contract. The Company made contributions of $28 for the years ended September 30, 2010, 2009, and 2008.

The Company also sponsors two defined benefit postretirement healthcare plans; one plan covers the bargaining unit employees (and retirees) of Latrobe and the second plan covers all active salaried and all other nonbargaining unit employees of the Company.

These plans provide postretirement healthcare benefits to full-time employees and retirees, as applicable (and their spouses and dependents) who meet minimum age and service requirements. The plans are contributory with respect to retiree contributions, which are adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. Further, these plans establish a limit at which the Company’s contribution is capped. The Company’s policy is to fund the cost of healthcare benefits as incurred under the plans.

The Company has received documentation from the Internal Revenue Service supporting the tax exempt status for its hourly defined benefit plan. The Company believes that its other employee benefit plans have been designed to meet the requirements of the Internal Revenue Service and therefore qualify for tax-exempt status.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides for a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. During 2008, the Company applied for and was approved for the subsidy. Thus, the actuarial valuations as of September 30, 2010, 2009 and 2008 reflect the benefit of this subsidy.

The measurement dates for the actuarial valuations of the pension and the postretirement benefits plans are as of the respective balance sheet dates.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The following table sets forth the benefit obligations, fair value of plan assets, and funded status as of September 30, 2010 and 2009 for the Pension Plan:

	Pension benefits
	2010	2009
Projected benefit obligation as of beginning of year	$108,468	88,358
Service cost	1,508	991
Interest cost	5,609	6,608
Remeasurement	207	2,590
Actuarial loss (gain), net	9,428	18,882
Prior service cost	—	923
Benefits paid	(9,642)	(9,884)

Projected benefit obligation as of end of year	115,578	108,468

Fair value of plan assets as of beginning of year	67,038	76,330
Actual return on plan assets	5,567	592
Employer contributions	2,744	—
Benefits paid	(9,642)	(9,884)

Fair value of plan assets as of end of year	65,707	67,038

Funded status	$(49,871)	(41,430)

Amounts recognized in the consolidated balance sheets consist of:
Accrued liabilities	$(7,313)	(3,026)
Liability for pension benefits	(42,558)	(38,404)

	$(49,871)	(41,430)

Accumulated other comprehensive income, net of tax (net actuarial gains)	$23,792	19,425

The accumulated pension benefit obligation was $114,015 and $107,018 as of September 30, 2010 and 2009, respectively.

The pension assets (reflected as part of the liability for pension benefits) are reflected at fair value in the consolidated financial statements. The fair value of these pension assets is measured using quoted market prices (Level 1 input) and unadjusted quoted prices available in active markets for similar asset or liabilities (Level 2 input) at the reporting date multiplied by the quantity held.

The Company’s pension plan assets are exposed to various risks such as interest rate, market and credit risks. Recent market conditions have resulted in an unusually high degree of volatility and increased the risks associated with the investments within pension plan assets. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The Company establishes the expected rate of return on plan assets by considering the historical returns for the plan’s current investment mix and its advisor’s range of expected returns for the plan’s current investment mix. The following table sets forth the benefit obligations, fair value of plan assets, and funded status for the postretirement benefit plans as of September 30, 2010 and 2009:

	Postretirement benefits
	2010	2009
Benefit obligation as of beginning of year	$50,274	39,436
Service cost	1,032	421
Interest cost	2,879	2,872
Remeasurement	4,000	(219)
Plan participant contributions	1,597	1,355
Actuarial losses, net	4,811	10,545
Benefits paid	(3,788)	(4,136)

Benefit obligation as of end of year	$60,805	50,274

Change in plan assets:
Fair value of plan assets as of beginning of year	$—	—
Company contributions	2,191	2,781
Plan participant contributions	1,597	1,355
Benefits paid	(3,788)	(4,136)

Fair value of plan assets as of end of year	—	—

Funded status	$(60,805)	(50,274)

Amounts recognized in the consolidated balance sheets consist of:
Accrued liabilities	$(3,143)	(2,777)
Accrued postretirement benefits	(57,662)	(47,497)

	$(60,805)	(50,274)

Accumulated other comprehensive income, net of tax (net actuarial gains)	$8,336	3,042

Amounts recognized in accumulated other comprehensive income/(loss) consist of:
Actuarial net gain/(loss)	$(8,586)	(10,627)
Net prior service credit/(cost)	—	—

Total	$(8,586)	(10,627)

The estimated amounts that will be amortized from AOCI into net periodic benefit cost over the next fiscal year for the qualified post-retirement benefit plan and pension benefit plan is as follows:

	Postretirement Benefits	Pension Benefits

Amortization of the net (gain)/loss	$532	2,099

Amortization of prior service cost/(credit)	$—	72

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Weighted average assumptions used to determine the Company’s pension and postretirement benefit obligations as of September 30, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Discount rate:
Pension benefits obligation	4.56%	5.40%	7.60%
Postretirement benefits obligations—hourly plan	4.54%	5.40%	7.60%
Postretirement benefits obligation—salary plan	5.10%	5.65%	7.60%

Pension net periodic cost	5.40%	7.60%	6.00%
Postretirement net periodic cost—hourly plan	5.40%	7.60%	6.00%
Postretirement net periodic cost—salary plan	5.65%	7.60%	6.00%

Rate of compensation increase:
Pension benefits	3.00%	3.00%	3.00%

Expected return on pension plan assets	7.50%	7.50%	7.50%

Since the defined benefits plan and other benefits liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rate was determined based on an analysis of interest rates for high-quality, long-term corporate debt at each measurement date. The discount rate used to determine the defined benefits plan and other benefits projected benefit obligation as of the balance sheet date is the rate in effect at the measurement date. The same rate is also used to determine the defined benefits plan and other benefits expense for the following fiscal year.

The following table shows the expected health care rate increase and the future rate and time at which it is expected to remain constant.

	2010	2009	2008
Assumed health care cost trend rate	7.9%	6.3%	7.2%
Rate to which the cost trend rate is assumed to decline and remain (the ultimate trend rate)	4.2%	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2083	2085	2084

Assumed health care cost trend rates have an effect on the amounts reported for other postretirement benefits. A one percentage point increase in the assumed health care cost trend rate for fiscal year 2010 would increase service and interest cost by approximately $400 and increase the postretirement benefit obligation by approximately $7,700. A one percentage point decrease in the assumed health care cost trend rate for fiscal year 2010 would decrease service and interest cost by approximately $500 and decrease the postretirement benefit obligation by approximately $5,300.

The net periodic benefit cost (benefit) recognized for the Pension Plan was as follows:

	Pension benefits
	2010	2009	2008
Components of net periodic benefit cost:
Service cost	$1,508	991	1,199
Interest cost	5,609	6,608	5,667
Expected return on plan assets	(4,771)	(5,356)	(7,337)
Amortization of net actuarial loss	1,596	—	—
Amortization of prior service cost	72	72	—

Net periodic benefit cost (benefit)	$4,014	2,315	(471)

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The net periodic benefit cost (benefit) recognized for postretirement benefits is shown in the table below.

	Postretirement benefits
	2010	2009	2008
Components of net periodic benefit cost:
Service cost	$1,032	421	764
Interest cost	2,879	2,872	2,470
Amortization of net actuarial loss (gain)	225	(301)	—

Net periodic benefit cost	$4,136	2,992	3,234

The Pension Plan assets by category, and weighted-average asset allocations at September 30, 2010 and 2009 are as follows:

	Pension plan assets (fair value)
	2010		2009
Equity securities	$41,107	62.6%	31,926	47.6%
Debt securities	22,331	34.0%	20,517	30.6%
Cash	2,131	3.2%	13,519	20.2%
Other investments	138	0.2%	1,076	1.6%

Total pension plan assets	$65,707	100.0%	67,038	100.0%

The Company’s policy for developing a pension plan investment strategy includes the periodic development of an asset and liability study by an independent investment consultant. Management considers this study in establishing an asset allocation that is presented to and approved by the Company’s Plan Committee.

Management determines an asset allocation that will provide the highest level of return for an acceptable level of risk. Accordingly; the Company invests in different asset classes including large-, mid- and small-cap growth and value funds, index and international equity funds, short-term and medium-term duration fixed-income funds and high yield funds. The plan’s current target allocation policy is to have approximately 55 percent U.S. and international equities, 35 percent fixed income securities and 10 percent cash equivalents. The Company may vary the actual asset mix based on the ratio of the plan assets and liabilities. Management reviews the asset allocation on a quarterly basis and makes revisions as deemed necessary.

The fair values of the Company’s pension plan assets as of September 30, 2010, by asset category and by the levels of inputs used to determine fair value were as follows:

	Fair Value
	9/30/2010			9/30/2009
	Level 1	Level 2	Total	Level 1	Level 2	Total
Short-term investments money funds	2,131		2,131	13,519		13,519
Bonds	12,956		12,956	10,966		10,966
Mutual funds	9,375		9,375	9,551		9,551
U.S. common stocks	35,801		35,801	31,382		31,382
International equity	5,306		5,306	544		544
Commingled funds	—	138	138	—	1,076	1,076

	$65,569	$138	$65,707	$65,962	$1,076	$67,038

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Investments in domestic and international equities are generally valued at the closing price reported on the active market on which they are traded. Commingled funds are valued based on the net asset value (“NAV”) established for the fund at each valuation date. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Corporate and government agency bonds and other fixed income securities are valued using closing bid prices on an active market when possible, otherwise using evaluated bid prices. The measurements of these assets is made using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2).

Management establishes the expected long-term rate of return assumption by reviewing historical trends and analyzing the current and projected market conditions in relation to the plan’s asset allocation and risk management objectives. In determining the expected long-term rate of return, the Company considered historical returns for individual asset classes and the impact of active portfolio management.

Future benefit payments as of September 30, 2010 over the next ten fiscal years are expected to be as follows:

	Pension benefits	Postretirement benefits
Fiscal year ending September 30:
2011	$9,396	3,214
2012	9,205	3,318
2013	9,008	3,446
2014	8,779	3,542
2015	8,555	3,637
2016—2020	39,236	19,846

The expected contribution to be made for the pension plan in the next fiscal year is $7,313, which is included in accrued liabilities in the accompanying consolidated balance sheet.

(10)    Fair Value of Financial Instruments

The fair value of the Term Loan and Senior Subordinated Notes Payable are estimated by discounting the future cash flows of each issuance at rates that the Company estimates that it could obtain similar debt instruments of comparable maturities (Level 3 inputs). The fair value of the Revolver approximates the carrying amount due to the interest rate being based on one-month floating Eurodollar rates.

The carrying amounts and approximate fair values as of September 30, 2010 and 2009 are as follows:

	Carrying amount		Approximate fair value
	2010	2009	2010	2009
Liabilities:
Senior subordinated notes payable	$—	33,449	—	27,600
Term loan	50,000	—	50,000	—

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The fair values of the financial instruments noted above as of September 30, 2010 and 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

(11)    Related Party Transactions

During the years ended September 30, 2010, 2009 and 2008, the Company incurred management fees for services rendered by Watermill and Hicks, both related parties. Watermill was paid $788, $563 and $750 and Hicks was paid $525, $375 and $500 for the years ended September 30, 2010, 2009 and 2008, respectively. No management fees were owed as of September 30, 2010. As of September 30, 2009, the Company owed management fees of $188 to Watermill and $125 to Hicks, respectively. In addition, as of September 30, 2010 the Company owes Hicks $500 and Watermill $500 for services related to securing the Term Loan during the year (note 7), and these fees incurred related to the Term Loan have been deferred and are being amortized over the term of the related debt (note 6).

No management fees were owed at September 30, 2008. In addition, during the year ended September 30, 2008 the Company paid Hicks $1,500 and Watermill $1,500 for services related to securing the debt refinanced during the year (note 7). The fees paid for the debt financing services had been deferred and were written off in 2010 at the time of the refinancing.

On December 8, 2006, the Company acquired 100% of the outstanding shares of Latrobe from The Timken Company (Timken). At that time, the Company and Timken entered into a Transition Service Agreement (TSA) under which Timken agreed to provide certain services to the Company for a fee as set forth in the TSA. These services include technology center, transition management services, computer mainframe operation and support, and information technology user support.

For the years ended September 30, 2009, and 2008, Timken continued to provide various services to the Company as set forth in the TSA. Actual expenses incurred under the TSA for the years ended September 30, 2009 and 2008 were $554 and $396, respectively.

(12)    Commitments and Contingencies

The manufacturing of certain of the Company’s products requires a significant volume of natural gas. As of September 30, 2010 the Company entered into five contracts to purchase natural gas for the months of November 2010 through March 2011. The first contract is for 10,000 mcf per month at a fixed price of $5.00 per mcf, and the second contract is for 20,000 mcf per month at a fixed price of $4.465 per mcf. The third, fourth and fifth contracts are each for 10,000 mcf per month at fixed prices of $4.490, $4.350, and $4.145 per mcf, respectively. The Company is obligated to purchase the agreed upon amount at the agreed upon prices plus a basis cost of $0.19 per mcf, a transportation cost of $0.36 per mcf and a pool fee of $0.08 per mcf.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The Company is subject to federal, state, and local laws designed to protect the environment and believes that as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

The Company is party to various litigation, claims and disputes, including labor regulation claims and Occupational Safety and Health Administration and environmental regulation violations arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on its business, consolidated financial condition, results of operations or cash flows. The accrual for estimated losses from environmental remediation obligations was approximately $200 as of September 30, 2010, 2009 and 2008.

(13)    Stockholders’ Equity

Effective March 17, 2010, the Company amended and restated its Certificate of Incorporation to increase the number of authorized shares of capital stock and to create an additional class of stock. The new equity structure is as follows: $0.01 par value Voting Common Stock (63,000,000 shares authorized), $0.01 par value Non-Voting Common Stock (1,965,483 shares authorized), $0.01 par value Series A Convertible Participating Preferred Stock (Series A Preferred Stock) (34,988,889 shares authorized) and $0.01 par value Series B Convertible Participating Preferred Stock (Series B Preferred Stock) (12,114,815 shares authorized). The holders of the Series B Preferred Stock are entitled to receive dividends, which accrue at a rate of 15% per year, whether or not declared by the Board of Directors. As of September 30, 2010, accrued dividends were $820. In addition in the event of a liquidation event, the holders of the Series B Preferred Stock are entitled to a preferential payment equal to at least their original principal investment. The holders of the Series B Preferred Stock will receive the dividends and preferential payment before any dividends or other distributions are paid to any other class of securities junior to the Series B Preferred Stock, including Series A Preferred Stock and the Common Stock. Payment of the dividends and preferential payment is subject to certain provisions of the Wachovia Credit Facility and Term Loan.

Each share of Series A Preferred Stock and each share of Series B Preferred Stock carry the same voting rights as one share of Voting Common Stock, and the holders of the Series A Preferred Stock and the Series B Preferred Stock vote together with the holders of Voting Common Stock as a single class. Each share of Series A Preferred Stock and each share of Series B Preferred Stock is convertible into one share of Voting Common Stock, and is converted by the surrender of stock certificates.

Subject to the prior payment of the Series B Preferred Stock dividend, the holders of the Series A Preferred Stock are entitled to receive dividends (subject to approval under the terms of the Wachovia Credit Facility), including a one-time special dividend of $0.022635 per share and a further one-time preferential dividend of $0.90 per share, before any dividends or other distributions are paid to Common Stock or any other class of stock designated as junior to the Series A Preferred Stock.

In conjunction with the Fourth Amendment, the New Note Holders agreed to purchase in cash an additional $10,000 of Senior Subordinated Notes due June 8, 2013 and the stock warrants, as discussed below, in the aggregate principal amount of $10,204. The Company issued to the New Note Holders (1) Voting Common Stock Warrants equal to 10% of the Company’s fully diluted Common Stock equivalents, or 135,556 warrants at an exercise price of $0.01 per share and (2) Series A Preferred Warrants equal to 10% of the Company’s Series A Preferred Stock, or 3,498,889 warrants, at an exercise price of $0.01 per share. In accordance with the agreement, the company had the right to claw back the aforementioned warrants if the Senior Subordinated Notes could be refinanced within a certain time period. On July 30, 2010, in conjunction with the term debt issued by DDJ, the

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Senior Subordinated Notes were paid in full. At such time, 2,974,056 Series A Preferred Stock Warrants were clawed back leaving issued and outstanding, 524,833 Series A Preferred Stock Warrants as of September 30, 2010. Also, at such time 115,223 Voting Common Stock Warrants were clawed back leaving issued and outstanding, 20,333 Voting Common Stock Warrants as of September 30, 2010. The Company recorded the value of the total net warrants issued as a debt discount against the value of the Notes in the amount of $2,394 and to Additional Paid-in Capital. This debt discount was later charged to loss on early extinguishment of debt as a result of the July 30, 2010 refinancing (note 7).

Subject to the aforementioned dividend preferences, the Series A Preferred Stock, the Series B Preferred Stock, the Voting Common Stock Warrants, and the Series A Preferred Stock Warrants all participate in dividends on an equivalent basis with Common Stock.

(14)    Share-Based Payment Arrangements

The Company has an Employee, Director, and Consultant Stock Plan (ED&C Plan), which provides stock awards to the participants. The ED&C Plan as amended provides for 3,542,822 shares of Non-Voting Common Stock to be available for award to the participants. Shares of restricted Non-Voting Common Stock totaling 1,558,000 have previously been granted to certain management personnel. These restricted shares are now fully vested, with 50% vesting having occurred at December 31, 2008 and 50% vesting having occurred at December 31, 2009. The vesting of these restricted shares was based solely on continued service by the recipient. During the first quarter of the fiscal year ended September 30, 2010, 398,000 restricted shares from a former Company officer were forfeited due to the termination of this officer’s employment. As of September 30, 2010, 1,160,000 restricted shares remain outstanding.

The restricted Non-Voting Common Stock has dividend rights equivalent to Common Stock, whether or not vested, and thus participate in dividends on an equivalent basis with Common Stock.

Included in stock compensation expense is $(797), $1,525 and $2,354 for the years ended September 30, 2010, 2009 and 2008, respectively, which represents management’s estimate of the amount of stock compensation expense related to the restricted stock grant and forfeited shares, based upon the elected policy as explained in note 1. Stock compensation expense in 2010 includes compensation expense of $246 and income of $1,043, related to the aforementioned forfeiture.

Furthermore, the Company has a business advisory board and in July 2008 granted nonqualified stock options for 30,000 shares of Non-Voting Common Stock to two members of the advisory board, such stock options having an exercise price which approximated fair market value at the grant date.

Under the ED&C Plan, the Company is authorized to grant stock options to certain key employees, nonemployee directors and consultants in the form of either restricted stock, nonqualified stock options (NQSOs) or incentive stock options (ISOs). On January 26, 2010, the Company granted 609,927 ISOs for the purchase of Non-Voting Common Stock at an exercise price of $2.82, the fair value of the Company’s common stock on the day of the grant as determined by an independent valuation. The ISOs granted are exercisable for a period of ten years from the date of grant and vest 25% per year over a four-year period from the grant date. Included in stock compensation expense is $400 for the year ended September 30, 2010, which represents management’s estimate of the amount of stock compensation expense related to the ISO’s which were outstanding during the year.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The calculated fair value of each option granted is estimated on the date of the grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions used for grants:

2010
Expected dividend yield	0.00%
Expected volatility of Company’s stock	67.74%
Risk-free interest rate	3.28%
Expected life in years	7.0
Weighted average calculated fair value of options granted per share	$1.89

Because the Company is a privately owned, closely held corporation, there is not sufficient empirical data associated with prior transactions involving the Company’s common stock to determine the volatility of the common stock. Expected volatility was based upon comparable guideline companies whose historical volatilities provided a better indication of the future volatility of the Company’s stock. The risk free interest rate is based upon a zero coupon treasury rate.

The following table provides information about outstanding options for the year ended September 30, 2010:

	Shares (in thousands)	Weighted average exercise price per share	Weighted Average Remaining Contractual Term (in Years)
Options outstanding at September 30, 2009	—	$—
Granted	609,927	2.82
Exercised	—	—
Forfeited	—	—

Options outstanding at September 30, 2010	609,927	$2.82	9.3

The following table summarizes the activity under the stock option plans:

Grant Date	Exercise Price Per Share	Remaining Contractual Years	Outstanding Number of Options	Exercisable Number of Options
January 26, 2010	$2.82	9.3	609,927	—

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

(15)    Operating Leases

The Company has noncancelable operating leases for warehouses, office facilities, and certain machinery and equipment that expire on various dates through May 2016. Certain of our operating leases for real estate contain lease renewal terms that extend through fiscal year 2020. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. The future minimum lease payments under these leases as of September 30, 2010 are as follows:

Fiscal year ending September 30:
2011	$2,858
2012	2,593
2013	2,262
2014	1,506
2015	945
Thereafter	672

$10,836

Rent expense for all operating leases was $2,526, $2,220 and $1,755 for the years ended September 30, 2010, 2009 and 2008, respectively.

(16)    Sale of Certain Assets of Koncor Industries Division

On August 1, 2008, Latrobe sold certain assets of the Koncor Industries Division (Koncor) to Precision Industries, Inc. for a total sales price of $5,249. Latrobe received cash proceeds of $4,514, an amount placed in escrow of $525 (which was received during 2009), and a net sales price adjustment receivable of $210. The gain on sale of assets sold of $2,163 was determined as follows:

Total purchase price	$5,249
Assets sold:
Inventory	2,990
Net book value of machinery and equipment	96

3,086

Gain on sale of certain Koncor assets	$2,163

In December 2008, the Company received a payment of $407 from the escrow account as partial settlement. In April 2009, the Company received the final $118 escrow payment as well as a net sales price adjustment of $50. The $160 balance of the net sales price adjustment receivable was written off in 2009. The assets sold, the results of operations and cash flows of Koncor were not considered material to the consolidated financial statements and as such, were not classified as discontinued operations in the accompanying consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

The following is a summary of the results of operations for the Koncor division:

October 1, 2007 through August 1, 2008
Net sales	$8,370
Cost of sales	6,676

Gross profit	1,694
Selling, general and administrative expenses	557

Income from operations	$1,137

(17)    Department of Defense—Strategic Buffer Contract

The Strategic Buffer Contract was signed on September 23, 2008 with the DoD. It is designed to ensure that specific grades and quantities of metal are available to meet surge and sustainment requirements for the DoD. The DoD has paid the Company $3,900 for the production of this material. Currently the Company stores this material at its facility and retains title to it throughout the duration of the contract. Upon completion of the contract, the Company will either retain title to the material for sale in its daily operations and return the $3,900 to the DoD, or the Company will retain the $3,900 and the DoD will take ownership of the material and move it to their facilities. The contract signed in 2008 was for a one year term and included four separate one year renewal options. As of September 30, 2010, the government elected to exercise the second renewal option. The $3,900 is included as part of accrued liabilities as of September 30, 2010 and 2009, and no revenue has been recognized as a result of this buffer contract.

(18)    Segment Information, Geographic and Product Data

The Company is comprised of two business segments: Manufacturing, which includes Latrobe and Latrobe Metals Europe, and Distribution, which includes Latrobe Distribution, Canada, and SSS. The Manufacturing segment’s process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty metals. The Distribution segment globally sources and distributes corrosion resistant steels and powder metals for a wide range of industries. Management has chosen to report under these two segments due to the different functions of the segments and because the Company’s chief operating decision–maker reviews financial information based on these two segments, except for interest expense and deferred financing costs, which are reviewed on a consolidated basis.

The accounting policies of both reportable segments are the same as those described in Note 1: Description of Business and Significant Accounting Policies. Sales between the segments are generally made at market-related prices. On a consolidated basis, there were no significant individual customer sales that accounted for more than 10 percent of the total sales during fiscal years 2010, 2009 and 2008.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Segment data is as follows:

(dollars in thousands)	Years ended September 30,
	2010	2009	2008
Net sales:
Manufacturing	$210,477	220,616	334,699
Distribution	112,908	74,805	110,386
Intersegment	(14,156)	(6,240)	(11,981)

Consolidated net sales	$309,229	289,181	433,104

Operating Income (Loss):
Manufacturing	$24,957	(5,320)	51,606
Distribution	5,941	(2,235)	13,695
Intersegment	(2,319)	355	2,277

Consolidated operating income (loss)	$28,579	(7,200)	67,578

Interest expense and other financing costs, including loss on early extinguishment of debt:
Manufacturing	$15,731	14,205	19,037
Distribution	0	0	0

Total interest expense and other financing costs, including loss on early extinguishment of debt:	$15,731	14,205	19,037

Other Expense:
Manufacturing	$1,033	601	(1,531)
Distribution	128	64	66

Total other expense	$1,161	665	(1,465)

Depreciation and amortization:
Manufacturing	$7,572	6,340	5,045
Distribution	1,450	1,171	547

Total depreciation and amortization	$9,022	7,511	5,592

Capital Expenditure
Manufacturing	$8,823	19,857	44,158
Distribution	295	314	552

Total capital expenditures	$9,118	20,171	44,710

Total assets by segment are as follows:

	September 30,
	2010	2009
Total Assets:
Manufacturing	$248,230	228,939
Distribution	89,917	70,850

Total assets	$338,147	299,789

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

Net sales by product line are as follows:

	2010	2009	2008
High Speed Steels	$32,774	29,200	64,635
Die Steels	67,030	50,519	94,520
High Temp Alloys	19,697	15,883	21,205
Bearing Steels	30,029	41,019	65,019
Structural	87,864	103,471	138,950
Corrosion Resistant	26,898	18,224	17,313
Conversion	7,593	9,077	8,846
Stainless	20,395	15,250	2,259
Powder Tool Steels	14,715	4,397	7,583
Misc	2,234	2,141	12,774

	$309,229	$289,181	$433,104

Geographic data is as follows:

Geographic Data

	Years Ended
	2010	2009	2008
Net Sales:
Domestic	280,529	260,534	395,304
International	28,700	28,647	37,800

Consolidated Net Sales	309,229	289,181	433,104

(20)    Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs & Expenses		Deductions		Balance at End of Period
Year ended September 30, 2010
Allowance for doubtful accounts receivable	$2,533	$935		$(484	)(1)	$2,984

Inventory excess and obsolete reserves	$13,331	$—		$(6,426	)(2)	$6,905

Year ended September 30, 2009
Allowance for doubtful accounts receivable	$2,752	$235		$(454	)(1)	$2,533

Inventory excess and obsolete reserves	$10,198	$3,133	(2)	$—		$13,331

(1)	Uncollectible accounts written off net of recoveries.
(2)	Net activity

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010, 2009 and 2008

(Dollars in thousands)

(21)    Earnings (Loss) Per Share

The following table sets for the computation of basic and diluted net income (loss) per share for the three years ended September 30, 2010 (shares in thousands):

	For the year ended September 30,
	2010	2009	2008
Numerator (basic and diluted):
Net Income (loss)	$7,270	$(14,811)	$32,147
Less: Preferred stock dividends (Series B)	(820)	—	—
Less: Income allocated to participating securities	(6,275)	—	(24,398)

Net Income (loss) available to common stockholders for basic EPS	$175	$(14,811)	$7,749

Add back: income allocated to participating securities	5,213	—	23,248

Net income (loss) available to common stockholders for diluted EPS	$5,388	$(14,811)	$30,997

Denominator (basic):
Weighted average common shares outstanding	1,107	710	7,875

Denominator (diluted):
Weighted average common shares	1,107	710	7,875
Dilutive stock options	60	—	15
Common shares from Series A Preferred Stock Warrants	1,400	—	—
Common shares from Non-voting Common Stock Warrants	55	—	—
Common shares from Series A Preferred Stock	31,500	—	23,625

Weighted average common shares outstanding	34,122	710	31,515

Net income (loss) per share attributable to holders of common stock:
Basic	$0.16	$(20.88)	$0.98
Diluted	$0.16	$(20.88)	$0.98

The following represents shares not included in the computation of diluted earnings per share because to do so would have been anti-dilutive (shares in thousands):

Series A Convertible Participating Preferred Stock	—	31,500	—
Series B Convertible Participating Preferred Stock	12,115	—	—
Restricted stock	—	612	—
Stock options	610	60	1,558

	12,725	32,172	1,558

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	Unaudited	Derived from Audited Financial Statements
	March 31, 2011	September 30, 2010
Assets
Current assets:
Trade accounts receivable, net of allowance for doubtful accounts of $3,104 and $2,984, respectively	$72,830	$54,106
Inventories, net	211,168	157,492
Prepaid expenses and other current assets	811	1,766
Deferred income taxes	8,569	8,569

Total current assets	293,378	221,933
Property, plant, and equipment, net	70,780	69,321
Intangible assets, net and goodwill	5,044	5,705
Other noncurrent assets	7,517	8,688
Deferred income taxes	32,500	32,500

Total assets	$409,219	$338,147

Liabilities and Stockholders’ Equity
Current liabilities:
Revolving line of credit	$119,709	$71,140
Current maturities of long-term debt	3,750	2,500
Accounts payable—trade	53,146	39,366
Accrued liabilities	24,117	27,684
Income taxes payable	2,331	677

Total current liabilities	203,053	141,367
Long-term debt	45,000	47,500
Accrued dividends payable	1,647	820
Accrued postretirement benefits	58,593	57,662
Liability for pension benefits	41,919	42,558

Total liabilities	350,212	289,907

Stockholders’ equity:
Series A Preferred stock, $0.01 par value. Authorized 34,988,889 shares, 31,490,000 issued and outstanding at March 31, 2011 and September 30, 2010	315	315
Series B Preferred stock, $0.01 par value. Authorized 12,114,815 shares, 12,114,815 issued and outstanding at March 31, 2011 and September 30, 2010	121	121
Common stock, $0.01 par value. Authorized 64,965,483 shares, 1,620,993 issued and outstanding at March 31, 2011 and 1,160,000 issued and outstanding at September 30, 2010	16	12
Treasury stock at cost (10,000 common shares held at March 31, 2011 and September 30, 2010)	(38)	(38)
Note receivable-officer	(1,300)	—
Additional paid-in capital	49,400	46,928
Accumulated other comprehensive loss	(32,158)	(32,155)
Retained earnings	42,651	33,057

Total stockholders’ equity	59,007	48,240

Total liabilities and stockholders’ equity	$409,219	$338,147

See accompanying notes to consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Unaudited

(Dollars in thousands, except per share data)

	Six months ended
	March 31, 2011	March 31, 2010
Net Sales	$202,742	$132,919
Cost of Sales	161,578	118,331

Gross profit	41,164	14,588

Selling, general and administrative expenses	16,412	13,285

Income from operations	24,752	1,303

Other expense:
Interest expense, net	7,278	5,469
Loss on extinguishment of debt	—	1,105
Other expense	663	490

	7,941	7,064

Income (loss) before income taxes	16,811	(5,761)

Income tax expense (benefit)	6,391	(2,189)

Net income (loss)	10,420	(3,572)
Preferred stock dividends	(827)	(54)
Income allocated to participating securities	(9,349)	—

Net income (loss) available to common stockholders	$244	$(3,626)

Net income (loss) per share:
Basic	$0.21	$(3.44)

Diluted	$0.21	$(3.44)

Weighted average shares outstanding:
Basic	1,160	1,053
Diluted	33,274	1,053

See accompanying notes to consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss)

Unaudited

(Dollars in thousands)

	Series A Preferred stock		Series B Preferred stock		Common stock		Treasury stock		Note Receivable Officer	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of September 30, 2009	31,490,000	315	—	—	1,558,000	15	10,000	(38)	—	35,049	(22,491)	26,607	39,457
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,572)	(3,572)
Other comprehensive loss, net of tax benefit (pension/postretirement benefit plans actuarial losses)	—	—	—	—	—	—	—	—	—	—	(9)	—	(9)

Total comprehensive income (loss)													(3,581)
Series B Preferred stock issued	—	—	12,114,815	121	—	—	—	—	—	9,879	—	—	10,000
Dividends on Series B Preferred stock	—	—	—	—	—	—	—	—	—	—	—	(54)	(54)
Stock warrants issued	—	—	—	—	—	—	—	—	—	2,394	—	—	2,394
Stock compensation	—	—	—	—	(398,000)	(3)	—	—	—	(694)	—	—	(697)

Balance as of March 31, 2010	31,490,000	$315	12,114,815	$121	1,160,000	$12	10,000	$(38)	—	46,628	(22,500)	22,981	47,519

Balance as of September 30, 2010	31,490,000	$315	12,114,815	$121	1,160,000	$12	10,000	$(38)	—	46,928	(32,155)	33,057	48,240
Net income	—	—	—	—	—	—	—	—	—	—	—	10,420	10,420
Other comprehensive loss, net of tax benefit (pension/postretirement benefit plans actuarial losses)	—	—	—	—	—	—	—	—	—	—	(3)	—	(3)

Total comprehensive income (loss)													10,417
Dividends on Series B Preferred stock	—	—	—	—	—	—	—	—	—	—	—	(826)	(826)
Note Receivable - Officer	—	—	—	—	460,993	4	—	—	(1,300)	1,296	—	—	0
Stock compensation	—	—	—	—	—	—	—	—	—	1,176	—	—	1,176

Balance as of March 31, 2011	31,490,000	$315	12,114,815	$121	1,620,993	$16	10,000	$(38)	$(1,300)	49,400	$(32,158)	$42,651	$59,007

See accompanying notes to consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Unaudited

(Dollars in thousands)

	Six months ended
	March 31, 2011	March 31, 2010
Cash flows from operating activities:
Net income (loss)	$10,420	$(3,572)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,062	4,163
Deferred interest on note payable	—	1,200
Stock compensation—incentive stock options	1,176	(697)
Loss on extinguishment of debt	—	1,105
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(18,724)	(8,062)
(Increase) decrease in inventories	(53,676)	9,942
(Increase) decrease in prepaid expenses and other current assets	955	(509)
(Increase) decrease in other noncurrent assets	(454)	330
Increase (decrease) in accounts payable—trade	13,780	17,253
Increase (decrease) in accrued liabilities	(4,718)	(3,836)
Increase (decrease) in income tax payable/receivable	1,654	4,912
Increase (decrease) in other noncurrent liabilities	289	2,714

Net cash (used in) provided by operating activities	(44,236)	24,943

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	25
Proceeds from Title III	1,942	758
Purchase of property, plant and equipment	(5,112)	(2,874)

Net cash used in investing activities	(3,170)	(2,091)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	—	10,000
Proceeds from issuance of long-term debt	—	10,000
Net (payments) borrowings on revolving credit facility	48,569	(43,574)
Proceeds from issuance of stock warrants	—	2,394
Payments on long-term debt	(1,250)	—
Deferred financing costs	87	(1,672)

Net cash (used in) provided by financing activities	47,406	(22,852)

Net change in cash	—	—
Cash as of beginning of year	—	—

Cash as of end of year	$—	$—

Supplemental disclosures of cash flow information:
Cash paid (received) during period for:
Interest (net of capitalized interest)	$5,892	$3,748
Income taxes, net of refunds received	4,671	(7,025)

See accompanying notes to consolidated financial statements.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except per share data)

(1)    Description of Company

(a) Nature of Business

Latrobe Specialty Metals, Inc. (“the Company”, formerly known as Toolrock Holding, Inc.) is one of the largest global manufacturers and distributors of high quality specialty metals and alloys, based on pounds sold. The Company serves a diversified group of end markets, including the commercial aerospace, defense, oil and gas exploration and production, power generation and industrial markets.

(b) Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Latrobe Specialty Metals Company (“Latrobe”), and Latrobe’s wholly owned subsidiaries, Latrobe Specialty Metals Europe, Inc. (“Latrobe Metals Europe”), Specialty Steel Supply, Inc. (“SSS”), and Latrobe Specialty Metals Distribution Company, Inc. (“Latrobe Distribution”), as well as Latrobe Distribution’s wholly owned subsidiary Latrobe Specialty Steel Distribution, Inc. (“Canada”). All intercompany accounts and transactions have been eliminated in consolidation for all periods.

(c) Business Segments

The Company is comprised of two business segments: Manufacturing, which includes Latrobe and Latrobe Metals Europe, and Distribution, which includes Latrobe Distribution, Canada, and SSS. The Manufacturing segment’s process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty metals. The Distribution segment globally sources and distributes corrosion resistant steels and powder metals for a wide range of industries. Management has chosen to report under these two segments due to the different functions of the segments and because the Company’s chief operating decision–maker reviews financial information based on these two segments, except for interest expense, loss on extinguishment of debt and deferred financing costs, which are reviewed on a consolidated basis.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. The more significant areas requiring the use of management estimates and assumptions relate to the accounting estimates, including trade accounts receivable-allowance for doubtful accounts, inventory obsolescence and valuation, goodwill and identifiable intangible assets and their impairment, revenue recognition, property, plant, and equipment and its impairment, accrued pension benefits, accrued post-retirement benefits, share-based payment arrangements and income taxes. Company management bases its estimates on historical experience, expectations of the future, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(2) Basis of Presentation

Interim Financial Statements

The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

“Codification” or “ASC”) for interim financial information and Article 10 of Regulation S-X issued by the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by U.S. GAAP for annual fiscal reporting periods. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders’ equity and comprehensive income (loss) and cash flows. The results of operations for the six months ended March 31, 2011 and 2010 are not necessarily indicative of results that may be expected for the year ending September 30, 2011 or any other period. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto included in this prospectus.

(3) Inventories

Inventories consisted of the following as of March 31, 2011 and September 30, 2010:

	March 31, 2011	September 30, 2010
Raw materials	38,336	15,308
Work-in-process	91,708	68,670
Finished goods	79,022	71,589
Supplies	2,102	1,925

Total inventories, net	$211,168	157,492

Included in finished goods above is $7,167 and $5,831 of inventory consigned to others as of March 31, 2011 and September 30, 2010, respectively. Inventories are net of reserves for excess and obsolete inventory of $5,837 and $6,905 as of March 31, 2011 and September 30, 2010, respectively. The carrying value of inventories has been reduced for a lower of cost or market (LCM) adjustment of $274 and $1,716 as of March 31, 2011 and September 30, 2010, respectively.

(4)    Property, Plant and Equipment

Property, plant and equipment consisted of the following as of March 31, 2011 and September 30, 2010:

	March 31, 2011	September 30, 2010
Land	$685	685
Buildings	11,647	11,401
Machinery and equipment	66,055	62,271
Construction in progress	9,994	9,704

	88,381	84,061
Less accumulated depreciation	(17,601)	(14,740)

	$70,780	69,321

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

(5)    Goodwill and Other Intangible Assets

(a) Acquired Intangible Assets

Intangible assets consisted of the following as of March 31, 2011 and September 30, 2010:

	March 31, 2011	September 30, 2010
Customer relationships	$11,207	11,207
Patent	100	100

	11,307	11,307
Less accumulated amortization	(7,023)	(6,362)

	$4,284	4,945

(b) Goodwill

Goodwill is attributable to the acquisition of SSS in 2008. The amount of goodwill as of March 31, 2011 and September 30, 2010 was $760.

(6)    Other Noncurrent Assets

Other noncurrent assets consisted of the following as of March 31, 2011 and September 30, 2010:

	March 31, 2011	September 30, 2010
Deferred financing costs, net of accumulated amortization of $3,621 and $1,995, respectively	$6,721	8,346
Other	796	342

	$7,517	8,688

(7)    Debt

The Company’s long-term debt consisted of the following as of March 31, 2011 and September 30, 2010:

	March 31, 2011	September 30, 2010
Revolver	$119,709	71,140
Term loan	3,750	2,500

Current portion	$123,459	73,640

Term loan	45,000	47,500

Long-term portion	$45,000	47,500

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

The Company has a $175,000 Revolving Credit Loan and Security Agreement (Wachovia Credit Facility) with Wachovia Bank, National Association (Wachovia or Senior Agent) and certain other lenders. The Wachovia Credit Facility is composed of a five-year $175,000 Asset Based Revolving Credit Facility (Wachovia Revolver) and includes a $10,000 letter of credit sub-limit.

As of March 31, 2011, the Wachovia Revolver had an outstanding balance of $119,709. The Company must pay monthly, in arrears, a commitment fee of 0.75% per annum on the unused amount of the Wachovia Revolver’s total commitment. As of March 31, $5,873 of standby letters of credit have been issued against the Wachovia Revolver. There is also a $10,000 general reserve required which lowers the Company’s availability. The remaining availability related to the Wachovia Revolver was $39,399 as of March 31, 2011, which is based upon the borrowing base collateral of $174,981 at that date. The Company is subject to certain covenants as to minimum EBITDA and fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets, the amount of annual capital expenditures and the declaration of dividends and other distributions on the Company’s capital stock. The Company was in compliance with all such covenants as of March 31, 2011 and believes that it will remain in compliance for the foreseeable future.

The balance outstanding on the Wachovia Revolver as of March 31, 2011 and September 30, 2010 has been reflected as a current liability in the consolidated balance sheet due to the presence of a lock box requirement and a subjective acceleration clause in the Wachovia Credit Facility.

The Company has a $50,000 Senior Secured Term Loan (Term Loan) with DDJ Capital Management LLC (DDJ). The Term Loan facility is secured by certain fixed assets of the Company. The Term Loan is payable in quarterly installments of $625, which commenced on December 31, 2010 and increase to $1,250 starting December 31, 2011, with the remaining balance due on September 6, 2013. As of March 31, 2011, the most recent required measurement date under the Term Loan Facility, the Company was in compliance with the covenants as of March 31, 2011 and believes that it will remain in compliance for the foreseeable future. The Company’s Credit Facility and Term Loan contain cross default provisions to each other.

(8)    Income Taxes

The tax rate used for interim periods is the estimated annual effective tax rate, based on the current estimate of full year results, except for taxes related to discrete events, if any, are recorded in the interim period in which they occur. The provision for income taxes is based on the estimated income tax rate for the fiscal year ended September 30, 2011 plus or minus the tax effects related to discrete items. The effective income tax rate calculated based on ordinary operating income for the six months ended March 31, 2011 and March 31, 2010 was 38.0%. For the six months ended March 31, 2011 and 2010, the income tax expense (benefit) was $6,391 and $(2,189), respectively.

For the six month periods ended March 31, 2011 and 2010, the income tax expense (benefit) presented differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income (loss) due to the effect of state income taxes and a credit for research and development costs and a deduction for qualifying domestic production activities.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

(9)    Employee Benefit Plans

The net periodic benefit cost recognized for the Pension Plan and Postretirement Plan were as follows:

	Six months ended March 31,
	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Components of net periodic benefit cost:
Service cost	$918	754	606	516
Interest cost	2,528	2,804	1,388	1,440
Expected return on plan assets	(2,424)	(2,386)	—	—
Amortization of net actuarial loss	1,048	798	268	112
Amortization of prior service cost	36	36	—	—

Net periodic benefit cost	$2,106	2,006	2,262	2,068

The Company contributed $2,744 and $0, respectively to the Company sponsored domestic pension plan and $2,095 and $1,911, respectively to its other post-retirement benefit plans for the six months ended March 31, 2011 and 2010. The Company presently expects future contributions of $4,569 to its domestic pension plan and $2,238 to its other post-retirement benefit plans for the remainder of fiscal 2011. The Pension Protection Act of 2006 requires funding over a seven-year period to achieve 100% funded status.

(10)    Fair Value of Financial Instruments

On October 1, 2010, The Company adopted ASU 2010-06 “Interim Disclosures about Fair Value of Financial Instruments” which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. It also defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by the standard contains three levels as follows:

Level 1—Unadjusted quoted prices available in active markets for the identical assets or liabilities at the measurement date.

Level 2—Unadjusted quoted prices available in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3—Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgments. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value of hierarchy requires the use of observable market data when available. In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. Financial instruments include cash, accounts receivable, other current assets, accounts payable, short-term debt and other current liabilities. The carrying amounts of these financial instruments approximated fair value at March 31, 2011 and

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

September 30, 2010 due to their short-term maturities. The fair value of the Revolver approximates the carrying amount due to the interest rate being based on one-month floating Eurodollar rates.

The fair value of long-term debt is estimated by discounting the future cash flows of each issuance at rates that the Company estimates that it could obtain similar debt instruments of comparable maturities (Level 3 inputs). The carrying amounts and approximate fair values as of March 31, 2011 and September 30, 2010 are as follows:

	Carrying amount		Approximate fair value
	March 31, 2011	September 30, 2010	March 31, 2011	September 30, 2010
Term loan	48,750	50,000	48,750	50,000

The fair values of the financial instruments noted above as of March 31,2011 and September 30, 2010 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

(11)    Related Party Transactions

During the six months ended March 31, 2011 and 2010, the Company incurred management fees for services rendered by Watermill and Hicks, both related parties. Watermill was paid $1,220 and $0 and Hicks was paid $980 and $0 for the six months ended March 31, 2011 and 2010, respectively, including $500 to Watermill and $500 to Hicks for services related to securing the Term Loan during fiscal year 2010 and these fees incurred related to the Term Loan have been deferred and are being amortized over the term of the related debt. As of March 31, 2011 and September 30, 2010, no management fees were payable to either Watermill or Hicks, respectively.

(12)    Commitments and Contingencies

The manufacturing of certain of the Company’s products requires a significant volume of natural gas. As of March 31, 2011, the Company entered into twenty contracts to purchase natural gas for the months of April 2011 through October 2012. The twenty contracts are each for either 10,000 mcf or 20,000 mcf per month at fixed prices ranging from $3.985 to $4.810. per mcf. The Company is obligated to purchase the agreed upon amount at the agreed upon prices plus a basis cost of $0.19 per mcf, a transportation cost of $0.36 per mcf and a pool fee of $0.08 per mcf.

The Company is subject to federal, state, and local laws designed to protect the environment and believes that as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

The Company is party to various litigation, claims and disputes, including labor regulation claims and Occupational Safety and Health Administration and environmental regulation violations arising in the ordinary

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on its business, consolidated financial condition, results of operations or cash flows. The accrual for estimated losses from environmental remediation obligations was approximately $200 as of March 31, 2011 and 2010.

(13)    Share-Based Payment Arrangements

The Company has an Employee, Director, and Consultant Stock Plan (ED&C Plan), which provides stock awards to the participants. The ED&C Plan as amended provides for 3,542,822 shares of Non-Voting Common Stock to be available for award to the participants. Shares of restricted Non-Voting Common Stock totaling 1,558,000 have previously been granted to certain management personnel. On January 17, 2011, the Company granted for the purchase of 460,993 shares of restricted Non-Voting Common Stock to the chief executive officer at the price of $2.82 per share. Simultaneously, a non-interest bearing note with no expiration date was issued for the purchase price of $1.3 million.

Furthermore, the Company has a business advisory board and in July 2008 granted nonqualified stock options for 30,000 shares of Non-Voting Common Stock to each of two members of the advisory board, such stock options having an exercise price which approximated fair market value at the grant date.

Under the ED&C Plan, the Company is authorized to grant stock options to certain key employees, nonemployee directors and consultants in the form of either restricted stock, nonqualified stock options (NQSOs) or incentive stock options (ISOs). On January 26, 2010, the Company granted 609,927 ISOs for the purchase of Non-Voting Common Stock at an exercise price of $2.82, the fair value of the Company’s Common Stock on the day of the grant as determined by an independent valuation. The ISOs granted are exercisable for a period of ten years from the date of grant and vest 25% per year over a four-year period from the grant date.

On November 2, 2010, the Company granted 315,000 ISOs for the purchase of Non-Voting Common Stock at an exercise price of $2.82. The fair value was determined to be $3.90 based on an internal model using projected EBITDA and comparable company EBITDA multipliers to calculate the enterprise value of the Company. The ISOs granted are exercisable for a period of ten years from the date of grant and vest 25% per year over a four-year period from the grant date.

On January 17, 2011, the Company granted 900,000 ISOs for the purchase of Non-Voting Common Stock at an exercise price of $2.82 to the chief executive officer. The fair value was determined to be $3.90 based on an internal model using projected EBITDA and comparable company EBITDA multipliers to calculate the enterprise value of the Company. The ISOs granted are exercisable for a period of ten years from the date of grant and vest 25% per year over a four-year period from the grant date.

Because the Company is a privately owned, closely held corporation, there is not sufficient empirical data associated with prior transactions involving the Company’s common stock to determine the volatility of the common stock. Expected volatility was based upon comparable guideline companies whose historical volatilities provided a better indication of the future volatility of the Company’s stock. The risk-free interest rate is based upon a zero coupon treasury rate.

Stock compensation expense is $1,176 and $(697) for the six months ended March 31, 2011 and 2010 respectively, which represents management’s estimate of the amount of stock compensation expense related to the ISO’s ($675) which were outstanding during the first six months of fiscals year ending September 30, 2011 and 2010, and the restricted stock ($501) granted to the new chief executive officer in January 2011.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

The calculated fair value of each option granted is estimated on the date of the grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions used for grants:

	January 17, 2011	November 2, 2010	January 26, 2010
Expected dividend yield	0%	0%	0%
Expected volatility of Company’s stock	71.90%	72.40%	67.74%
Risk-free interest rate	2.66%	1.87%	3.28%
Expected life in years	7.0	7.0	7.0
Weighted average calculated fair value of options granted per share	$2.89	$2.86	$1.89

The following table provides information about outstanding options for the six months ended March 31, 2011:

	Shares (in thousands)	Weighted average exercise price per share
Options outstanding at September 30, 2009	—	$—
Granted	609,927	2.82
Exercised	—	—
Forfeited	—	—

Options outstanding at September 30, 2010	609,927	$2.82

Granted	315,000	2.82
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2010	924,927	$2.82

Granted	900,000	2.82
Exercised	—	—
Forfeited	—	—

Options outstanding at March 31, 2011	1,824,927	$2.82

Exercisable shares at March 31, 2011	152,482	$2.82

The remaining unrecognized compensation expense at March 31, 2011 was $3,576 to be recognized over a weighted average period of 1.95 years.

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

(14)    Business Segments

The Company is comprised of two business segments: Manufacturing, which includes Latrobe and Latrobe Metals Europe, and Distribution, which includes Latrobe Distribution, Canada, and SSS. The Manufacturing segment’s process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. The Distribution segment globally sources and distributes corrosion resistant steels and powder metals for a wide range of industries.

The segment data is as follows:

(dollars in thousands)	For the Six months ended March 31,
	2011	2010
Net sales:
Manufacturing	$141,020	$88,690
Distribution	70,047	49,301
Intersegment	(8,325)	(5,072)

Consolidated net sales	$202,742	$132,919

Operating Income (Loss):
Manufacturing	$18,462	$(27)
Distribution	6,730	542
Intersegment	(440)	788

Consolidated operating income (loss)	$24,752	$1,303

Interest expense and other financing costs, including loss on extinguishment of debt:
Manufacturing	$7,278	$6,574
Distribution	—	—

Total interest expense and other financing costs, including loss on extinguishment of debt	$7,278	$6,574

Other Expense:
Manufacturing	$579	$432
Distribution	84	58

Total other expense	$663	$490

	As of
	September 30, 2010	March 31, 2011
Total Assets:
Manufacturing	$248,230	316,588
Distribution	89,917	92,631

Total assets	$338,147	409,219

LATROBE SPECIALTY METALS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Unaudited)

(Dollars in thousands, except per share data)

(15)    Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share for the six month periods ended March 31, 2011 and 2010 (shares in thousands):

	Six Months Ended 3/31/2011	Six Months Ended 3/31/2010
Numerator (basic and diluted):
Net Income (loss)	$10,420	$(3,572)
Less: Preferred stock dividends (Series B)	(827)	(54)
Less: Income allocated to participating securities	(9,349)	—

Net Income (loss) available to common stockholders for basic EPS	$244	$(3,626)

Add back: Income allocated to participating securities	6,795	—

Net Income (loss) available to common stockholders for diluted EPS	$7,019	$(3,626)

Denominator (basic):
Weighted average common shares outstanding	1,160	1,053

Denominator (diluted):
Weighted average common shares outstanding	1,160	1,053
Dilutive stock options	68	—
Common shares from Series A Preferred Stock Warrants	525	—
Common shares from Non-voting Common Stock Warrants	21	—
Common shares from Series A Preferred Stock	31,500	—

Net weighted average common shares outstanding	33,274	1,053

Net income (loss) per share attributable to holders of common stock:
Basic	$0.21	$(3.44)
Diluted	$0.21	$(3.44)

The following represents shares not included in the computation of diluted earnings per share because to do so would have been anti-dilutive (shares in thousands):

Series A Convertible Participating Preferred Stock	—	31,500
Series B Convertible Participating Preferred Stock	12,115	12,115
Restricted Stock	461	—
Stock Options	1,215	670
Series A Preferred Stock Warrants	—	3,499
Non-voting Common Stock Warrants	—	136

	13,791	47,920

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Registrant:

SEC registration fee		$20,318
Financial Industry Regulatory Authority, Inc. filing fee		*
Listing fee for the NYSE		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporate Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Our certificate of incorporation and by-laws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for our directors and officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and in certain cases only if the director or officer is not adjudged to be liable to us.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under § 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. Pursuant to authority conferred by Delaware law, our certificate of incorporation contains provisions providing that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to us or our stockholders for breach of the duty of care.

These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, the registrant has not sold its securities without registration under the Securities Act except as described below:

1.	On January 26, 2010, we issued options to purchase 609,927 shares of common stock at an exercise price of $2.82 per share under the 2006 Equity Plan to certain members of our management.

2.	On March 17, 2010, we issued 12,041,251 and 73,564 shares of Series B Preferred Stock to Toolrock and certain members of our management, respectively, for an aggregate purchase price of approximately $9.9 million and $60,000, respectively. In addition, we issued to Sankaty and RGIP, LLC warrants to purchase 135,566 shares of our common stock and warrants to purchase 3,498,889 shares of our Series A Preferred Stock as part of the issuance of $10.0 million of additional senior subordinated notes.

3.	On November 2, 2010, we issued options to purchase 315,000 shares of common stock under the 2006 Equity Plan at a price of $2.82 per share to certain members of our management and other key employees.

4.

On January 17, 2011, we issued 460,993 shares of common stock to B. Christopher DiSantis for an aggregate purchase price of approximately $1.3 million. From the issuance date until the first anniversary thereof, all of these shares are subject to our right to repurchase the shares at fair market value. On each subsequent anniversary date until the third anniversary date, the number of shares subject to the repurchase right decreases by one-third. After the third anniversary date, no shares are subject to the repurchase right. In addition, we issued an option to purchase 900,000 shares of common stock at an exercise price of $2.82 to Mr. DiSantis. These options vest ratably over a four year period on the anniversary date of their grant. Mr. DiSantis is our President and Chief Executive Officer.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Latrobe, to information about Latrobe.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of Latrobe Specialty Metals, Inc.

3.2	*	Amended and Restated By-laws of Latrobe Specialty Metals, Inc.

4.1	*	Form of Common Stock Certificate.

5.1	*	Opinion of Weil, Gotshal & Manges LLP.

10.1		Loan and Security Agreement, by and among Latrobe Steel Company and OH&R Special Steels Company as Borrowers and Toolrock Holding, Inc. as Guarantor dated March 6, 2008.

10.2		Amendment No. 1 to Loan and Security Agreement and Consent, dated January 22, 2009.

10.3		Waiver and Amendment No. 2 to Loan and Security Agreement, dated March 17, 2010.

10.4		Amendment No. 3 to Loan and Security Agreement, dated July 30, 2010.

10.5		Loan and Security Agreement, by and among Latrobe Steel Company, OH&R Special Steels Company and Specialty Steel Supply Inc. as Borrowers and Toolrock Holding, Inc. as Guarantor, dated July 30, 2010.

10.6		Monitoring and Oversight Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Hicks Holdings Operating LLC, dated as of December 8, 2006.

10.7		Monitoring and Oversight Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Watermill Management Company, LLC, dated as of December 8, 2006.

10.8		Transaction Services Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Hicks Holdings Operating LLC, dated as of March 6, 2008.

10.9		Transaction Services Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Watermill Management Company, LLC, dated as of March 6, 2008.

10.10

Amended and Restated Registration Rights Agreement, by and among Toolrock Investment, LLC, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., HHEP-Latrobe, L.P., Sankaty Credit Opportunities II, L.P., Prospect Harbor Credit Partners, L.P., Sankaty High Yield Partners, III, L.P. and RGIP, LLC, dated as of March 17, 2010.

10.11	*	Bonus Plan.

10.12		Employment Agreement, by and between Latrobe Steel Company and B. Christopher DiSantis, dated as of January 17, 2011.

Exhibit Number		Description

10.13		Toolrock Holding, Inc. 2006 Employee, Director and Consultant Stock Plan.

10.14		Amendment No. 1 to the Toolrock Holding, Inc. 2006 Employee, Director and Consultant Stock Plan.

10.15		Form of Restricted Stock Agreement.

10.16		Form of Incentive Stock Option Agreement.

10.17		Form of Series A Preferred Stock Purchase Agreement.

10.18		Form of Series B Preferred Stock Purchase Agreement.

10.19		Securities Purchase Agreement, by and among Toolrock Investment, LLC, Toolrock Holding, Inc. and the purchasers named therein, dated as of March 17, 2010.

10.20		Stock Purchase Agreement, by and among Toolrock Holding, Inc., Toolrock Investment, LLC and B. Christopher DiSantis, dated as of January 17, 2011.
10.21		Stock Option Agreement, by and among Toolrock Holding, Inc., Toolrock Investment, LLC and B. Christopher DiSantis, dated as of January 17, 2011.

10.22	*	Registration and Tag-Along Rights Agreement.

21.1		List of Subsidiaries of Latrobe Specialty Metals, Inc.

23.1		Consent of KPMG LLP.

23.2	*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Latrobe, State of Pennsylvania, on May 24, 2011.

LATROBE SPECIALTY METALS, INC.

By:	/S/ B. CHRISTOPHER DISANTIS
B. Christopher DiSantis
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of B. Christopher DiSantis and Dale B. Mikus, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 24, 2011.

Signature	Title

/S/ B. CHRISTOPHER DISANTIS B. Christopher DiSantis	President and Chief Executive Officer, and Director (Principal Executive Officer)

/S/ DALE B. MIKUS Dale B. Mikus	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/S/ ROBERT W. ACKERMAN Robert W. Ackerman	Director

/S/ THOMAS O. HICKS Thomas O. Hicks	Director

/S/ STEVEN E. KAROL Steven E. Karol	Director

/S/ ROBERT M. SWARTZ Robert M. Swartz	Director

EXHIBIT LIST

Exhibit Number		Description
1.1*		Form of Underwriting Agreement.

3.1*		Amended and Restated Certificate of Incorporation of Latrobe Specialty Metals, Inc.

3.2*		Amended and Restated By-laws of Latrobe Specialty Metals, Inc.

4.1*		Form of Common Stock Certificate.

5.1*		Opinion of Weil, Gotshal & Manges LLP.

10.1		Loan and Security Agreement, by and among Latrobe Steel Company and OH&R Special Steels Company as Borrowers and Toolrock Holding, Inc. as Guarantor dated March 6, 2008.

10.2		Amendment No. 1 to Loan and Security Agreement and Consent, dated January 22, 2009.

10.3		Waiver and Amendment No. 2 to Loan and Security Agreement, dated March 17, 2010.

10.4		Amendment No. 3 to Loan and Security Agreement, dated July 30, 2010.

10.5		Loan and Security Agreement, by and among Latrobe Steel Company, OH&R Special Steels Company and Specialty Steel Supply Inc. as Borrowers and Toolrock Holding, Inc. as Guarantor, dated July 30, 2010.

10.6		Monitoring and Oversight Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Hicks Holdings Operating LLC, dated as of December 8, 2006.

10.7		Monitoring and Oversight Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Watermill Management Company, LLC, dated as of December 8, 2006.

10.8		Transaction Services Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Hicks Holdings Operating LLC, dated as of March 6, 2008.

10.9		Transaction Services Agreement, by and among Latrobe Steel Company, Toolrock Holding, Inc. and Watermill Management Company, LLC, dated as of March 6, 2008.

10.10

Amended and Restated Registration Rights Agreement, by and among Toolrock Investment, LLC, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., HHEP-Latrobe, L.P., Sankaty Credit Opportunities II, L.P., Prospect Harbor Credit Partners, L.P., Sankaty High Yield Partners, III, L.P. and RGIP, LLC, dated as of March 17, 2010.

10.11*		Bonus Plan.

10.12		Employment Agreement, by and between Latrobe Steel Company and B. Christopher DiSantis, dated as of January 17, 2011.

10.13		Toolrock Holding, Inc. 2006 Employee, Director and Consultant Stock Plan.

10.14		Amendment No. 1 to the Toolrock Holding, Inc. 2006 Employee, Director and Consultant Stock Plan.

10.15		Form of Restricted Stock Agreement.

10.16		Form of Incentive Stock Option Agreement.

10.17		Form of Series A Preferred Stock Purchase Agreement.

10.18		Form of Series B Preferred Stock Purchase Agreement.

10.19		Securities Purchase Agreement, by and among Toolrock Investment, LLC, Toolrock Holding, Inc. and the purchasers named therein, dated as of March 17, 2010.

10.20		Stock Purchase Agreement, by and among Toolrock Holding, Inc., Toolrock Investment, LLC and B. Christopher DiSantis, dated as of January 17, 2011.

10.21		Stock Option Agreement, by and among Toolrock Holding, Inc., Toolrock Investment, LLC and B. Christopher DiSantis, dated as of January 17, 2011.

10.22	*	Registration and Tag-Along Rights Agreement.

21.1		List of Subsidiaries of Latrobe Specialty Metals, Inc.

23.1		Consent of KPMG LLP.

23.2*		Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.